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03024418

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Financial Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 17 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1716 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/10/03

03 JUL -? ... 7:21

82-1716


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C. 187 SECTION

Power Financial Corporation

ANNUAL REPORT 2002

ARIS
12-31-02


Power
Financial
Corporation

Power Financial Corporation's annual report for 2002 features a selection of paintings by two outstanding Canadian artists of the early twentieth century: Marc-Aurèle de Foy Suzor-Coté and Tom Thomson. Each artist was the subject of a recent retrospective sponsored by Power Financial group companies in co-operation with the Musée national des beaux-arts du Québec, the Art Gallery of Ontario and the National Gallery of Canada.

Investors Group Inc. is the primary sponsor of "Light and Matter", an exhibition of over 100 works by Suzor-Coté appearing at the Musée national des beaux-arts du Québec in Québec City and at the National Gallery of Canada in Ottawa in 2002 and 2003. This was the first major showing of his work in over 70 years.

The Great-West Life Assurance Company is the primary sponsor of an important exhibition of over 140 works by Tom Thomson at the Musée national des beaux-arts du Québec through the winter and spring of 2003.

Both companies are honoured to be able to contribute to the cultural life of Canada through these exhibitions and through their programs of support for the arts.

TABLE OF CONTENTS

Power Financial Corporation

FINANCIAL HIGHLIGHTS

DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2002	2001
Total revenue	18,620	17,878
Net earnings	988	879
Operating earnings per common share, before goodwill amortization and non-recurring items	2.97	2.53
Net earnings per common share	2.72	2.44
Dividends declared per common share	1.04	0.88
Total assets	68,319	67,069
Total assets and assets under administration	172,815	180,980
Shareholders' equity	6,855	5,828
Book value per common share	16.73	14.65
Common shares outstanding (in millions)	346.9	346.7

Profile

POWER FINANCIAL CORPORATION HAS SIGNIFICANT INTERESTS IN THE FOLLOWING COMPANIES:

GREAT-WEST LIFECO INC. holds a 100 per cent interest in The Great-West Life Assurance Company (Great-West Life) and in Great-West Life & Annuity Insurance Company. Great-West Life also holds 100 per cent of London Insurance Group Inc., which in turn owns 100 per cent of London Life Insurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $96 billion.

THE GREAT-WEST LIFE ASSURANCE COMPANY is a leading insurer in Canada, offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiary, London Life Insurance Company, Great-West Life serves the financial security needs of nine million Canadians.

LONDON LIFE INSURANCE COMPANY offers financial security advice through its Freedom 55 Financial™ Division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY operates in the United States of America, providing a full range of healthcare, life and disability insurance, annuities, and retirement savings products and services.

INVESTORS GROUP INC. together with Mackenzie Financial Corporation, is Canada's largest mutual fund organization with over $74 billion in assets under management and administration. With over one million clients and more than $39 billion in assets under management and administration, Investors Group holds a strong leadership position in the financial services industry. Through its network of over 3,300 consultants nationwide, Investors Group clients receive comprehensive investment, retirement, tax and estate planning advice and service, and a full range of investments through Investors Group *Masterseries*™ and third-party advised funds, together with a broad selection of insurance, mortgage and securities products and services.

MACKENZIE FINANCIAL CORPORATION is a multifaceted investment management and financial services corporation with over $35 billion in assets under management and administration and 1.5 million client accounts. Mackenzie mutual funds are sold through relationships with 35,000 independent financial advisers across Canada. Mackenzie also offers a family of mutual and segregated funds, provides trustee, administrative and securities services, and offers a wide variety of deposit and lending products.

THE PARGESA GROUP holds significant positions in a selected number of large companies based in Europe. These companies operate in strategic industries including media, energy, water, waste services, and specialty minerals.

Group Organization Chart

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS OF DECEMBER 31, 2002.


POWER FINANCIAL CORPORATION
78.5%
4.4%
3.5%
56.1%
50.0%
GREAT-WEST LIFECO INC.
INVESTORS GROUP INC.
PARJOINTCO N.V.
100%
100%
100%
100%
100%
54.6%
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
THE GREAT-WEST LIFE ASSURANCE COMPANY
LONDON LIFE INSURANCE COMPANY
INVESTORS GROUP
MACKENZIE FINANCIAL CORPORATION
PARGESA HOLDING S.A.

Geographic Distribution of Investments


EUROPE 24.6%
UNITED STATES 29.9%
CANADA 45.6%

Marc-Aurèle de Foy Suzor-Coté


Suzor-Coté
light and matter

CATALOGUE COVER



SELF-PORTRAIT 1896–1897

Born in Arthabaska, a village in the Bois-Francs region of Québec, Suzor-Coté completed his artistic training in Paris in the course of three trips to the City of Light between 1891 and 1912. He was introduced to the Impressionist style while in France, but it was only on his return to Canada in 1912 that this influence began to shine through in his work, in a series of sun-dappled winter landscapes of his native village.

A painter and sculptor, Suzor-Coté created portraits, landscapes, still lifes, nudes and historical canvases. He used all types of media – oils, pastels, charcoal and bronze – with astounding talent. An accomplished sculptor, he also crafted some 40 representations of local people, natives and Canadian explorers.

The Arthabaska countryside and its inhabitants were a continuing source of inspiration for Suzor-Coté. His ambitious effort to portray his fellow people in their everyday life is a testament to the artist's profound attachment to his roots, and his long periods abroad only deepened his appreciation of the uniqueness of his homeland.

Catalogue for the recent exhibition Suzor-Coté, 1869-1937: Suzor-Coté: light and matter. *Cover painting:* Winter Landscape *[catalogue 63].*

Tom Thomson

1877–1917



PORTRAIT OF TOM THOMSON


HOMSON

CATALOGUE COVER

Born in 1877 in Claremont, Ontario, Tom Thomson showed artistic flair from a very early age, which he later perfected at the Canada Business College in 1900. There, he learned the basics of the trade of draftsman, which he then pursued at Seattle's Acme Business College in 1902. He settled in Toronto around 1905, working for the Legg Brothers photo-engraving company, and then at the Grip Studio from 1908 to 1913.

A nature lover and avid fisherman, Thomson never left home without his sketch book. His work as a commercial illustrator was already beginning to show talent in terms of colour combinations and the spatial arrangement of subjects. In 1912, Thomson began painting in Algonquin Park, a spot he introduced to his painter friends in 1914. Algonquin Park, Georgian Bay and the area around Huntsville – the subjects of most of his paintings – were a paradise of wide-open spaces bathed in a unique, inspiring coloured light.

The dazzling career of this exceptionally talented painter lasted only five years and ended tragically with his drowning on a canoe trip in 1917, two years before the formation of the Group of Seven, of which he is the acknowledged precursor.

Catalogue of a travelling exhibition: Tom Thomson. *Cover painting:* The Jack Pine *[catalogue 132].*

Directors' Report to Shareholders



PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD,
POWER FINANCIAL CORPORATION



ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the year ended December 31, 2002 were $1,074 million or $2.97 per share, compared with $906 million or $2.53 per share for the same period in 2001. This represents a 17 per cent increase on a per share basis.

Other income of a non-recurring nature for 2002 consisted of a charge of $86 million or $0.25 per share, representing principally the impact on the Corporation's earnings of non-operating items recorded within the Pargesa group. Other income in 2001 was $269 million or $0.77 per share and consisted primarily of a net dilution gain related to the acquisition of Mackenzie Financial Corporation.

Net earnings including other items, for 2002, were $988 million or $2.72 per share. For 2001, net earnings also included goodwill amortization of $107 million and Power Financial's share of specific charges recorded by a subsidiary of $879 million or $2.44 per share.

DIVIDENDS For the eleventh consecutive year, Power Financial Corporation's common share dividend was increased so that at the end of 2002, the quarterly dividend was 28 cents per share, compared with 24 cents at the end of 2001 and compared with 4 cents per share at the end of 1991 (adjusted for share splits). The dividends declared on common shares totalled $1.04 per share in 2002, compared with 88 cents in 2001, representing an increase of 18 per cent.

Power Financial Corporation's principal subsidiaries and affiliate also increased their dividends in 2002. Great-West Lifeco's quarterly dividend was 24.75 cents per common share at the end of 2002, as against 20.5 cents at the end of 2001. The quarterly dividend paid on common shares of Investors Group increased from 19 cents to 22.5 cents per share during the year. Also, in 2002, Pargesa Holding increased its dividend per bearer share from SF75 to SF80.



Suzor-Coté
ARTHABASKA, 1909

GREAT-WEST LIFECO INC. Great-West Lifeco reported net income attributable to common shareholders of $931 million for the twelve months ended December 31, 2002. This result represents an increase of 15 per cent over 2001 on a per share basis, after adjusting for non-recurring charges relating to goodwill amortization, Alta Health & Life Insurance Company, and the events of September 11, 2001, to facilitate comparison between years.

Great-West Lifeco's return on common equity was 22.9 per cent for the year 2002, among the highest for a Canadian financial services company.

In Canada, Great-West Life and London Life reported that consolidated net earnings attributable to common shareholders for 2002 increased 15 per cent to $441 million from $384 million in 2001.

In the United States, Great-West Life & Annuity Insurance Company's consolidated net earnings for 2002 increased 13 per cent to $490 million from $435 million in the previous year.

INVESTORS GROUP INC. AND MACKENZIE FINANCIAL CORPORATION
Net income attributable to common shareholders reported by Investors Group Inc. was $491 million in 2002, compared with $388 million in 2001, an increase of 18.5 per cent on a per share basis.

The 2001 figure excludes both a restructuring charge of $56 million (after tax) and goodwill amortization related to the acquisition of Mackenzie Financial. It includes goodwill amortization related to Investors Group's investment in Lifeco which, if excluded to reflect accounting standards now in effect, would have resulted in an increase in earnings per share in 2002 of 17 per cent. A change in the method of amortization of sales commissions introduced in April 2001 to reflect a more accurate estimate of their useful life, increased earnings by $20 million after tax in 2002. This method is also consistent with that used by Mackenzie and the industry generally.

Investors Group's gross revenue increased from $1.8 billion to $1.9 billion, while operating expenses declined by over $50 million, due to expense synergies generated between operating units and a disciplined focus on cost efficiency.

Client assets under management and administration at the end of the year totalled $74.8 billion, compared with $83.1 billion at December 31, 2001, essentially as a result of declining equity markets.

Investors Group's return on average common equity for 2002 was 19.2 per cent, compared with 19.6 per cent in 2001, excluding goodwill amortization and restructuring charges.

Mutual fund sales through Investors Group's own consultant network were $4.9 billion compared with $5.5 billion in 2001. Net redemptions were $109 million compared with net sales of $837 million in the previous year.

Mackenzie's Canadian operations reported mutual fund sales of $6.0 billion compared with $5.5 billion in the prior year. Mutual fund net sales were $288 million compared with $280 million.

PARGESA HOLDING S.A. Power Financial holds together with the Frère group a 54.6 per cent equity interest in Pargesa Holding S.A. In 2002, Power Financial's share of net operating earnings of its European affiliate was $80 million, as compared with $39 million in 2001. Both Bertelsmann and Imerys achieved improved operating earnings due to restructuring and cost-reduction programs undertaken previously. TotalFinaElf and Suez, which are accounted for at cost, increased their dividends during the year.

In addition, Power Financial's net share of other income of a non-recurring nature recorded by Pargesa resulted in a charge of $87 million in 2002, compared with a net credit

MAUVE AND GOLD, circa 1911

There are some 20 known versions of this subject, which contributed significantly to Suzor-Coté's renown. The changing hues, conjured up by the painting's title, give this winter scene a poetic feel, tinged with a cleverly portrayed realism.

Suzor-Coté

MAUVE AND GOLD, circa 1911





Tom Thomson

OPULENT OCTOBER, winter 1915–1916

of $72 million. Pargesa reported net non-recurring charges in 2002, mainly due to a reduction of the carrying value of its investment in Zomba Music Group by Bertelsmann. In 2001, Pargesa recorded a net non-recurring profit, resulting principally from the exchange of GBL's 30 per cent interest in RTL for a 25 per cent interest in Bertelsmann.

The group companies' financial results and operations are discussed at greater length in the section of this report entitled *Management's Discussion and Analysis of Operating Results* and in the pages dedicated to each of the major operating companies.

GROUP DEVELOPMENTS Great-West's subsidiary, London Insurance Group Inc., closed the sale of its subsidiary, London Guarantee Insurance Company, to The St. Paul Companies of Saint Paul, Minnesota, in March. The company had identified London Guarantee as a non-strategic business unit.

During the second half of 2002, Mackenzie Financial sold its 85.7 per cent interest in its U.S. subsidiary, Mackenzie Investment Management Inc. This sale was part of Mackenzie's strategy to focus on its core Canadian distribution operations and the needs of Canadian independent financial advisers and their clients. The buyer, Waddell & Reed Financial, Inc., will act as a sub-adviser to some Mackenzie funds.

In November 2002, Investors Group, Great-West Life and London Life announced an agreement with National Bank of Canada whereby the three Power Financial group companies will deliver banking products and services through their respective distribution networks.

Year	
02	2.97
01	2.53
00	2.18
99	1.83
98	1.53

1.30 1.70 2.10 2.50 2.90

POWER NCIAL CORPORATION
OPERATING EARNINGS P ARE, BEFORE GOODWILL AMORTIZATION
AND NON- RING ITEMS [IN DOLLARS]

Under the agreement, Investors (Great-West Life and London Life will offer their individual clients banking produ l services developed by National Bank. The range of products will include investn ›ans, lines of credit, deposit accounts and credit cards. The banking products will tributed through more than 7,000 consultants and advisers across Canada, under ing that is unique to the distributors. Investors Group, Great-West Life and Lon fe confirmed that they had ceased discussions with CIBC regarding their earlier an ed intentions to offer their clients banking and brokerage products and services .ed by CIBC.

Through a series of financings ıning in mid-2002, the Corporation has raised some $900 million to build its lo n capital base and augment liquid funds available for investment.

In July 2002, Power Financial is ,000,000 Non-Cumulative First Preferred Shares, Series F, priced at $25.00 and c a 5.90% annual dividend, for gross proceeds of $150 million.

In December of the same year, Financial issued 6,000,000 Non-Cumulative First Preferred Shares, Series H, also p at $25.00 and carrying an annual dividend yield of 5.75%, for gross proceeds of $15(on.

On February 17, 2003, Great-W ifeco announced it had entered into a definitive agreement with Canada Life F ial Corporation to acquire 100 per cent of the outstanding common shares of da Life. The Board of Directors of Canada Life agreed to recommend that Cana fe shareholders approve the transaction, valued at $44.50 per Canada Life commo re, representing an aggregate transaction value of $7.3 billion at the time of the ann ement.

To support the transaction, Powe ıncial committed to invest $800 million to purchase 21.302 million common shares feco from treasury through a private placement. Investors Group also agreed to $100 million by purchasing 2.662 million Lifeco common shares from treasury.

The transaction, a capital reorganization, is subject to approval by Canada Life's common shareholders and is also subject to approval by regulatory authorities in Canada, the United States, the United Kingdom and the European Union, as well as in other jurisdictions where the companies operate. The transaction is expected to close in the third quarter of 2003.

In March 2003, Power Financial issued $200 million of non-cumulative perpetual and $150 million of non-cumulative 10-year soft retractable preferred shares. These two issues consisted of 8,000,000 6.00% Non-Cumulative Perpetual First Preferred Shares, Series I and 6,000,000 4.70% Non-Cumulative 10-year Soft Retractable First Preferred Shares, Series J, at a price of $25.00 per preferred share. The Corporation also issued $250 million aggregate principal amount of 6.90% unsecured 30-year debentures due March 11, 2033 at a price of $998.24 per $1,000 of debentures. The net proceeds of these offerings are to be used to supplement the Corporation's financial resources and for general corporate purposes, and to assist the Corporation in the financing of the acquisition of Canada Life Financial Corporation by Great-West Lifeco.

BOARD OF DIRECTORS The Honourable P. Michael Pitfield has retired from the Board of Directors. Senator Pitfield participated in the organization of Power Financial in 1984 and made an important contribution to the growth of the Corporation and its subsidiaries. He was a Director from 1984 to 2003 and Vice-Chairman from1986 to 1990. He has also served as a Director of Great-West Lifeco and its major subsidiaries as well as Investors Group. In addition to his service to Power and its affiliates, Senator Pitfield has an outstanding record of service to his country and as an academic. He rose to the highest ranks of the federal public service, serving as Deputy Minister of Consumer and Corporate Affairs and as Clerk of the Privy Council and Secretary to Cabinet from 1975 to 1982. He was summoned to the Senate of Canada in 1982. In recognition of his valuable contribution to the Power group, he has been named Director Emeritus of Power Corporation.

At the annual meeting in May 2003, Mr. Aimery Langlois-Meurinne will not stand for re-election. Mr. Langlois-Meurinne has been a Director of Power Financial since 1991. He is, and continues to serve as Vice-Chairman, Managing Director of Pargesa and Chairman of the Supervisory Board of Imerys S.A.

GOLDEN AUTUMN, 1916–1917

In winter, Thomson worked on large canvases, like this one, based on pochade paintings done on site from spring to fall. The divisionist technique and the use of pure colours are characteristic of his style several months before his demise.

Tom Thomson

GOLDEN AUTUMN, 1916–1917



Year	Annualized dividend
02	1.12
01	0.96
00	0.80
99	0.66
98	0.55

Axis: 0.45 | 0.60 | 0.75 | 0.90 | 1.05

POWER FINANCIAL CORPORATION

ANNUALIZED DIVIDEND AT YEAR-END [IN DOLLARS PER SHARE]

OUTLOOK Once again, the companies in the Power Financial group have provided their shareholders with superior financial results. Your Directors believe that the future prospects for growth of Power Financial's group companies remain most favourable.

In Canada, Great-West Life, London Life, Investors Group and Mackenzie Financial comprise the leading network for the delivery of financial products and services. Great-West Life is a leading life and health insurer in Canada. Together with its subsidiary, London Life, Great-West Life serves the financial security needs of more than nine million Canadians. Investors Group and Mackenzie Financial together comprise Canada's largest sponsor and distributor of mutual funds with over two million clients. In the United States, Great-West Life & Annuity is focused on providing a broad range of insurance and retirement saving products and services to selected markets. In Europe, the Pargesa group includes interests in four prominent operating companies with well established franchises and prospects for continued growth.

The Directors of Power Financial wish to express their appreciation to the officers, employees and representatives of the companies in the Power Financial group for their contribution to the group's success during the past year. We thank the clients of our North American financial services companies for the confidence they have placed in our group. And we thank our shareholders for their continued support.

On behalf of the Board,





Paul Desmarais, Jr.
Chairman of the Board

Robert Gratton
President and Chief Executive Officer

April 3, 2003



TOM THOMSON, OPULENT OCTOBER, winter 1915-1916 [detail p. 10]

Canada

Great-West Lifeco

Great-West Life

London Life

Investors Group

Mackenzie Financial



Great-West Lifeco Inc.

Great-West Lifeco Inc. (Lifeco) is a financial services holding company with interests in the life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada and the United States.

Lifeco and its companies have more than $96 billion in assets under administration. Its major subsidiaries are The Great-West Life Assurance Company (Great-West Life) in Canada and Great-West Life & Annuity Insurance Company (GWL&A) in the United States.

Lifeco holds a 100 per cent interest in Great-West Life and GWL&A. Great-West Life holds 100 per cent of London Insurance Group Inc., which in turn holds 100 per cent of London Life Insurance Company (London Life).

Great-West Life, London Life and GWL&A continue to hold superior ratings from the major rating agencies, including A.M. Best Company, Dominion Bond Rating Service, Fitch Ratings, Moody's Investors Service and Standard & Poor's Corporation.

DEFINING THE STANDARD FOR SUSTAINABLE GROWTH While the year 2002 posed many challenges for investors, for Lifeco's shareholders the story was a familiar one – strong results, stable growth, and increasing shareholder value.

Lifeco approached its first billion-dollar year in earnings in 2002, with earnings attributable to common shareholders at $931 million. On a per common share basis, adjusted basic earnings were up 15 per cent over 2001, to $2.53 per share. Since 1998, earnings per share have recorded an average annual growth rate of 21 per cent.

Earnings growth was strong in both of Lifeco's subsidiaries – with earnings from Great-West Life in Canada increasing 15 per cent to $441 million, and earnings from GWL&A in the United States up 13 per cent to $490 million.

Return on equity, at 22.9 per cent, led the Canadian insurance industry and ranks among the highest reported ROEs for a Canadian financial services company. For the 10th consecutive year, dividends paid to common shareholders increased. In 2002, dividends increased by 21 per cent, for an annual average growth rate of 21 per cent since 1998 for dividends per common share.

As confidence in the economic environment declined, consumers and businesses continued to turn to Lifeco's subsidiaries as a source of stability. Although overall premiums and deposits for total Canadian and United States operations declined three per cent over 2001, premiums for guaranteed products – such as life insurance, guaranteed annuities and insured health products – increased three per cent. These products are well suited to an environment where consumers and businesses have become much more conservative with their money.

Suzor-Coté

MARINE, LITTLE METIS, 1925



In the segregated fund and mutual fund markets, the industry continued to experience escalating levels of withdrawals in 2002. For Lifeco, however, the decline in segregated fund assets of seven per cent compared very favourably with the industry, particularly in Canada. Other assets grew two per cent, with total assets under administration ending the year down two per cent to $96 billion.

This performance points to one of the attributes that enables Lifeco to consistently generate strong results in a less than favourable operating environment – the powerful distribution systems developed by Lifeco's subsidiaries on both sides of the border. These distribution systems reflect the unique needs of the markets in which they operate, and range from systems where clients form enduring relationships with their representative or adviser that are focused on the long term, to partnerships with major financial institutions and innovative internet-based distribution systems.

Lifeco's income is generated from a well-balanced variety of sources, including premiums from traditional insurance products, fees and deposits from wealth accumulation products, and fees from a growing range of services. As well, its earnings continue to be diversified geographically in Canada and the United States.

On February 14, 2003, Lifeco entered into a definitive agreement with Canada Life Financial Corporation (Canada Life) to acquire 100 per cent of the outstanding common shares of Canada Life.

Lifeco believes that the transaction will create a market leader in the Canadian life insurance industry and a strong international competitor during a period of consolidation in the financial services industry. Lifeco expects to achieve significant synergies and to compete more effectively in the group insurance, individual insurance and investment products, reinsurance and other business lines in Canada; gain more distribution opportunities in the United States; and acquire group and individual businesses in high-growth European markets. The transaction is expected to close during the third quarter of 2003.

MARINE, LITTLE METIS, 1925

The St. Lawrence River, a rare subject for Suzor-Coté who preferred smaller streams, is pictured here as a large prism breaking up the light of the setting sun, allowing the artist to deepen his understanding of Impressionism, of which light and its effects are the very essence.

Tom Thomson

SNOW IN OCTOBER, 1916–1917





RAYMOND L. McFEETORS
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
GREAT-WEST LIFE AND LONDON LIFE

Great-West Life's distribution power, product and service diversity, and financial strength enabled it to continue to deliver results for clients and investors in the challenging operating environment of 2002.

Great-West Life and its subsidiary, London Life, outperformed the industry in many areas, and experienced strong growth in several key markets.

Earnings increased 15 per cent over 2001, reflecting solid performance in its main lines of business. Great-West Life saw significant gains in premiums and deposits and fee income while assets remained essentially flat year over year at $54.5 billion. Fee income increased seven per cent and overall premiums and deposits increased nine per cent over 2001, with growth occurring in all lines of business.

The strong distribution systems of Great-West Life and *Freedom 55 Financial*™ continue to offer a competitive advantage. With 17,000 financial security advisers, brokers and consultants distributing Great-West Life or London Life branded individual and group

SNOW IN OCTOBER, 1916–1917

Thomson's talent for breathing life into the composition of a subject is obvious here in the geometric shapes worked into the branches of the snow-covered fir trees and the semi-circular brushstrokes in the snow on the ground.



Suzor-Coté

SUMMER LANDSCAPE, ARTHABASKA, circa 1917

products and services, Great-Weat Life has significant reach in the Canadian marketplace. The expertise and value offered to clients by these representatives is a major factor behind the company's success.

That success is reflected in three important areas in 2002. Great-West Life outperformed the individual segregated fund market in terms of growth and relatively low redemptions in 2002. Persistency – a measure of client confidence in the company's products and services – was notably strong in group insurance and in individual and group segregated funds. Sales of participating life insurance increased significantly over 2001 and outpaced the industry.

In 2002, Great-West Life and London Life, together with Investors Group, signed an agreement with National Bank to distribute banking products and services. The agreement will permit financial security advisers to offer their clients access to a broad range of banking products and services.

As well, Great-West Life continued to seek efficiencies that reduce expenses and enhance its competitive low unit costs. Its financial strength is reflected in a very strong Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of 223 per cent.

Reinsurance markets around the world reacted to the events of September 11, 2001 with higher premium rates, an increased counterparty credit focus, and tighter contract conditions that should hold for the foreseeable future. At the same time, there were new

Year	Book value per share
02	11.68
01	10.47
00	9.81
99	8.70
98	8.12

Axis: 7.50 | 8.50 | 9.50 | 10.50 | 11.50

GREAT-WEST LIFECO INC.
BOOK VALUE PER SHARE [IN DOLLARS]

entrants to the market and several reinsurers exited the business. London Reinsurance Group holds a strong market position in the financial reinsurance market with opportunities for controlled growth over time.

GROUP BENEFITS In 2002, Great-West Life reinforced its position as a premier provider of employee benefits solutions in Canada.

In a year when industry sales generally declined, Great-West Life's group sales increased five per cent. During 2002, Great-West Life sales in the small- and mid-sized case markets were particularly strong, accounting for more than 30 per cent of total industry sales in these market segments. In the large case market, sales of insured cases also showed strong growth, although sales of new Administrative Service Only (ASO) cases declined, reflecting market conditions. That performance, coupled with a record client persistency level of 96 per cent, resulted in strong overall growth for Great-West Life's group insurance business.

Already a leader in terms of low unit costs, Great-West Life also helps clients control their plan administration and claim costs. Employers have been taking advantage of the online administration power of Great-West Life's industry leading *GroupNet*™ since 1996, when the company became the first insurer in Canada to offer internet-based benefits services for plan sponsors.

In mid-2003, Great-West Life will introduce online services for plan members. These services will include the ability for plan members to, in real time, look up detailed information on their coverage and claims, print personalized claims forms, and access a broad range of health and wellness information. Not only will this offer enhanced service for plan members, it will help reduce the administrative load on plan sponsors.

Suzor-Coté

PASSING SHADOWS, NICOLET RIVER, 1925



Great-West Life also helps clients control claim costs through a broad range of plan designs. In 2003, Great-West Life plans to introduce an ASO plan designed for the mid-sized case market. ASO plans offer employers another option to control their benefit plan costs.

In 2003, Great-West Life will also introduce a wide array of new cost containment prescription drug plans. These plans will allow employers to tailor drug coverage to their circumstances, helping them address the rapidly increasing cost of drug plans.

In the group disability market, Great-West Life has a history of helping plan sponsors manage claims and of supporting disabled employees in their recovery and return to work. In 2002, the company introduced the services of disability management consultants, who assist plan sponsors in the design and implementation of absence management, workplace safety and claim management programs.

In 2003, Great-West Life is expanding its spectrum of disability-related programs and services to address non-medical issues affecting employee absence. *Exchange*™ is a new communications-based approach that helps to identify and resolve non-medical issues in the early stages of an employee absence. Through facilitated meetings between the employee and supervisor, this program can help identify and remove potential barriers in the workplace and help the employee safely return to health and work.

With the addition of *Exchange*, Great-West Life offers a broad spectrum of disability-related programs and services, from traditional claims adjudication services to case management, early intervention and employee assistance programs.

INDIVIDUAL INSURANCE Great-West Life's individual life insurance performance significantly outpaced the industry in 2002. Although life insurance sales were down 2 per cent across the industry, Great-West Life's individual life insurance sales, including those of London Life, measured by annualized premium, increased by 11 per cent to $108 million in 2002, while revenue premium exceeded $1.6 billion.

PASSING SHADOWS, NICOLET RIVER, 1925

The extensive foreground entices the viewer to jump right into this landscape. But then, the meandering river in the middle ground slows the eye, inviting a more careful study of the painting's background.



Tom Thomson

SUNSET, circa 1915

This success reflects in part Great-West Life's strong participating life insurance products, where sales increased 28 per cent over 2001. Sales were particularly strong in the wealth management market, where the long-term track record and lower volatility of the participating account, combined with life insurance protection, offer an excellent solution to consumers' desire for security. Together with London Life, Great-West Life continues to have a dominant market position, with more than 40 per cent of Canadian participating insurance sales.

In 2002, Great-West Life marked 60 years since it became the first Canadian company to develop and sell its own individual disability insurance products. Great-West Life continues to be a leading source of disability insurance in Canada. Sales of disability insurance increased modestly in 2002, with approximately 70 per cent of new sales continuing to come from the self-employed market.

Great-West Life is also emerging as a market leader in critical illness insurance. The company's *Oasis*™ product is one of the most flexible, competitive and affordable critical illness products on the market, contributing to the nine per cent increase in sales in the Living Benefits Division in 2002.

Year	Value
02	54.5
01	53.8
00	51.8
99	48.0
98	45.4

Axis: 44.0 | 46.5 | 49.0 | 51.5 | 54.0

GREAT-WEST LIFECO INC.
TOTAL ASSETS AND ASSETS UNDER ADMINISTRATION [CANADA]
[IN BILLIONS OF DOLLARS]

ASSET ACCUMULATION AND MANAGEMENT Great-West Life, together with subsidiary London Life, is a leading provider of investment funds in Canada.

In 2002, Great-West Life experienced a redemption rate of 9.9 per cent in segregated funds and Canadian long-term mutual funds, which compares favourably with 13.9 per cent in the Canadian mutual fund industry. Great-West Life increased its market share of individual segregated fund assets by 2 per cent, to 25.8 per cent, remaining the leader in individual segregated funds in Canada. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by eight per cent, while Great-West Life's individual retail segregated fund assets grew during the same period.

Quadrus Investment Services Ltd. is one of the largest mutual fund dealers in Canada in terms of distribution, with more than 3,000 investment representatives. In addition to offering 40 exclusive mutual funds through *Quadrus Group of Funds*™, Quadrus administers assets in more than 2,000 other brand-name funds.

In 2002, Quadrus Investment Services earned membership in the recently established Mutual Fund Dealers Association (MFDA). It also launched an industry-leading tool, *invest@Quadrus*™, which enables investment representatives to quickly purchase, switch and redeem funds online, enabling them to be more proactive and responsive to clients' needs.

GROUP RETIREMENT SERVICES Unlike the Canadian group retirement market, which experienced a 30 per cent drop in new sales premium in 2002 and a 35 per cent reduction in lump-sum transfers between group retirement providers, Great-West Life was up year over year in both cash flow and transfers.

A market leader, Great-West Life's Group Retirement Services Division gained more than 30 per cent of all new plans in the Canadian group retirement market in 2002. This growth reflects the company's experienced group retirement specialists in 11 cities, the flexibility of its product line in meeting the needs of even small groups and the distribution partnership with Investors Group, where sales through Investors Group consultants more than doubled.

During the year, the division worked with industry regulators to develop guidelines around best practices for group retirement clients. The division launched a compliance management system, along with the first in a series of publications addressing clients' fiduciary responsibilities to plan members. A new fund manager report – customized for each client – also sets a new industry standard. These tools, which enable plan sponsors to meet compliance and disclosure requirements, give Group Retirement Services a significant competitive advantage.

Current plan members also benefited from the introduction of a proprietary, online, retirement planning guide illustrating current client information and permitting the member to develop a plan for the future. In addition, a new third-party language service enables plan members to receive assistance via telephone in any of 140 languages.

In 2003, Group Retirement Services plans to work closely with Great-West Life's Group Division to cross-sell group retirement and group insurance services. Group Retirement Services will also promote an asset retention product allowing group plan members to keep their investments with Great-West Life after a plan member leaves the plan.

THE JACK PINE, 1916–1917

A strong wind was blowing the day Thomson painted the sketch for this famous canvas, uprooting the towering pine tree, which fell on him. J.M. MacCallum, collector, who was present that day, recalled that Thomson got up and continued painting.

Tom Thomson

THE JACK PINE, 1916–1917



Investors Group Inc.



R. JEFFREY ORR
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
INVESTORS GROUP INC.

Investors Group Inc. is one of Canada's premier mutual fund, managed asset and personal financial services companies. Investors Group Inc. has been doing business in Canada for over 76 years. Today, with close to 2.6 million clients and more than $74 billion in assets under management and administration, it holds a strong leadership position in the financial services industry. The company's two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), offer their own distinctive products and services through separate advice channels encompassing over 38,000 consultants and independent financial advisers.

FINANCIAL RESULTS During 2002, Investors Group Inc. once again delivered strong financial results. Synergies generated between its operating units – Investors Group and Mackenzie – and a disciplined focus on cost containment contributed significantly to earnings. Net income attributable to common shareholders for the year ended December 31, 2002 was $491 million, compared with $388 million in 2001. Earnings per share were $1.85, compared with $1.56 in 2001, an increase of 18.5 per cent. The net income for the same period in 2001 excludes both a restructuring charge of $96 million ($56 million after tax) taken in the second quarter and goodwill amortization related to the acquisition of Mackenzie. A change in accounting estimate effective April 1, 2001, related to amortization of sales commissions, reduced expenses and increased earnings for 2002 by $19.8 million after tax or 7.5 cents per share. Excluding this change, earnings per share would have been $1.78, an increase of 14 per cent. The company changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie and the industry generally. Dividends per share increased for the thirteenth consecutive year, rising 13 cents to 86 cents.



Suzor-Coté
STILL LIFE WITH DAISIES, 1897

2002 PRIORITIES Over the course of 2002, the company's efforts were focused on the execution of three priorities:

- o realizing on the revenue and cost opportunities flowing from the Mackenzie transaction;
- o achieving higher growth in asset levels; and
- o containing the growth in expenses.

Achieving higher growth in asset levels proved to be an elusive target during 2002, but the company achieved its objectives with respect to Mackenzie transition activities and containing expenses. It also took many steps to strengthen the company's position in order to realize its growth potential in the future.

MACKENZIE OPPORTUNITIES The acquisition of Mackenzie in 2001 provided the company with a premier vehicle to serve the independent financial planner and full-service broker markets. Substantial progress was made in 2002 toward the goal of achieving $100 million in annual cost and revenue opportunities. By year-end, the company had achieved $81 million in run-rate synergies for shareholders and unitholders through initiatives which included: renegotiated vendor relationships and sub-advisory investment management arrangements; consolidation of a number of systems and management activities; implementation of "best demonstrated practices"; and continued development in the non-mutual fund areas of the company, such as MRS and Winfund. The company was also hard at work preparing for the migration to common systems architecture, which will produce additional opportunities in the future. Mackenzie operates separately from the operations of Investors Group, with its own investment management, marketing and distribution, brands and corporate leadership. In December, Mackenzie completed the sale of its U.S. subsidiary, Mackenzie Investment Management Inc. to Waddell & Reed Financial, Inc., who were also retained as a sub-adviser on certain Mackenzie funds distributed in Canada. The bridge financing facilities arranged in 2001 in connection with the Mackenzie acquisition were also repaid in 2002.

ASSET GROWTH While weak financial market conditions resulted in lower mutual fund asset levels, the company finished the year with positive net sales on a consolidated basis, largely due to strong relative mutual fund performance at both Investors Group and Mackenzie and strong sales activity at Mackenzie. There were also increases in new business in the non-mutual fund areas of the company, particularly in the insurance and securities operations. The company took steps in 2002 to position itself for future growth, including:

- the strengthening of Mackenzie's mutual fund product shelf, including changes to a number of sub-advisory relationships and new product introductions;
- the launch of Investors Group Corporate Class Inc., the broadest tax-advantaged fund structure available in Canada; and
- the establishment of a long-term banking relationship between National Bank of Canada and the company, Great-West Life and London Life.

These initiatives, along with a strong commitment to support the consultants and advisers who work with clients in every part of the country, will position the company for greater asset growth in the future.

MANAGEMENT OF EXPENSES The company undertook a significant expense management exercise during 2002 designed to achieve efficiencies and reduce expenditure levels, without negatively affecting its service and support to clients, consultants and advisers. The company reduced non-commission expenses by $65 million when compared with the level of expenses incurred by Investors Group and Mackenzie for the full year 2001. These savings reflect the dedication and focus of the management and staff of the company's operating units.

MOONRISE, circa 1901

Painted near Cernay in northern France just weeks before Suzor-Coté's return to Canada, this canvas is reminiscent of the rising moons captured by French painter H.-J. Harpignies, a friend whom Suzor-Coté also considered his master.

Suzor-Coté

MOONRISE, circa 1901





Tom Thomson

MARGUERITES, WOOD LILIES AND VETCH, 1915

LOOKING TO THE FUTURE The priorities established for the company last year also apply to 2003. Growth in asset levels, opportunities created by the acquisition of Mackenzie and the prudent management of expenses will be the company's primary focus. The current environment continues to be challenging, but it has not dampened the company's optimism for the future. Its energies are devoted to positioning the company so that it may continue to provide clients, advisers and consultants with the best advice, products and services available in the industry.

INVESTORS GROUP REPORT ON OPERATIONS Investors Group is one of Canada's leading personal financial services companies with $37.6 billion in assets under management, a network of over 3,300 consultants nationwide and access to 3,800 advisers and agents through its sister companies, Great-West Life and London Life.

Investors Group has a strong tradition of investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong. At year-end, 47 per cent of Investors Group's *Masterseries*™ mutual funds had a four- or five-star Morningstar rating, with 81 per cent at a rating of three stars or higher, both significantly better than the Morningstar universe.

Investors Group offers a full range of investments through its Investors *Masterseries*™ and externally advised funds, along with a broad selection of insurance, mortgage and securities products and services.

Year	Value
02	9.82
01	8.81[1]
00	5.23
99	4.59
98	4.03

3 | 4.5 | 6 | 7.5 | 9

INVESTORS GROUP INC.

BOOK VALUE PER SHARE [IN DOLLARS]

[1] Increase in 2001 reflects the issuance of shares in connection with the acquisition of Mackenzie Financial Corporation.

Investors Group has built enduring client relationships through long-term financial planning by focusing on the total financial needs of its clients, and offering a comprehensive selection of financial planning products, services and advice in support of that objective.

Investors Group provides its consultant network with the products, training and professional support they need to deliver personal financial solutions tailored to each client's individual needs. The consultants also provide knowledgeable investment, retirement, tax and estate planning advice, that adds significant value to clients.

Investors Group has the scale, strategic partnerships and financial strength to provide a comprehensive suite of industry-leading products, services and support to clients and consultants. This includes product and service breadth, innovation and exclusivity that leads the marketplace:

- INVESTORS MASTERSERIES™: 76 exclusive funds managed by Investors Group's global investment management team;
- PARTNER FUNDS: 50 funds offered in association with AGF, Beutel Goodman, Fidelity, Goldman Sachs, Janus, Mackenzie, Sceptre and Templeton;
- INVESTORS GROUP CORPORATE CLASS INC.: Canada's largest tax-advantaged fund structure featuring tax-deferred switching among 46 mutual funds offered by 9 of North America's leading investment advisers;
- SPECIALTY FUND AND OTHER PRODUCTS: including the *iProfile*™ managed asset program, *Masterseries*™ portfolios and *1World*™ multi-manager portfolios, segregated funds and GICs;
- SECURITIES SERVICES: provided through Investors Group Securities Inc.;
- INSURANCE PRODUCTS: from Great-West Life, Clarica, Manulife Financial, Maritime Life and Sun Life;
- MORTGAGE SERVICES: through Investors Group mortgage specialists across Canada; and
- FINANCIAL PLANNING SERVICES: investment, retirement, tax and estate planning advice provided through Investors Group's consultants and specialists.

Investors Group will continue to build upon this platform to offer consultants and clients the best overall offering of its kind in Canada.

During 2002, much attention was paid to the efforts being made to realize on the opportunities from the Mackenzie transaction and on cost management in the face of the difficult market conditions.

A number of other important developments occurred during the year which will impact the future direction of Investors Group's business, including:

- the establishment of new leadership of Investors Group's distribution activities with the appointment of Murray Taylor as Executive Vice-President, Financial Services Division. Mr. Taylor joined Investors Group in 2001 after 25 years with its sister companies, Great-West Life and London Life. Prior to his taking on his distribution leadership responsibilities, he led the Investors Group-Mackenzie transition activities;
- the re-affirmation by Investors Group management of its commitment to strengthening the consultant network by providing a highly competitive package of products, services, support, training, compensation and non-monetary benefits to its consultants;
- the introduction of changes to its industry-leading consultant training programs – changes that resulted from good communication and close co-operation between field management, many of its consultants and head office personnel;
- the clarification to its consultant network that Investors Group's efforts will continue to be aimed at a broad range of Canadians and that it will support the development of products and services for many different segments of its client base; and
- the reiteration of financial planning as the discipline at the centre of the value package it delivers to clients.

These developments helped clarify Investors Group's future direction for the thousands of men and women located across Canada who serve its clients and for its employees at head office. They have also helped to prioritize the company's energies and its efforts.

PETAWAWA GORGES [EARLY SPRING], 1914

It was forest ranger Mark Robinson who first pointed out the interesting spots in Algonquin Park that Thomson painted between 1912 and 1917. Thomson's point of view rarely dominates the landscape. The high horizon conveys the grandeur of the Gorges.

Tom Thomson

PETAWAWA GORGES [EARLY SPRING], 1914





Suzor-Coté

PORTRAIT OF A LADY, 1903

2002 RESULTS While mutual fund sales in 2002 reflected weak industry conditions throughout the year, the non-mutual fund side of the business experienced strong growth in a number of areas:

MUTUAL FUNDS

- Gross sales through Investors Group's consultant network were $4.9 billion in 2002, compared with $5.5 billion in 2001.
- The redemption rate on long-term funds was 10.2 per cent in 2002, compared with 9.6 per cent in 2001, significantly lower than the industry average in both years.
- Net redemptions through Investors Group's consultant network were $109 million.

INSURANCE

- Sales of insurance products were up 5.6 per cent to $33 million for the year.

SECURITIES OPERATIONS

- Assets under administration increased by 9.4 per cent during the year.
- External assets gathered totalled $1.2 billion in 2002, unchanged from 2001 figures.

MORTGAGES

- Mortgage originations amounted to $702 million in 2002.


Suzor-Coté

Suzor-Coté

A STUDY, MY NEPHEW, circa 1910

INVESTING IN THE COMMUNITY Investors Group's commitment to clients also extends to the communities where its clients work and live. Over the years, the Investors Group name has been associated with the Imagine program through its support of the arts, culture, amateur sport and education programs across Canada. In 2002, Investors Group invested more than $4.3 million in Canadian communities, while recognizing the efforts of its consultants and employees who volunteer their time and skills to improve the local quality of life. In honour of its long-standing commitment to philanthropy, Investors Group was named the winner of the 2002 Imagine Mutual Fund Community Investment Award at the Canadian Investment Awards Gala.

THE YEAR AHEAD The short-term outlook for Investors Group will continue to be influenced by the performance of the financial markets, whose outlook remains uncertain at this time. The company has great optimism, however, for the medium- and longer-term prospects for its clients and its business. Investors Group will continue to concentrate on the prudent management of expenses, while working with Mackenzie and the other members of the Power Financial group of companies, such as Great-West Life and London Life, to make their respective operations more effective and efficient. Investors Group has a clear understanding of its strengths and its competitive advantages, and it is hard at work making its business even stronger.





JAMES L. HUNTER
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
MACKENZIE FINANCIAL CORPORATION

Mackenzie is a multifaceted investment management and financial services corporation founded in 1967. Mackenzie is comprised of two business units:

- Canadian Asset Management Operations – markets and manages mutual funds in Canada through Mackenzie Financial Services Inc.; manages assets for private individuals and organizations in a separate account business; and
- Trust and Administrative Services – offers financial products and services through M.R.S. Trust Company, Multiple Retirement Services Inc., M.R.S. Securities Services Inc. and Winfund Software Corp. (together MRS).

Mackenzie's core business is the management of mutual funds in Canada. With over 1.5 million clients and $34.4 billion in assets under management and administration,

THE BOURBEAU FARM, 1908-1909

The farm belonging to the Bourbeau family (friends and neighbours of Suzor-Coté who allowed him to paint on their property) was located at the angle formed by the Gosselin River and the road known today as Boulevard des Bois-Francs Sud.



Tom Thomson

MOOSE AT NIGHT, 1916

Mackenzie provides investment management, marketing and administrative services for 149 mutual funds and 39 segregated funds including such well-recognized and trusted brands as Mackenzie, Cundill, Ivy, Keystone, Maxxum and Universal. Mackenzie is Canada's second largest mutual fund company serving the independent financial planner and full-service broker channels.

Mackenzie's comprehensive relationships with more than 35,000 independent advisers played a large part in generating strong results in 2002 relative to its competitors. These results are underpinned by its management team's focus on five principles of its business:

- industry-leading investment performance;
- industry-leading product and service innovation;
- industry-leading sales outreach to independent financial advisers;
- industry-leading marketing, educational and service support; and
- disciplined financial management.



Tom Thomson

SUMMER DAY, 1915

Mackenzie enjoys an excellent reputation within the financial services industry – a result of providing its clients with innovative financial products, quality service and industry-leading support and education. Mackenzie's multiple distribution and support capability is the foundation of its relationship with over 35,000 independent financial advisers, enabling Mackenzie to deliver consistently strong financial performance. Survey research conducted in 2002 demonstrated strong and improving relations with its advisers, with an overall increase of 42 per cent in adviser satisfaction for 2002 over 2001.

THE BUSINESS Mackenzie's range of investment choices is a key advantage in attracting independent financial advisers to its funds. In-house investment management capability is widely acknowledged as among the best in the industry and, through partnerships with prominent domestic and international sub-advisers, Mackenzie provides investment management services across a complete spectrum of geographic areas and market segments.

In 2002, Mackenzie achieved the following:

- at the Canadian Investment Awards Gala, Mackenzie was named Fund Company of the Year by financial advisers and won seven other awards, more than any other fund company;
- innovation activity continued and will result in several new tax-efficient products;
- launched its T-Series of seven funds offering monthly cash flow with tax benefits, a bond substitute fund and an additional hedge-style fund;
- Mackenzie Investment Management Inc., a U.S. subsidiary, was sold for C$95 million to Waddell & Reed Financial, Inc. of Kansas, which entered into a long-term investment management alliance with Mackenzie at industry competitive terms;
- M.R.S. Trust was able to provide Canadian content qualification to both Mackenzie's and Investors Group's foreign funds for registered accounts;
- a reduction of unitholder costs was achieved through the merger of 29 redundant funds and rates per dollar of assets managed were lowered by a renegotiation of a number of sub-advisory agreements; and
- a new advertising campaign was unveiled at the end of 2002 under the theme "Choose Wisely."

STUDY FOR "NORTHERN RIVER", winter 1914-1915

Painted in gouache in a vertical format, two features rarely seen in Thomson's work after 1912, this canvas may have been a commission for a tourist brochure. The format emphasizes the natural cathedral formation of the tall trees.

Tom Thomson

STUDY FOR "NORTHERN RIVER", winter 1914–1915



2002 RESULTS Mackenzie's share of the total Canadian mutual fund market for long-term equity, balanced and fixed income funds increased to 8.6 per cent at December 31, 2002 from 8.5 per cent at December 31, 2001. Mackenzie ended the year with net sales in long-term funds of $700 million, compared with net redemptions in 2001 of $627 million at a time when the industry was in net redemptions for much of the year. Mackenzie's redemption rate of long-term funds was 11.9 per cent, while the redemption rate for all other members of The Investment Funds Institute of Canada was 14.6 per cent. Total Canadian assets under management and administration were $34.4 billion at December 31, 2002.

Mackenzie's contribution to net income from operations before interest and taxes increased by $26.1 million or 13.6 per cent on a pro forma basis. These results were made possible by Mackenzie's excellent team of fund managers, as 85 per cent of the assets managed by Mackenzie were in the top half of performance for all funds over five years as of December 31, 2002. During 2002, Mackenzie had more four- and five-star rated funds by the independent Morningstar service than any other Canadian mutual fund company.

In a difficult year, Mackenzie has made a strong contribution and it has set the stage for further exciting and profitable developments. It intends to employ its size, the resources of its parent and sister companies within the Power Financial group of companies to compete effectively in the financial services industry in Canada in the years ahead. Combined with its talented management, employees, dealers and adviser partners, it is well positioned to benefit when economic conditions improve.



United States

Great-West Life & Annuity

SUZOR-COTÉ, MARINE, LITTLE METIS, 1925 [detail p. 18]





WILLIAM T. McCALLUM
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
GREAT-WEST LIFE & ANNUITY

Despite a business environment that saw many well-known companies struggle and even fail, Lifeco's United States subsidiary, Great-West Life & Annuity Insurance Company (GWL&A), continues to demonstrate solid results.

A leader in nationwide, self-funded health plans, GWL&A's unique approach to funding provides an attractive option to employers looking for help in managing their healthcare costs. By offering a mix of health, defined contribution pension plans, and life insurance, GWL&A provides continually solid overall results year after year even when a particular business segment experiences economic and competitive challenges.

The United States economy, with low interest rates, weak stock markets, and growing unemployment rates, tested GWL&A as premiums and deposits decreased by 11 per cent. The company took advantage of the slowing marketplace to streamline processes, further improve service, and cut expenses. These actions, in combination with its re-priced block of healthcare business, resulted in net income increasing 13 per cent over 2001 and helped position GWL&A for future sales growth.

EMPLOYEE BENEFITS DIVISION The Employee Benefits Division provides innovative healthcare programs to more than 5,000 small- to mid-sized employers. These benefits include a range of plan designs and state-of-the-art cost and care management procedures, as well as comprehensive networks that help ensure quality care. GWL&A's proprietary provider network involves more than 345,000 physicians and 3,700 hospitals.

Employee Benefits continues to develop its strengths: choices in health plans with innovative care management tools built in to control costs, and traditional self-funding arrangements.



Tom Thomson

THE POINTERS, circa 1915-1916

Healthcare management – specifically the division's strong disease management program – is the underpinning of its medical offerings. Reinforcing that are complementary alternative care networks and discounts, managed mental health, maternity and neonatal interventions, and excellent pharmacy programs. In 2002, 60 per cent of health plan members were participating in three-tier pharmacy programs that broaden members' choices and offer cost-savings opportunities. Also, the division introduced an online interactive wellness system and made it available to members of every health plan offered.

GWL&A's health plans had approximately 2.2 million life and health members at the end of 2002. The company relies on extensive provider contracting and the efforts of its regional medical directors to make its networks competitive. These providers deliver the services members need nationwide. In addition, this year the Employee Benefits Division introduced an online program that helps identify hospitals with superior outcomes for certain ailments – thus simplifying access to the right providers for members who need care. Such programs are imperatives for businesses today.

To help employers handle medical cost inflation, Employee Benefits draws on its expertise in medical cost management, product design, underwriting management, and dedicated provider contracting. Over the last three decades, the insurance industry has attempted to



Suzor-Coté

SUNSET, ARTHABASKA, circa 1907

contain costs by managing the supply of health care through network discounts, pre-certification, and gatekeepers. GWL&A recognizes that overseeing *supply* is only half the equation – *demand* must also be managed if healthcare costs are to be sustainable for the long term.

It's that understanding that yielded the division's healthcare management program – the cornerstone of its medical offerings. It combines the strength of GWL&A's nursing staff with predictive risk programs that analyse medical and drug claims. When potential cases are identified early, the nursing team has the opportunity to educate and monitor these individuals with the goal of averting, or at least limiting, catastrophic health events and related expenses.

GWL&A's disease management program for members with diabetes, asthma, coronary heart disease and other chronic illnesses is the first of its kind to be included in every benefits plan offered, no matter what the health plan type. Savings from the program can be used by customers to help them keep their benefits programs viable and affordable.

Recognizing that plan members are part of the answer to rising healthcare costs, GWL&A gives employers the tools and services to engage them in demand management. This is helping return control to employers – giving them a complete program with customer care techniques applied at every point in the healthcare continuum.

Suzor-Coté

PASSING SHADOWS, END OF WINTER, GOSSELIN RIVER, 1918



FINANCIAL SERVICES DIVISION The Financial Services Division has carved out a niche providing retirement savings and income plans for various public and non-profit organizations in the United States, and distributing life insurance through partnerships with banks and brokerages. In 2002, the division expanded its relationships or participant base in all its major market groups – government organizations, healthcare organizations, educational institutions and major financial institutions.

For 2002, the primary focus of the Government Markets Group was on renewing the large number of plan sponsor relationships that were up for review. The Group's efforts resulted in renewing approximately 85 per cent of such plan sponsor relationships.

GWL&A's overall position in the defined contribution market continues to be significant. In its annual ranking of record keepers, *Plan Sponsor Magazine* rated GWL&A as the tenth-largest defined contribution record keeper in the country. Nearly half this business is attributable to the government market, making it the single largest market for GWL&A.

GWL&A is one of the few healthcare market providers today willing to enter into a true full disclosure relationship with plan partners to ensure their employees maximize their opportunities in their 403(b), 401(k) and 457 plans. The company's Partnership Plus approach has permitted it to maintain, and continue to develop, relationships with some of the country's largest healthcare systems.

EducatorsMoney℠, a proprietary service of GWL&A, has entered into partnerships with 19 new educational institutions with a business model that provides educators with a low-cost alternative to traditional, high-expense-ratio variable annuities sold by commissioned

PASSING SHADOWS, END OF WINTER, GOSSELIN RIVER, 1918

Thawing rivers are this painter's signature subject. The horizon rises to make way for the mass of snow and water in the foreground.

agents. In 2003, GWL&A expects that *EducatorsMoney* will continue to lead the transition of the education retirement market to a low-cost institutional model delivering a valuable benefit to America's educators.

As a federally registered investment adviser, the *Advised Assets Group*, LLC (AAG) provides objective investment information and advice for GWL&A's defined contribution plan sponsors and participants, helping them become more knowledgeable in their investment decisions. As of the end of 2002, AAG offers its online investment advisory services to more than 70 public/non-profit and private sector retirement plans, serving more than 65,000 participants.

By forming partnerships with the leading U.S. banks, GWL&A provides a simple, convenient and affordable way for the broad middle market to purchase life insurance coverage. In 2002, the company placed more than 53,000 policies through partnerships with major financial institutions. It continues to emerge as a leader in helping banks change the way traditional life insurance is provided to the middle market.

GWL&A maintained its partnership with Charles Schwab, offering fully underwritten life insurance and individual annuities, and with internet product providers Quotesmith and InsWeb.

To further meet the needs of America's corporate executives, GWL&A added a new retail mutual fund investment option to complement its variable universal life products. This new product helps round out the division's non-qualified executive benefits offering by consolidating life insurance and mutual fund options into one package.

MAPLE SAPLINGS, OCTOBER, winter 1916-1917

Thomson's style never betrays the essence of the nature he is depicting. The prominence of the warm colours he uses here respects this balance while amplifying the brilliance of autumn colours.

Tom Thomson

MAPLE SAPLINGS, OCTOBER, winter 1916–1917



FASCORP FASCorp, a wholly owned subsidiary of GWL&A, markets record-keeping and administrative services to defined contribution plan sponsors through financial institutions. During 2002, FASCorp expanded its existing relationships with three different institutional partners, resulting in a significant increase in the volume of business from these partners. FASCorp continues to be one of the leading defined contribution services companies in the United States.

FASCorp is also experiencing increased interest in its services from other financial institutions seeking more cost-effective solutions to their record-keeping needs. GWL&A believes 2003 will bring high activity as many financial institutions evaluate the options of outsourcing defined contribution services after being faced with three consecutive years of declining revenues as a result of the performance of stock markets.

During 2002, FASCorp also implemented a number of service enhancements, including online forms for participants and plan sponsors, online benefit payment approvals for plan sponsors, online prospectuses for participants, electronic participant statements, and electronic consent management for participant services.

Changing the investment options and funds available under existing plans has been a difficult and challenging task for many record-keeping companies. FASCorp has established a leadership position in plan takeover and asset conversions.

During 2003, participants will be offered more ways to initiate transactions electronically, and plan sponsors and third-party administrators will be offered new electronic interfaces to reduce the time and effort required to administer their plans.

The year 2002 was a year of transition for GWL&A's corporate 401(k) business. By merging the previous 401(k) department with its Financial Services Division, GWL&A reduced overhead, eliminated duplicate processes, and streamlined administration, allowing it to more effectively service customers. As a result of this transition, sales results were lower than initially expected; however, GWL&A is confident that these changes will lead to increased sales supported by a more efficient infrastructure.

In 2002, the company also introduced a more disciplined fund evaluation and due diligence process for customers. This includes an objective fund selection and elimination method to ensure that customers offer a competitive fund array to their participants. GWL&A also enhanced service by adding a focused plan support centre, dedicated Client Relationship Managers, and a specialized 401(k) sales force. With these changes in place, GWL&A expects to see increased sales and higher earnings from corporate 401(k) operations in 2003.



Europe

The Pargesa Group

TOM THOMSON, SNOW IN OCTOBER, 1916-1917 [detail p. 20]



The Pargesa Group



AIMERY LANGLOIS-MEURINNE
MANAGING DIRECTOR, PARGESA HOLDING S.A.

PARJOINTCO N.V. Power Financial Corporation, through its wholly owned subsidiary Power Financial Europe B.V. (PFE), and the Frère group of Belgium each hold a 50 per cent interest in Parjointco N.V., a Netherlands-based company. Parjointco's principal holding is a 54.6 per cent equity interest (representing 61.4 per cent of the voting shares) in Pargesa Holding S.A. (Pargesa), the Pargesa group's parent company, which is based in Geneva, Switzerland.

PARGESA'S PORTFOLIO At December 31, 2002, Pargesa had a 48.1 per cent equity interest (representing 50.2 per cent of the voting shares) in the Belgian company Groupe Bruxelles Lambert (GBL). At that date, Pargesa and GBL had shareholders' equity of $5.6 billion and $10.9 billion, respectively.

Pargesa and GBL together hold a controlling interest in Imerys S.A., a world leader in minerals. GBL also has interests in three leading European companies: Bertelsmann AG (media), TotalFinaElf (oil and gas, and petrochemicals) and Suez (energy, water and waste services).

The Pargesa group's strategy is to focus on developing and adding value to its investments while simplifying and consolidating its financial structure. As of the end of March 2003, the group's four main holdings – Bertelsmann, TotalFinaElf, Suez and Imerys – accounted for 95 per cent of Pargesa's current adjusted net asset value.

BERTELSMANN With its head office in Güttersloh, Germany, Bertelsmann is an integrated media and entertainment company with leading positions in the world's major media and communication markets. Its core business is the creation of first-class media content. The group includes RTL Group, Europe's largest television and radio group; Random House, the world's largest book-publishing group with more than 250 publishers, including Alfred A. Knopf, Bantam, Siedler Verlag, and Goldmann; the international publishing house Gruner + Jahr, the European leader in magazine publishing; Bertelsmann Music Group (BMG), with over 200 labels, including RCA, Arista, Jive, and J Records, and artists such as Alicia Keys, Dido and Pink; and the specialist-publishing division BertelsmannSpringer. Bertelsmann's direct-to-customer businesses, bundled in DirectGroup, represent another strategic business unit. DirectGroup includes book and music clubs with more than 40 million members worldwide. The Arvato corporate division bundles the group's media services, which include the expanding units Arvato Logistics Services and Arvato Direct Services. Bertelsmann has more than 80,000 employees in 55 countries.

In 2002, Bertelsmann was affected by the general economic slowdown – in particular, the shrinking advertising markets on which its television segment (RTL Group) and newspaper and magazine publishing segment (Gruner + Jahr) directly depend – declining sales in the music industry (BMG), which has been especially hard hit by increasing product piracy – and the weaker dollar. In spite of this sluggish environment, the group continued to consolidate the leadership position it holds in its core markets and stepped up its efforts to refocus its strategic activities, while striving to restructure its underperforming operations and reduce costs. Bertelsmann reported sales of €18.3 billion ($27.1 billion), operating EBITA of €936 million ($1,388 million) and net income of €928 million ($1,376 million).

HAYSTACKS AT THE FARM, MALVOISINE, 1901

The modern land development that resulted in the breakup of this farm in Brittany, northwestern France, has led to the disappearance of this landscape.

Suzor-Coté

HAYSTACKS AT THE FARM, MALVOISINE, 1901



RTL GROUP In February 2002, Bertelsmann strengthened its involvement in the television business when it agreed to purchase an additional 22 per cent interest in RTL Group from Pearson plc for €1.5 billion ($2.1 billion). Bertelsmann now owns over 90 per cent of the shares in Europe's largest TV and radio group. For Bertelsmann, this acquisition is an important step towards becoming an integrated media and entertainment group. RTL Group is the largest pan-European TV, radio and production company, with interests in 23 television channels and 14 radio stations in 8 European countries. As the producer of more than 180 programs in 33 different countries, Luxembourg-based RTL Group is one of the world's leading non-U.S. content providers and one of the leading sports rights marketers in Europe. Despite the crisis in the advertising market, RTL achieved an operating EBITA of €465 million ($690 million), a significant increase over €385 million ($534 million) recorded the previous year. Advertising revenues were down considerably for the second consecutive year, especially in Germany, RTL Group's most important market. RTL was able to compensate for this by launching successful new formats and by putting in place diversified revenue structure and cost-management programs.

RANDOM HOUSE Random House is the world's largest English-language publishing house, encompassing publishers such as Ballantine Books, Bantam Dell, the Knopf Publishing Group and Golden Books Entertainment, as well as one of the leading U.S. children's book publishers, with extensive rights to family entertainment properties. Random House and Mondadori have combined their respective worldwide Spanish-language book publishing operations in a joint venture. Based in Barcelona, Grupo Editorial Random House Mondadori is now the world's second-largest publisher of trade books in Spanish, with a publishing presence in Spain, Mexico, Argentina, Chile, Uruguay, Venezuela and Colombia. In Germany, the activities of Verlagsgruppe Random House include such names as C. Bertelsmann, Albrecht Knaus, Siedler Verlag, Berlin Verlag and Goldmann paperbacks. Random House also controls Luchterhand Literaturverlag, which publishes a number of renowned authors. Random House worldwide authors were honoured with numerous important literary awards during 2002. Operating EBITA reached €168 million ($249 million), compared with €33 million ($45 million) in 2001.

GRUNER + JAHR Gruner + Jahr strengthened its position as one of the world's major international periodical publishing enterprises, with over 110 magazines and newspapers in 15 countries with titles such as GEO, Capital, Femme Actuelle, Family Circle and Parents. The decline in advertising revenues, especially in Germany, was offset by cost-reduction programs, with the result that operating EBITA stood at €226 million ($335 million), compared with €198 million ($274 million) in 2001.

Pargesa Holding S.A.

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS OF DECEMBER 31, 2002.



PARGESA
48.1% [1]
GROUPE BRUXELLES LAMBERT
25.1%
3.4%
7.2%
26.6%
27.8%
BERTELSMANN
TOTALFINAELF
SUEZ
IMERYS

[1] PARGESA HELD 50.2 PER CENT OF THE VOTING RIGHTS IN GBL AT DECEMBER 31, 2002.

Distribution of Adjusted Net Asset Value of Pargesa

AT THE END OF MARCH 2003



IMERYS
20%
TOTALFINAELF
40%
SUEZ
12%
BERTELSMANN
23%
OTHER ASSETS, NET
5%

SEE ALSO TABLE IN THE PARGESA SECTION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS.



Tom Thomson

ALGONQUIN PARK, 1915

BMG In 2002, BMG's new executive team restructured the group and its business units in order to focus on the company's core competencies: fostering artistic talent and marketing music. BMG had a strong release schedule in 2002, which included albums from multi-platinum artists such as Elvis Presley, Santana, TLC, Dido and Whitney Houston. Over the course of the year, BMG was able to increase its share of the global music market to roughly 10 per cent from about 8 per cent, while increasing its share in the world's most important music market, the U.S., to more than 17 per cent, making BMG the second music major in the U.S. In November, BMG acquired the world's biggest independent music company, Zomba Music Group, for US$2.7 billion. Zomba includes top artists such as Britney Spears, NSYNC and the Backstreet Boys. Operating EBITA reached €125 million ($185 million), as compared with a loss of €79 million ($110 million) in 2001.

ARVATO With roughly 60 subsidiaries around the world, Bertelsmann's Arvato is one of the largest internationally networked media service providers. The group is composed of the Bertelsmann Services Group, which offers its customers industrial services such as the management of information, data and merchandise flows and service centres, as well as operations providing storage media production, digital rights management and state-of-the-art printers. This division also includes Sonopress, the world's leading manufacturer of CDs and DVDs; the multimedia-printing operation Topac; and Digital World Services, a leader in internet digital rights management. Arvato operating EBITA stood at €217 million ($322 million), compared with €167 million ($232 million) recorded the previous year.



Tom Thomson

DECORATIVE LANDSCAPE: BIRCHES, circa 1915

DIRECTGROUP BERTELSMANN DirectGroup Bertelsmann comprises Bertelsmann's direct-to-customer businesses, and combines Bertelsmann's traditional strengths in direct marketing and program expertise with the online distribution of books and music. It ranks first among international book and music clubs, with more than 40 million subscribers. DirectGroup suffered from significant losses in 2001 so that the Club businesses model is going through a major strategic realignment with a focus on portfolio and cost restructuring. As a result, the operating EBITA has improved by €310 million ($460 million) to reach a loss of €150 million ($222 million). The restructuring programs put in place in 2002 will continue in 2003.

BERTELSMANNSPRINGER The BertelsmannSpringer publishing group produces roughly 700 special-interest magazines and some 25,000 book titles for target audiences in medicine, natural sciences, engineering, industry, construction and transportation. At the end of 2002, Bertelsmann announced its intention to sell its interest in BertelsmannSpringer, which had an operating EBITA of €71 million ($105 million), as compared with €59 million ($81 million) in 2001.

TOTALFINAELF TotalFinaElf is an international oil and gas, and petrochemical group operating in over 100 countries. Its head office is in Paris, France. It is involved in all aspects of the oil and gas business, from exploration and production to refining and retail distribution. In the petrochemical sector, the group is among the European or worldwide leaders in each of its market segments: petrochemicals and plastics, intermediate and performance polymers, and specialty chemicals.

In 2002, TotalFinaElf had sales of €102 billion ($151 billion). Investment expenditures remained substantial and totalled €8.6 billion ($12.7 billion), allocated as follows: 71 per cent to the upstream segment, 13 per cent to the downstream segment, 14 per cent in the chemicals segment and 2 per cent to corporate. Net cash flow from operating activities before changes in working capital amounted to €11.0 billion ($16.3 billion), compared with €12.3 billion ($17.3 billion) in 2001. In May 2003, at its next Annual General Meeting, the group will seek shareholder approval to change its name to "Total".

In 2002, TotalFinaElf cushioned the impact of a generally less favourable economic environment on its results by achieving a record 10 per cent increase in hydrocarbon production and through the ongoing implementation of synergy and productivity programs adopted at the time of the merger of TotalFina with Elf in 2000. Net income, excluding non-recurring items, amounted to €6.3 billion or €9.40 per share, compared with €7.5 billion or €10.85 per share in 2001. When expressed in US dollars for purposes of comparison with peers, net income per share, excluding non-recurring items, declined only 8 per cent, while the group's major competitors reported decreases ranging from 22 per cent to 34 per cent.

Net income amounted to €5.9 billion ($8.7 billion) in 2002, compared with €7.7 billion ($10.8 billion) in 2001. In 2002, TotalFinaElf engaged in a substantial share repurchase program, at a cost of €3.4 billion or $5.0 billion.

In 2002, TotalFinaElf's return on average capital employed was 15 per cent and its return on equity was 20 per cent.

UPSTREAM SECTOR Turning first to the upstream sector, TotalFinaElf's oil production increased by 10 per cent in 2002, to 2.4 million barrels of oil equivalent per day. Proven reserves also continued to grow in 2002, rising to 11.2 billion barrels of oil equivalent. The 2002 proven reserves represent 12.7 years of production based on the current production rate. The 2000 – 2002 three-year average reserve replacement rate for TotalFinaElf's consolidated subsidiaries was 151 per cent.

DOWNSTREAM SECTOR TotalFinaElf is Europe's largest refiner and distributor. In 2002, it refined an average of 2.3 million barrels per day against 2.4 million in 2001. Capacity

PINE ISLAND, GEORGIAN BAY, 1914–1916

In 1915, Thomson did a series of paintings of celestial phenomena – northern lights, lightning, stars, and sunsets. The extremely low horizon accentuates the vastness of the sky and the trees, creating a feeling of infinite space.

Tom Thomson

PINE ISLAND, GEORGIAN BAY, 1914–1916



utilization fell to 88 per cent from 96 per cent the previous year. Demand for refined products declined in the OECD countries in 2002 due to weak economic conditions and exceptionally mild weather, thus creating a very poor environment for TotalFinaElf's downstream sector. European refining margins fell by 48 per cent. Marketing margins were under pressure as a result of high crude oil prices. Downstream results were further affected by an unusually high level of scheduled refinery turnarounds. Seven of the twelve refineries operated by TotalFinaElf in Europe were affected in 2002. These programs enabled the group to make technical enhancements to the refineries by improving unit reliability, operating safety and conversion and desulfurization rates.

Refined product sales remained at the same level as 2001, 3.7 million barrels per day. A new market segmentation strategy was implemented in France in 2002 using the TOTAL brand, focused on service-sensitive consumers, and the redesigned Elf brand, focused on price-sensitive consumers. Outside of France, an agreement in principle was reached with competitors Agip and Galp under which TotalFinaElf will dispose of its TOTAL-brand service stations in Spain and acquire stations in Italy and Portugal.

CHEMICALS SECTOR In 2002, sales for the chemical segment were virtually stable at €19.3 billion ($28.6 billion). Intermediate products resisted the difficult economic conditions and the performance of specialty products improved. This division produces petrochemicals and commodity polymers, intermediate and performance polymers, and specialty chemicals.

SUEZ With its head office in Paris, France, Suez is a leading international industrial organization providing private infrastructure and global utility services related to energy and the environment. After completing a major expansion program from 1997 to 2001 following its merger with Lyonnaise des Eaux, Suez became a global leader in the energy, water and waste management sectors, generating revenues of €46.1 billion or $68.4 billion (€40.2 billion or $59.6 billion, excluding energy trading) in 130 countries. Europe and North America contributed 89 per cent of revenues, excluding energy trading.

The year 2002 saw a difficult international climate, marked by crises in several countries, including most notably Argentina. Suez took steps to improve and secure its profitability, while strengthening its financial stability. Specifically, the company put in place measures to reduce its risk exposure with respect to emerging countries by close to one third in terms of capital employed, and to lower its debt by one third, while refocusing on areas with greater return on capital employed and cash flows from operating activities. The company's average annual investment program was cut from €8 billion ($12 billion) to €4 billion ($6 billion). Henceforth, Suez has indicated that it intends to focus on its most robust and recurring markets: the European Union and North America. It is also working to implement a major cost-reduction program and a new, more compact organizational



Suzor-Coté
MORNING BY THE EDGE OF THE POND, 1900

structure that will place its operating divisions under the responsibility of a single chief operating officer.

Building on its strength, Suez won over 50 new contracts in 2002, helping it to achieve organic sales growth of almost 6 per cent. Net current operating income was stable compared to 2001 at €1.1 billion ($1.6 billion). After non-recurring charges of €1.7 billion ($2.5 billion) to cover the group's exposure in Argentina, as well as restructuring cost, Suez posted a net loss of €863 million ($1,280 million) compared with a net profit of €2.1 billion ($2.9 billion) in 2001.

IN THE ENERGY SECTOR, Suez had revenues of €29.5 billion ($43.7 billion). Suez controls 100 per cent of the Belgian company Tractebel S.A., one of the largest private electric utilities in the world. Tractebel has over 70,000 employees in more than 100 countries. Through its affiliates, Tractebel operates gas transportation facilities and provides management and maintenance services for thermal installations, urban heating and cooling systems, and co-generation systems, mainly in Europe and the United States.

IN THE ENVIRONMENTAL SECTOR, with sales in 2002 of €15.9 billion ($23.6 billion), Suez is the world leader in water quality improvement and engineering management. It provides water distribution and purification services. Its subsidiary, Degrémont, is the global leader in its field with 10,000 plants built, and provides engineering services for the design and construction of water treatment plants. Suez and its affiliates supply drinking water and offer water purification services to 110 million people worldwide. Suez is a major European operator in the area of waste management and is also involved in the collection, sorting, processing, storage and recycling of a wide range of household and industrial waste.

IN THE COMMUNICATIONS SECTOR, the Suez group operates cable television networks, mainly in France and Belgium, and holds an interest in the French television channel M6. In 2002, its communications activities generated sales of €644 million ($955 million).

IMERYS The Imerys group is a world leader in the production and sale of value-added minerals. Imerys posted annual sales of €2.9 billion ($4.3 billion) for fiscal year 2002, allocated as follows: 58 per cent in Europe (including 24 per cent in France), 28 per cent in North America and 14 per cent elsewhere in the world. With substantial mineral reserves and sophisticated processing facilities, Imerys produces essential value-added products for a diversified clientele. The company holds leading market positions in each of its four niches: Specialty Minerals, Pigments for Paper, Building Materials and Refractories & Abrasives.

Total consolidated sales were 1.2 per cent lower than in 2001. On a comparable group structure and exchange rate basis, sales were stable, with the softness in volumes offset by an improvement in product mix. Despite the poor economic environment in its core markets, Imerys continued to carry out programs to reduce production costs in all of its businesses, particularly Pigments for Paper, and demonstrated that it had a fairly solid resistance threshold by generating net operating income of €197 million ($292 million), up 15 per cent from the previous year. Net income amounted to €143 million ($212 million), compared with €79 million ($111 million) in 2001.

THE PIGMENTS FOR PAPER DIVISION, which had annual sales of €803 million ($1.2 billion), produces kaolin, ground calcium carbonate (GCC) and precipitated calcium carbonate. White pigments vary widely in quality in terms of gloss, brightness, opacity, viscosity or conductivity. Imerys is the only group with reserves in all three major high-grade kaolin zones: the United States, the United Kingdom and Brazil. This division also has a global production and distribution system for GCC and offers the world's widest range of pigments.

RETURN FROM THE HARVEST FIELD, 1903

This is an alternative treatment of a subject which was pictured on a postage stamp issued by Canada Post in recognition of the work of Suzor-Coté. The artist fashioned a bronze sculpture of the farm woman in this painting, which he called La glaneuse.

Suzor-Coté

RETURN FROM THE HARVEST FIELD, 1903





Suzor-Coté
PORT-BLANC IN BRITTANY, 1906

THE SPECIALTY MINERALS DIVISION, which had sales of €829 million ($1.2 billion), produces mineral and ceramic components that are essential to a wide range of industries, including paint, plastics, adhesives, porcelain tableware, sanitaryware and floor tiles. The group is the world's leading producer of high-purity graphite, which has many technical applications, including, in particular, in the manufacture of lithium-ion batteries for mobile phones. Imerys is also the world's leading producer of raw materials for tableware and sanitaryware.

THE BUILDING MATERIALS DIVISION, which had annual sales of €620 million ($919 million), manufactures and sells roofing and structural products, primarily for the construction and renovation of single-family homes. Imerys is France's leading producer of clay roof tiles and clay bricks, and the largest specialist roofing products distributor. It is also the leader in the French market in high-quality natural slates. Imerys products are sold across Europe, but primarily in France.

THE REFRACTORIES & ABRASIVES DIVISION had annual sales of €635 million ($941 million). Imerys holds a leading position in Europe in the sale of high value-added monolithic refractories and is the world's number one producer of minerals for abrasives. Refractories, which are raw materials or finished products that resist very high temperatures under harsh chemical and physical conditions, have numerous applications in industrial sectors as varied as steel, casting, power generation, ceramics and electronics.

CONTENTS

FORWARD-LOOKING STATEMENTS — This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

Management's Discussion and Analysis of Operating Results

EXCEPT AS OTHERWISE INDICATED, ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS.

This section of the annual report deals with the financial results for the year 2002. The following describes the structure of the group at December 31, 2002. Power Financial Corporation (Power Financial) holds substantial interests in the financial services field in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). These companies and their subsidiaries manage and distribute an extensive range of financial products and services to individuals and corporations as well as public and non-profit entities and make an important contribution to the assets and results of the Corporation.

In Canada, Lifeco controls a 100 per cent voting interest in The Great-West Life Assurance Company (Great-West Life), which in turn holds 100 per cent of London Insurance Group Inc. (LIG); LIG in turn holds 100 per cent of London Life Insurance Company (London Life). Also in Canada, Investors Group holds 100 per cent of Mackenzie Financial Corporation (Mackenzie), which was acquired in April 2001. In the United States, Lifeco controls a 100 per cent voting interest in Great-West Life & Annuity Insurance Company (GWL&A).

Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium. The Pargesa group has substantial holdings in a selected number of major media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys) companies based in Europe.

Management's discussion and analysis of Power Financial's 2002 financial results focuses on the operations of each of the principal entities within the group. Information regarding the subsidiaries and affiliate is based upon information provided by them. While consolidated financial statements are presented separately in this report, management has also prepared condensed supplementary financial statements of the Corporation, as in previous years, with its principal subsidiaries accounted for on the equity basis in order to facilitate the discussion and analysis of each of its activities. A discussion of the financial results, assets, liquidity and financial resources, and the outlook for each of the principal subsidiaries and the affiliate have been provided to give readers a greater understanding of Power Financial's underlying assets, earnings base and financial resources.

In establishing its statements of earnings, Power Financial uses Pargesa's economic (flow-through) presentation of results. Pargesa's financial statements may be adjusted to conform to Canadian Generally Accepted Accounting Principles (GAAP). In particular, adjustments made for the purpose of eliminating the effect of goodwill amortization represented, in aggregate, $0.10 per Power Financial common share in 2002, and related primarily to Pargesa's indirect share of goodwill amortization included in Bertelsmann's earnings.

Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2002 annual report in April 2003. Copies of the annual reports of Lifeco, Great-West Life, London Life, Investors Group and Pargesa are available from the Secretary of each of these companies or from the Secretary of Power Financial.

PRESENTATION OF FINANCIAL RESULTS

In analysing the financial results of the Corporation, in which its principal subsidiaries, Lifeco and Investors Group, are accounted for on an equity basis, net earnings are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items, as well as results from corporate activities. In order to provide a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill (which primarily represented the Corporation's share of goodwill recorded by its subsidiaries);
- goodwill amortization, which applies only to 2001; and
- other income.

Results for 2001 also included Power Financial's share of specific charges recorded by Lifeco in the first half of the year relating to Alta Health & Life Insurance Company (Alta), a subsidiary of GWL&A, and to claim provisions for the U.S. events of September 11, 2001.

HIGHLIGHTS

In 2002, net earnings of Power Financial were $988 million, compared with $879 million in 2001. On a per share basis, earnings per common share were $2.72 in 2002, compared with $2.44 in 2001.

Operating earnings, as defined above, were $1,074 million in 2002, compared with $906 million in the previous year. The share of operating earnings from subsidiaries and affiliate grew by $173 million over 2001, or 18.9 per cent. After deducting preferred dividends, which represented $45 million in 2002 and $32 million in 2001, operating earnings per common share were $2.97 in 2002, compared with $2.53 in 2001, an increase of 17.4 per cent.

Consolidated revenues for the year ended December 31, 2002 were $18.6 billion, compared with $17.9 billion in 2001. This increase is primarily due to an increase in premium income. Consolidated expenses were $16.4 billion in 2002, compared with $16.2 billion in 2001.

Consolidated assets and assets under administration of the Power Financial group of companies stood at $173 billion at the end of 2002 (2001 – $181 billion).

Power Financial and its subsidiaries held corporate assets of $68.3 billion at year-end 2002, as against $67.1 billion at the end of 2001.

Assets under administration decreased to $104.5 billion at the end of 2002 from $113.9 billion in 2001. These include segregated funds of Lifeco, which are predominantly used to fund pension plan obligations of policyholders and provide clients with a vehicle for investing in group and individual savings plans. The market value of these segregated funds was $36.0 billion at December 31, 2002 (2001 – $38.9 billion). Investors Group's mutual fund assets, at market value, were $68.4 billion at the end of 2002, compared with $75.0 billion at the end of 2001. Mutual fund assets consist of clients' assets invested in proprietary mutual funds and other co-branded funds. Lifeco and Investors Group earn fee income from the management and administration of these assets.

IN THIS SECTION, THE PRINCIPAL SUBSIDIARIES ARE ACCOUNTED FOR ON AN EQUITY BASIS.

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF POWER FINANCIAL FURTHER IN THIS ANNUAL REPORT. THE SUPPLEMENTARY FINANCIAL STATEMENTS IDENTIFY THE SOURCES OF THE EARNINGS, ASSETS AND LIABILITIES OF THE CORPORATION.

EARNINGS SUMMARY

DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2002		2001		
	TOTAL [1]	PER SHARE	TOTAL [1]	PER SHARE	%
Operating earnings	1,074	2.97	906	2.53	17.4
Goodwill amortization			(107)	(0.31)	
Share of specific charges			(189)	(0.55)	
Other income	(86)	(0.25)	269	0.77	
Net earnings	988	2.72	879	2.44	

[1] before dividends on preferred shares, which amounted to $45 million in 2002 (2001 - $32 million).

Power Financial's share of operating earnings from its subsidiaries and affiliate totalled $1,087 million in 2002 as compared with $914 million in 2001, for an increase of 18.9 per cent year over year.

The Corporation's share of operating earnings of Lifeco and Investors Group (which from April 20, 2001 included the results of Mackenzie) increased by $132 million year over year.

The contribution from Investors Group also includes the effect of a change in accounting estimates related to commission expenses effective April 1, 2001, which reduced Investors Group's expenses and increased its earnings in 2002 by $20 million after tax.

Parjointco's contribution to operating earnings amounted to $80 million in 2002 as compared with $39 million in 2001 and includes the effect of adjustments related to goodwill amortization expense, as explained previously. Operating earnings in 2002 also include the impact of higher dividends received by Groupe Bruxelles Lambert (GBL) from its holdings in TotalFinaElf and Suez (which are accounted for at cost), as well as that portion of the preferred dividend received from Bertelsmann which has not been eliminated from GBL's earnings.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this analysis for further discussion of the operating results of these entities.

CORPORATE RESULTS The net contribution from corporate activities in 2002 consisted of a charge of $13 million, as compared with a charge of $8 million in 2001. Results from corporate activities include income from investments, interest on debt, operating expenses, depreciation and income taxes.

In July 2002, the Corporation redeemed all of its then outstanding Variable Rate Exchangeable Debentures, due April 30, 2014. The principal amount outstanding at that time was approximately $105 million. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. (BCE) and Nortel Networks Corporation (Nortel) held by the Corporation, and as a result, the Corporation delivered to such holders 5,465,742 shares of BCE and 8,583,325 shares of Nortel, with an aggregate carrying value of approximately $103 million. This resulted in a reduction of both interest expense and dividends received, as well as the recording of a gain of approximately $2 million.

OPERATING EARNINGS PER SHARE On a per common share basis, growth in operating earnings also reflects the impact of higher dividends paid on the Corporation's preferred shares as a consequence of the issuance of First Preferred Shares Series E and Series F in November 2001 and July 2002, respectively. Dividends related to the First Preferred Shares, Series H had little impact on income in 2002, since this new series of preferred shares was issued late in 2002.

GOODWILL AMORTIZATION Goodwill resulted in an expense of $107 million or $0.31 per common share in 2001. Effective January 1, 2002, goodwill is no longer amortized under new Canadian accounting standards.

Goodwill amortization in 2001 consisted primarily of the Corporation's share of goodwill amortization expense recorded by its subsidiaries and affiliate.

SHARE OF SPECIFIC CHARGES In 2001, Power Financial's share of specific charges recorded by Lifeco, relating to Alta in the first half of the year and to a claims provision resulting from the September 11, 2001 events in the third quarter, amounted to $189 million or $0.55 per share.

OTHER INCOME Other income of a non-recurring nature was a net charge of $86 million or $0.25 per share in 2002, compared with a profit of $269 million or $0.77 per share in 2001.

In 2002, other income represents principally the Corporation's share of non-operating items recorded within the Pargesa group. This charge reflects primarily the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

In 2001, other income included primarily the $231 million dilution gain recorded by the Corporation as a consequence of the decrease of its ownership in Investors Group resulting from the acquisition of Mackenzie (Investors Group issued common shares to third parties at a price above book value); this gain was partly offset by Power Financial's share ($34 million on an after-tax basis) of the special charge recorded by Investors Group in connection with the Mackenzie transaction. Also included in other income was the Corporation's share of non-recurring items recorded within the Pargesa group.

ASSETS AND LIABILITIES

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $753 million at year-end, as compared with $430 million at the end of 2001 (excluding cash held by principal subsidiaries, when accounted for on an equity basis). In 2002, the Corporation issued two additional series of "perpetual", non-cumulative first preferred shares, for gross proceeds of $300 million ($150 million for each of the Series F, issued in July, and the Series H, issued in December). Net proceeds to the Corporation were $291 million. As stated in the short form prospectus, the Corporation intends to use net proceeds resulting from the issuance of the First Preferred Shares, Series H to redeem the outstanding First Preferred Shares, Series B, which have a stated value of $150 million.

The carrying value of the Corporation's investments in its subsidiaries, Lifeco and Investors Group, when accounted for under the equity method, and the affiliate, Parjointco, increased to $6.4 billion in 2002, from $5.6 billion at the end of 2001.The net increase results primarily from (i) the share of net earnings from subsidiaries and affiliate, net of dividends received, for an amount of $566 million, and (ii) the positive net variation of foreign currency translation adjustments (related principally to the Corporation's indirect investments in GWL&A and Pargesa) for $193 million.

Other investments were $5 million at the end of 2002, compared with $108 million in 2001. The $103 million decrease represents the carrying value of the BCE and Nortel shares, which were delivered in connection with the redemption of all of the Exchangeable Debentures, which had a carrying value of $105 million.

Other long-term debt represents the $150 million principal amount of 7.65% 10-year debentures issued on January 5, 1996 to fund the early redemption of SF120 million of bonds that were initially due in March 1997. The $150 million principal amount was swapped in 1996 into SF127 million at a rate of interest of 4.43 per cent.

LIQUIDITY AND CAPITAL RESOURCES

In the course of managing its own cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency hedging transactions from time to time with highly rated financial institutions. At December 31, 2002, 100 per cent of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31 [PER SHARE]		2002	2001
	CURRENT ANNUALIZED DIVIDEND [1]	CASH DIVIDEND	CASH DIVIDEND
Great-West Lifeco Inc. [C$]	1.08	0.945	0.78
Investors Group Inc. [C$]	0.96	0.86	0.73
Pargesa Holding S.A. – bearer share [SF]	86	80	75

[1] Lifeco and Investors Group: based on the quarterly dividend declared in January 2003.
Pargesa dividend to be approved at the May 2003 Annual General Meeting.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries and affiliate, return on cash and cash equivalents, and, when required, the Corporation's cash. Total dividends declared on common shares of Power Financial increased from 88 cents in 2001 to $1.04 in 2002. The holders of common shares of the Corporation benefited from increased dividends from the subsidiaries and affiliate.

SHAREHOLDERS' EQUITY

As previously reported, the Corporation issued two new series of first preferred shares in 2002, for aggregate gross proceeds of $300 million. Both series of preferred shares are "perpetual" and non-cumulative.

The $150 million 5.90% First Preferred Shares, Series F, consisted of 6,000,000 shares issued at $25.00 per share. Dividends on the First Preferred Shares, Series F are $1.475 per share per annum, payable quarterly. These shares may be redeemed for cash by the Corporation on and after July 17, 2007, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share, if redeemed prior to July 17, 2011, and at $25.00 per share thereafter.

The $150 million 5.75% First Preferred Shares, Series H, consisted of 6,000,000 shares issued at $25.00 per share. Dividends on the First Preferred Shares, Series H are $1.4375 per share per annum, payable quarterly. These shares may be redeemed for cash by the Corporation on and after December 10, 2007, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share, if redeemed prior to December 10, 2011, and at $25.00 per share thereafter.

Shareholders' equity at the end of 2002 was $6.9 billion, up from $5.8 billion at the end of the previous year. The increase is primarily due to:

- the issuance of First Preferred Shares, Series F and H, with an aggregate stated value of $300 million;
- an increase in retained earnings in the amount of $556 million; and
- a net $170 million increase in foreign currency translation adjustments. These adjustments relate primarily to the Corporation's investment in Pargesa, partly hedged by the swapped $150 million debt, and to its indirect investment in GWL&A.

Book value per common share was $16.73 at the end of 2002, compared with $14.65 per share at the end of 2001.

In 2002, the Corporation issued 155,000 common shares pursuant to the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $1 million. A total of 132,000 shares were issued in 2001, for an increase in stated capital of $1 million.

In 2001, the Corporation purchased and cancelled 483,300 common shares for an aggregate amount of $15 million under the Corporation's Normal Course Issuer Bid.

INDEPENDENT RATINGS OF POWER FINANCIAL

AS OF DECEMBER 31, 2002	DOMINION BOND RATING SERVICE	STANDARD & POOR'S CORPORATION
Senior debentures	AA (low)	AA-
Preferred shares		
Cumulative	Pfd-1 (low)	Canadian scale P-1 (low)/ Global scale A
Non-cumulative	Pfd-1 (low) n	Canadian scale P-1 (low)/ Global scale A

Following the announcement made by Lifeco, on February 17, 2003, of its offer to purchase 100 per cent of Canada Life Financial Corporation (Canada Life) (see below under Subsequent Events), Dominion Bond Rating Service (DBRS) placed all ratings for Power Financial "Under Review with Negative Implications", while Standard & Poor's (S&P) placed all ratings of Power Financial, except for the Canadian rating for the preferred shares, under "CreditWatch with Negative Implications".

Upon completion of the acquisition of Canada Life by Lifeco, DBRS has indicated that it expects that the ratings will be reduced by one notch and will be removed from the current "Under Review" status. In addition, S&P has stated that it expects that while the Canadian rating for the preferred shares will not be affected, the global rating for preferred shares, as well as the rating for the debentures, will be lowered by one notch.

SUBSEQUENT EVENTS

[a] On February 17, 2003, Lifeco made an offer to purchase 100 per cent of Canada Life. The Board of Directors and management of Canada Life recommended acceptance of the Lifeco offer. Please refer to additional comments on the offer in the Directors' Report to Shareholders.

[b] On February 24, 2003, the Corporation announced the issue of $200 million of 6.00% Non-Cumulative First Preferred Shares, Series I and $150 million of 4.70% Non-Cumulative First Preferred Shares, Series J, as well as the issue of $250 million of 6.90% Debentures due March 11, 2033, issued at 99.824% of par. The First Preferred Shares, Series I are "perpetual" preferred shares, while the First Preferred Shares, Series J are 10-year "soft retractable" preferred shares. Closing of these offerings took place on March 11, 2003. The net proceeds from these offerings will be used by the Corporation to supplement its financial resources and for general corporate purposes, and to assist the Corporation in the financing of the acquisition of Canada Life by Lifeco.

[c] On February 26, 2003, Investors Group announced the issue of $300 million principal amount of debentures, in two series of $150 million principal amount each. The first tranche bears interest at a rate of 6.58 per cent and will mature March 7, 2018. The second tranche bears interest at a rate of 7.11 per cent and will mature March 7, 2033. Closing took place on March 5, 2003. The net proceeds of the issue will be used for debt repayment and for general corporate and investment purposes including the announced purchase of treasury shares of Lifeco in connection with the acquisition of Canada Life.

[d] On March 6, 2003, Lifeco issued an aggregate $600 million principal amount of debentures, in two series. The first tranche consists of $200 million principal amount of debentures bearing interest at a rate of 6.14 per cent and maturing March 21, 2018. The second tranche consists of $400 million principal amount, bears interest at a rate of 6.67 per cent and will mature March 21, 2033. Closing took place on March 21, 2003. The net proceeds of the issue will be used for general corporate purposes and will assist in the financing of the proposed acquisition of Canada Life.

CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS

IN THIS SECTION OF THE ANALYSIS, THE PRINCIPAL SUBSIDIARIES ARE ACCOUNTED FOR ON AN EQUITY BASIS.

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
CONDENSED STATEMENTS OF EARNINGS		
Share of earnings of subsidiaries and affiliate,		
before goodwill amortization and non-recurring items	1,087	914
Corporate activities	(13)	(8)
Operating earnings, before goodwill amortization and non-recurring items	1,074	906
Amortization of goodwill		(107)
Share of specific charges		(189)
Other income, net	(86)	269
Net earnings	988	879
Earnings per share [in dollars]		
Operating earnings, before goodwill amortization and non-recurring items	2.97	2.53
Net earnings	2.72	2.44
CONDENSED BALANCE SHEETS		
Cash and cash equivalents	753	430
Investments		
Subsidiaries and affiliate at equity	6,387	5,647
Other	5	108
Future income taxes	17	17
Other assets	45	67
Total assets	7,207	6,269
Accrued liabilities and other	202	186
Exchangeable debentures		105
Other long-term debt	150	150
Shareholders' equity		
Preferred shares	1,050	750
Common shareholders' equity	5,805	5,078
	6,855	5,828
Total liabilities and shareholders' equity	7,207	6,269

POWER FINANCIAL CORPORATION

Year	Book value per share
02	16.73
01	14.65
00	12.72
99	11.28
98	10.45

Axis: 10.00, 11.50, 13.00, 14.50, 16.00

BOOK VALUE PER SHARE [IN DOLLARS]

Year	Shareholders' equity
02	6.86
01	5.83
00	4.96
99	4.46
98	4.17

Axis: 3.75, 4.50, 5.25, 6.00, 6.75

SHAREHOLDERS' EQUITY [IN BILLIONS OF DOLLARS]

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF LIFECO FURTHER IN THIS REPORT.

As of the end of 2002, through its direct interest of 78.5 per cent and Investors Group's interest of 4.4 per cent, Power Financial holds an economic interest of 80.9 per cent in Lifeco. Power Financial holds, directly and indirectly, 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Lifeco controls a 100 per cent voting interest in GWL&A and Great-West Life, which in turn controls a 100 per cent voting interest in London Life. In Canada, through Great-West Life and its major subsidiary London Life, and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West Life offers reinsurance in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc. (LRG).

HIGHLIGHTS OF OPERATING RESULTS

Lifeco's net income attributable to common shareholders was $931 million or $2.53 per common share for the twelve months ended December 31, 2002, compared with $515 million or $1.39 per share a year ago. 2001 results included non-recurring charges of $304 million made up of: $66 million related to goodwill amortization; $73 million from the events of September 11, 2001 associated with reinsurance operations; and $165 million associated with a U.S. subsidiary of GWL&A. After adjusting 2001 for non-recurring charges, net income per common share of $2.53 is up 15 per cent over the comparable 2001 results.

Total premium income, including self-funded premium equivalents and segregated fund deposits, decreased 3 per cent overall. Within this result, traditional life and annuity premiums were up 3 per cent, reinsurance premiums were up 14 per cent over 2001, and fee-based products down 9 per cent. Fee and other income was down 3 per cent from 2001.

Capital stock and surplus increased to $4.7 billion at December 31, 2002 from $4.4 billion at year-end 2001. During 2002, Lifeco paid dividends of $0.945 per common share, for a total dividend of $348 million for the year. This represents a dividend payout ratio of 37.4 per cent of 2002 earnings (2001 – 35.3 per cent before non-recurring charges), and a 2002 dividend yield (dividends as a percentage of average high and low market prices) of 2.6 per cent (2001 – 2.2 per cent). Book value per common share was $11.68 at December 31, 2002, compared with $10.47 at December 31, 2001.

FINANCIAL POSITION

Total assets and assets under administration were $96.1 billion at year-end 2002, a decrease of $1.9 billion from 2001. Assets under administration include segregated funds of $36.0 billion at December 31, 2002, compared with $38.9 billion at the end of 2001.

Obligations to policyholders made up 91 per cent of total liabilities at the end of 2002 (90 per cent at year-end 2001). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

Total capital and surplus (including non-controlling interests) of $6.8 billion at December 31, 2002 was 12.7 per cent of total liabilities, compared with $6.3 billion or 12.0 per cent in 2001. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR) and Great-West Life's ratio is 223 per cent, a very solid level for the industry (199 per cent at the end of 2001).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. Based on GWL&A's statutory financial reports, GWL&A has risk-based capital well in excess of that required by regulation.

RATINGS OF MAJOR SUBSIDIARIES OF LIFECO

RATING AGENCY	MEASUREMENT	RATINGS			
		LIFECO	GREAT-WEST LIFE	LONDON LIFE	GWL&A
A.M. Best Company	Financial Condition and Operating Performance	–	A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability	–	IC-1*	IC-1*	–
	Debt Rating	AA (low)	–	–	–
Fitch Ratings	Insurer Financial Strength	–	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength	–	Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength	–	AA+	AA+	AA+
	Debt Rating	AA-	–	–	–

* Highest rating available

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2002.

Following the announcement by Lifeco on February 17, 2003, of its agreement to purchase 100 per cent of Canada Life, the major rating agencies placed ratings of Lifeco and its major subsidiaires "Under Review" or on "CreditWatch with Negative Implications". This action is not unusual in a large transaction.

ASSET QUALITY

At December 31, 2002, exposure to mortgage loans and real estate was 17 per cent of invested assets (19 per cent at the end of 2001).

Lifeco's exposure to non-investment grade bonds was 2.6 per cent of the portfolio at the end of 2002, up slightly from 2.0 per cent at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $139 million or 0.3 per cent of invested assets at December 31, 2002, compared with $187 million or 0.4 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2002 was $166 million, compared with $146 million at year-end 2001.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

[IN MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS]	2002			2001			
	CANADA	U.S.	TOTAL	CANADA	U.S.	TOTAL	% CHANGE
FOR THE YEARS ENDED DECEMBER 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	4,276	2,989	7,265	3,996	3,026	7,022	3
Reinsurance & specialty general insurance	3,922		3,922	3,455		3,455	14
Self-funded premium equivalents [ASO contracts] [1]	1,355	8,209	9,564	1,238	8,861	10,099	(5)
Segregated fund deposits: [1]							
Individual products	1,649	644	2,293	1,586	1,369	2,955	(22)
Group products	1,163	3,219	4,382	1,045	3,650	4,695	(7)
Total premiums and deposits	12,365	15,061	27,426	11,320	16,906	28,226	(3)
Fee and other income	420	1,387	1,807	391	1,467	1,858	(3)
Paid or credited to policyholders	8,978	3,615	12,593	8,308	3,722	12,030	5
Net income attributable to:							
Preferred shareholders	31		31	30	1	31	–
Common shareholders	441	490	931	249	266	515	81
2001 adjustments [2]							
Goodwill amortization				62	4	66	
Alta					165	165	
September 11, 2001				73		73	
Adjusted net income common shareholders [2]	441	490	931	384	435	819	14
PER COMMON SHARE							
Basic earnings			2.530			1.387	82
2001 adjustments [2]							
Goodwill amortization						0.177	
Alta						0.444	
September 11, 2001						0.199	
Adjusted basic earnings [2]			2.530			2.207	15
Dividends paid			0.945			0.780	21
Book value			11.68			10.47	12
Return on common shareholders' equity:							
Net income			22.9%			13.7%	
Adjusted net income [2]						20.8%	
AT DECEMBER 31							
Total assets	36,010	24,061	60,071	34,690	24,469	59,159	2
Segregated fund assets [1]	18,504	17,544	36,048	19,093	19,774	38,867	(7)
Total assets under administration	54,514	41,605	96,119	53,783	44,243	98,026	(2)
Capital stock and surplus			4,708			4,397	7

[1] Segregated fund deposits and self-funded premium equivalents [ASO contracts]. The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only [ASO] Group health contracts. However, the company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

[2] In addition to net income [Canadian GAAP basis], adjusted net income is presented for information. 2001 results include:

[i] A charge of $66 million after tax or $0.177 per common share for the year ended December 31, 2001 related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets [see Note 1 of the 2002 financial statements].

[ii] A charge of $165 million after tax or $0.444 per common share related to Alta, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment. Return on common shareholders' equity is also presented excluding 2001 adjustments.

[iii] A charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001.

The discussion of operating results is followed by a report on operations of the Canadian segment of Lifeco, presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life:

- GROUP INSURANCE – life, health and disability insurance products for group clients.
- INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.
- REINSURANCE & SPECIALTY GENERAL INSURANCE – life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.

Net income from Great-West Life for 2002 was $472 million, compared with $279 million for 2001. Net income attributable to common shareholders was $441 million, up from $249 million for 2001. After adjusting 2001 for goodwill amortization charges of $62 million and charges related to the events of September 11, 2001, net income in 2002 increased 15 per cent.

Net income in 2002 reflected growth in fee income, strong interest margins and favourable morbidity experience. The gain on sale of a subsidiary, a reduction in provisions for income taxes and an increase in reinsurance actuarial reserves related to potential exposures to future reinsurance risks were all recognized in 2002, however the net impact of these events was not material.

Total assets under administration in Canada reflect a 1 per cent growth overall in 2002.

PREMIUMS AND DEPOSITS - GREAT-WEST LIFE

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001		2002	2001	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Group Insurance	3,575	3,264	10	319	305	5
Individual Operations						
Life Insurance	1,655	1,605	3	108	96	11
Living Benefits	127	118	8	24	22	9
Retirement & Investment Services	3,086	2,878	7	2,992	2,895	3
Reinsurance & Specialty General Insurance	3,922	3,455	14	3,922	3,455	14
	12,365	11,320	9	7,365	6,773	9

GROUP INSURANCE Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 10 per cent to $3.6 billion in 2002. The growth rate was driven by improved client persistency in combination with higher sales results. Sales results were up a modest 5 per cent, reflecting an overall industry decline in new sales on a year over year comparison. The strong sales growth experienced in the small/mid-sized and large case insured market was offset by lower ASO sales, where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West Life financial security advisers, as well as through independent brokers and intercorporate agreements with other financial institutions.

Individual life insurance sales, measured by annualized premium, increased by 11 per cent to $108 million in 2002, while revenue premium exceeded $1.6 billion. Sales of participating policies increased 28 per cent in 2002, and continued strong in the age 50+ wealth management market. Term insurance sales increased 1 per cent over 2001 and the company's universal life products sales decreased to $5 million in 2002 from $6 million in 2001.

Total sales of disability income products and critical illness insurance increased by 9 per cent in 2002, for a total of $24 million in new annualized premium.

The company's RIS Division experienced mixed sales results in 2002 as the difficult market conditions persisted. Continued poor equity market performance led to growing consumer unease with investment funds and more interest in preserving capital and in products with guarantees.

Within this difficult investment climate, total RIS Division assets remained stable. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by 8 per cent, while the company's individual retail segregated funds grew marginally during the same period.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer for Freedom 55 Financial and Great-West Life investment representatives.

In 2002, sales of mutual funds through Quadrus increased 41 per cent, while assets increased 19 per cent over 2001 levels. By year-end, Quadrus had more than 3,000 licensed investment representatives.

REINSURANCE & SPECIALTY GENERAL INSURANCE The 2002 results include an after-tax gain of $31 million on the sale of a subsidiary, London Guarantee Insurance Company, as well as unfavourable reinsurance experience in LRG. In 2001, LRG results included a charge of $82 million after tax, of which $73 million was attributable to common shareholders, related to estimated claims provisions from the events of September 11, 2001. No changes or additions have been made with respect to this provision to date, and the original amount continues to be considered appropriate.

Premium income for LRG in 2002 increased 17 per cent over 2001, primarily due to the life line of reinsurance business.

The discussion of operating results is followed by a report on operations of the United States segment of Lifeco, presented in terms of the major business units of GWL&A:

- **EMPLOYEE BENEFITS** – life, health and disability insurance for small- to mid-sized corporate employers.
- **FINANCIAL SERVICES** – accumulation and payout annuity products for both group and individual clients, 401(k) products for group clients, as well as life insurance products for individual clients.

Net income from GWL&A for 2002 was $490 million, compared with $267 million for 2001. After adjusting 2001 for goodwill amortization charges of $4 million and charges of $165 million related to Alta, net income in 2002 increased 13 per cent. In 2001, a non-recurring charge of $133 million after tax and operating losses of $32 million after tax, both associated with Alta, were included in GWL&A's Employee Benefits segment results.

The 2002 earnings result was due to favourable morbidity, increased interest margins and expense management, partially offset by a decrease in fee income.

GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs in 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements.

PREMIUMS AND DEPOSITS - GWL&A

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001		2002	2001	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Employee Benefits						
Group Life and Health	9,786	10,569	(7)	1,176	1,014	16
Financial Services						
Savings	2,312	1,926	20	779	1,025	(24)
Insurance	757	1,573	(52)	225	867	(74)
401[k]	2,206	2,838	(22)	993	1,169	(15)
	15,061	16,906	(11)	3,173	4,075	(22)

The 11 per cent decrease in premium income and deposits in 2002 comprised a decrease of $783 million in Employee Benefits premium income and deposits, and a decrease in Financial Services premium income and deposits of $1.1 billion.

EMPLOYEE BENEFITS The 2002 premiums and deposits for group life and health were $9.8 billion, a decrease of 7 per cent from 2001, due to lower membership levels.

Fee income decreased 6 per cent from $1.1 billion in 2001 to $1.0 billion in 2002. The decrease is primarily attributable to the 14.8 per cent decline in membership.

The total life and health block of business comprises 2.2 million members at December 31, 2002, down from 2.6 million members a year ago reflecting strong renewal rate action and the general decline in the economy.

FINANCIAL SERVICES Savings premiums and deposits totalled $2.3 billion in 2002, an increase of 20 per cent from 2001.

Individual life insurance revenue premiums and deposits decreased from $1.6 billion in 2001 to $757 million in 2002. In 2002, the insurance lines experienced a decrease in variable life insurance fund deposits attributable to lower interest rates and the lower U.S. equity markets.

The 401(k) new case sales decreased from 598 in 2001 to 493 in 2002 that, in conjunction with higher terminations, led to a net case decline for 2002. The total 401(k) block of business under administration is comprised of 6,012 employer groups and more than 477,000 individual participants, compared with 6,447 employer groups and more than 545,000 individual participants in 2001.

OUTLOOK

In 2003, Lifeco expects the Canadian economy to grow at a slower pace than in 2002, and the U.S. economy to continue to be sluggish. The company believes the diversification and high quality of the investment portfolios of its subsidiaries position them well in this investment environment.

Lifeco's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on emerging opportunities and to heighten competitiveness. The company believes these plans will continue to position its subsidiaries for long-term growth.

CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
CONDENSED STATEMENTS OF EARNINGS		
Premium income	11,187	10,477
Net investment income	3,638	3,713
Fee and other income	1,807	1,858
	16,632	16,048
Paid or credited to policyholders and beneficiaries	12,593	12,030
Special charges		204
Other expenses	2,613	2,761
	15,206	14,995
	1,426	1,053
Income taxes	430	397
Goodwill amortization		66
Non-controlling interests	34	44
Net income	962	546
PER SHARE DATA [IN DOLLARS]		
Earnings	2.53	1.39
Adjusted earnings before amortization of goodwill	2.53	2.21
CONDENSED BALANCE SHEETS		
Bonds	33,764	32,581
Mortgage and policyholder loans	14,027	14,582
Goodwill and intangible assets	1,687	1,604
Other assets	10,593	10,392
Total assets	60,071	59,159
Policy liabilities	48,296	47,599
Other liabilities	5,016	5,213
Non-controlling interests	2,051	1,950
Preferred shares	430	530
Common shareholders' equity	4,278	3,867
Total liabilities and shareholders' equity	60,071	59,159

READERS ARE REFERRED TO THE CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS OF INVESTORS GROUP FURTHER IN THIS ANNUAL REPORT.

At December 31, 2002, through its direct interest of 56.1 per cent and Great-West Life's interest of 3.5 per cent, Power Financial held an economic interest of 58.9 per cent in Investors Group Inc. (the company).

The company acquired Mackenzie effective April 20, 2001. The acquisition of Mackenzie provided the company with a leading position in the independent financial planner and full-service broker channels, a different sector of the market than that of Investors Group's pre-existing operations. Mackenzie operates with its own investment management, marketing and distribution, brands and corporate leadership. Consolidated operating results include the results of Mackenzie from the date of acquisition.

SUMMARY OF CONSOLIDATED OPERATING RESULTS

Net income available to common shareholders for the year ended December 31, 2002 was $491 million, compared with $388 million in 2001. Diluted earnings per share were $1.85, compared with $1.56 in 2001, an increase of 18.5 per cent.

The 2001 figure excludes both a restructuring charge of $56 million (after tax) and goodwill amortization related to the acquisition of Mackenzie. It includes goodwill amortization related to Investors Group's investment in Lifeco which, if excluded to reflect accounting standards now in effect, would have resulted in an increase in earnings per share in 2002 of 17 per cent. A change in the method of amortization of sales commissions introduced in April 2001 to reflect a more accurate estimate of their useful life, increased earnings by $20 million after tax in 2002. This method is also consistent with that used by Mackenzie and the industry generally.

Shareholders' equity was $2.95 billion as of December 31, 2002, up from $2.68 billion at December 31, 2001. Return on average common equity, excluding goodwill amortization and restructuring costs, was 19.2 per cent, compared with 19.6 per cent in 2001. The quarterly dividend per common share was increased to 22.5 cents in 2002 from 19 cents at the end of 2001.

On October 5, 2001, the operations of Maxxum Fund Management Inc. and Maxxum Financial Services Co. (together Maxxum) were integrated with Mackenzie. Maxxum results subsequent to the integration are reported with Mackenzie.

Discussion of operating results for Investors Group and Mackenzie is contained later in this report. Earnings before interest and taxes for Corporate and Other, which includes net investment income earned on unallocated investments, totalled $9 million in 2002, compared with $43 million in 2001. Decreases in net investment income were due to financing activities related to the acquisition of Mackenzie.

Other expenses include:

- in 2001, restructuring costs of $96 million before tax, which were charged to earnings in the second quarter and related to the acquisition of Mackenzie. These costs included severance and related expenses, decommissioning of systems, and restructuring certain businesses;
- interest expense of $80 million in 2002 and $73 million in 2001, which represents the cost of financing the Mackenzie acquisition; and
- income taxes, with effective rates of 38.3 per cent in 2002, compared with 42.3 per cent in 2001. The decline in the effective rate was due to reductions in statutory tax rates as well as other tax benefits.

CONSOLIDATED FINANCIAL POSITION

On-balance sheet assets totalled $5.99 billion at December 31, 2002, compared with $6.12 billion at December 31, 2001.

The company's holdings of securities were $156 million at December 31, 2002 – a decrease of $92 million or 37.1 per cent. Securities currently represent 2.6 per cent of total assets, as compared with 4.1 per cent at December 31, 2001. The market value of the portfolio at December 31, 2002 exceeded cost by $125 million, compared with $164 million at year-end 2001. The proceeds realized from securities sold during the year were used in part to repay the bridge financing related to the acquisition of Mackenzie. The company continually strives to ensure that its portfolio holdings are of the highest quality and seeks to manage the market and credit risks associated with a securities portfolio.

Loans, including mortgages and personal loans, decreased by 16.2 per cent or $106 million to $549 million at December 31, 2002 and represent 9.2 per cent of total assets, compared with 10.7 per cent at year-end 2001. This decrease comprised $45 million in mortgages and personal loans related primarily to Mackenzie's intermediary activities and a decrease of $61 million in residential loans related to Investors Group's mortgage banking operations.

At December 31, 2002, impaired loans totalled $2.2 million and represented 0.38 per cent of the total loan portfolio, compared with $3.4 million or 0.49 per cent at December 31, 2001. The allowance for credit losses exceeded impaired mortgages and loans by $19 million at December 31, 2002, compared with $18 million at December 31, 2001.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company's operating liquidity requirements involve financing operations, servicing its existing debt and equity, and maintaining liquidity in its regulated subsidiaries.

A key liquidity requirement is the funding of commissions paid on the sale of mutual funds. Commission expense was fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company continues to rely on its strong financial position to address the funding of commissions internally.

It also maintains sufficient liquidity to fund and temporarily hold mortgages. Through the company's mortgage banking operations, most of these mortgages are sold to third parties on a fully serviced basis.

The company maintains additional liquidity to meet regular interest and dividend obligations related to:

- long-term debt and preferred shares of $1.41 billion issued during the second quarter of 2001 to finance the Mackenzie acquisition;
- the $175 million in unsecured debentures issued in December 2002, the proceeds of which were used for general corporate purposes including repayment of bank indebtedness; and
- the interest related to other long-term debt.

During 2002, the company repaid $497 million of the bridge financing and $100 million of the Floating Bankers' Acceptances due May 30, 2006, which were related to the acquisition of Mackenzie.

Liquidity can also be provided through the company's ability to raise funds in both the domestic debt and equity markets, as evidenced by funds raised to finance its acquisition of Mackenzie in 2001 and by funds raised through the debentures issued in December 2002.

While shareholders' equity increased from $2.68 billion to $2.95 billion in 2002, long-term debt increased marginally from $1.36 billion to $1.39 billion during the same period. Of this amount, $1.23 billion represents long-term debt related to the acquisition of Mackenzie.

The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet. Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2002, both S&P and DBRS reviewed their ratings of the company's senior debt and liabilities, and rated them A with a stable outlook.

Management is confident that the company's current capital resources are adequate and can support its activities during 2003.

INVESTORS GROUP INC.

Year	Diluted EPS
02	1.85
01	1.56
00	1.35
99	1.12
98	0.89

0.75 1.00 1.25 1.50 1.75

DILUTED EARNINGS PER SHARE* [IN DOLLARS]

*Excluding goodwill amortization related to Mackenzie and restructuring costs

Investors Group Operations

REVIEW OF THE BUSINESS

Investors Group's core business is to provide a comprehensive array of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

CONSULTANTS Investors Group continues to distinguish itself from its competition by offering personal, long-term financial planning to clients. At the centre of this relationship is a national distribution network of highly skilled and professional consultants working from 107 Financial Planning Centres located coast-to-coast across Canada. At the end of 2002, Investors Group had 3,324 consultants, compared with 3,409 in 2001. The percentage of consultants with more than four years of experience – those who have successfully established their practice with Investors Group – continued to increase, climbing to 60.9 per cent from 59.2 per cent a year earlier.

In 2002, Investors Group continued to enhance existing programs so that consultants meet and exceed their client service commitment. These programs include policies and training on business standards, product and planning specialists providing advanced levels of support, technology enhancements and new products and services. Each is integrated to ensure that all clients receive a high level of personal service and have confidence in achieving their unique financial goals.

Investors Group combines a number of proven interview and testing techniques to identify high-quality people who demonstrate a blend of experience, education and aptitude that makes them well suited to a career in financial planning. This approach, coupled with increased recruitment focus and incentives, has resulted in strong second-half recruitment versus 2001. During the latter part of 2002, Investors Group enjoyed an escalation of individuals joining as new consultants, which has continued into the early part of 2003.

SALES RESULTS During 2002, sales of Investors Group mutual funds through its consultant network were $4.9 billion. This represented a 10.9 per cent decrease from the $5.5 billion level achieved in 2001 and compared with an overall industry decrease of 9.6 per cent. Excluding the sale of money market funds, Investors Group's mutual fund sales decreased 10.0 per cent, compared with a 1.5 per cent increase for the industry. Mutual fund redemptions totalled $5.0 billion in the year, an increase of 7.3 per cent from the $4.7 billion recorded in 2001.

Net redemptions of Investors Group mutual funds in 2002 were $109 million, compared with net sales of $837 million in 2001. Net redemptions, excluding money market funds, were $76 million in 2002, compared with net sales of $515 million in 2001.

During 2002, insurance sales, measured on the basis of annualized premiums, were a record $33 million, up 5.6 per cent from 2001. Investors Group Securities Inc., a subsidiary involved in securities operations, attracted $1.2 billion in new assets, unchanged from 2001 levels. Sales of mortgage products were $702 million, compared with $936 million in 2001.

REVIEW OF OPERATING RESULTS

Investors Group earns revenue primarily from management fees for advising and managing its mutual funds, fees charged to its mutual funds for administrative and trustee services, and distribution fees charged to account holders for the distribution of its mutual funds by Investors Group's consultants. Fee income is also earned from the distribution of insurance products and securities services. Additional revenue is derived from mortgage operations and investment certificate operations.

Investors Group's earnings from operations before interest and taxes were $680 million for the year ended December 31, 2002, compared with $590 million in 2001, as shown in the Condensed Supplementary Financial Statements.

REVENUE

FEE INCOME Fee income was earned from the management, administration and distribution of 140 Investors *Masterseries*™, partner and managed asset investment funds. Prior-year fee income was also generated on the 47 mutual funds offered by Maxxum until October 5, 2001, at which time the operations of Maxxum were transferred to Mackenzie. The distribution of insurance products and the provision of securities services provide additional fee income.

Total fee income declined by $62 million to $1,030 million, a decrease of 5.7 per cent from 2001 results. To provide a stable level of fee income, Investors Group must continue to maintain high levels of assets under management. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance. The decrease in sales of Investors Group's mutual funds was consistent with industry experience in 2002. Investors Group's redemption rate increased to 12.6 per cent in 2002 from 11.6 per cent in 2001, but continued to be among the lowest in the industry. Investment management services provided reasonable levels of returns throughout a period in which markets continued to be both weak and very volatile.

In 2002, management fee income decreased by $62 million or 7.3 per cent to $787 million. This decrease reflects the decline in average mutual fund assets in 2002 resulting from negative market action, the transfer of Maxxum operations to Mackenzie effective October 5, 2001, and net redemptions.

Administration fees totalled $149 million in 2002, unchanged from 2001, and include both administration fees and trustee fees charged to the mutual funds.

Distribution fee income was $94 million in 2002, compared with $93 million in 2001. Fee income on the distribution of insurance and brokerage products increased by 6.8 per cent in 2002. This increase was offset by reductions in redemption fee income resulting from the transfer of Maxxum to Mackenzie in 2001.

NET INVESTMENT INCOME AND OTHER Net investment income and other includes interest and dividends earned on cash and short-term investments, marketable securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of an affiliate's earnings, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense on deposit liabilities, certificates and debt, excluding interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $100 million, which was an increase of 30.9 per cent from $76 million in 2001. The increase is due principally to the increase in Investors Group's share of an affiliate's earnings.

EXPENSES

COMMISSION EXPENSE Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and, as a result, commission expense will fluctuate with the level of sales. Commission expense in 2002 decreased by $82 million, or 29.8 per cent, to $196 million compared with $278 million in 2001. The decrease in commission expense was related to:

- a change in accounting estimate, effective April 1, 2001, related to the amortization of selling commissions on the sale of Investors Group's mutual funds, which reduced expenses for 2002 by $20 million after tax;
- the transfer of Maxxum operations to Mackenzie in October 2001, which reduced commission and asset retention bonus expenses in 2002;
- lower average mutual fund assets under management, which resulted in lower asset retention bonus expense; and
- lower mutual fund sales in 2002.

NON-COMMISSION EXPENSES Non-commission expenses totalled $254 million in 2002, compared with $300 million in the prior year, representing a decrease of $46 million or 15.3 per cent. Excluding strategic initiative costs of $4 million in 2001, non-commission expenses declined by $42 million in 2002 or 14.1 per cent. Variable costs declined by 22.5 per cent to $60 million and fixed costs decreased by 11.1 per cent to $194 million.

Decreases in non-commission expenses were driven principally by the transfer of Maxxum operations to Mackenzie effective October 5, 2001 and the impact of synergies related to the transition work completed to date with Mackenzie. Management of discretionary expenses also contributed to the decrease in expenses in 2002.

Mackenzie Operations

REVIEW OF THE BUSINESS

Mackenzie is a multifaceted investment management and financial services organization, whose core business is the management of mutual funds on behalf of investors across Canada.

ASSET MANAGEMENT OPERATIONS At December 31, 2002, Mackenzie offered 149 mutual funds and 39 segregated funds held by over 1.5 million clients with assets under management of $30.9 billion. Despite overall weak economic conditions, the strong relative performance of Mackenzie's mutual funds has contributed to an increase in market share in 2002. In December 2002, Mackenzie again earned the top spot in Morningstar rankings for offering the most five-star funds of any fund company in Canada, a position Mackenzie held throughout 2002.

DEALER, TRUST AND ADMINISTRATION SERVICES The MRS Group of Companies (MRS Group) provides mutual and segregated fund dealers, financial advisers and their respective clients with a broad array of products and services to heighten their competitive advantage and scale in the financial services marketplace.

Multiple Retirement Services Inc. is the largest mutual fund carrying dealer in Canada; M.R.S. Securities Services Inc. is a boutique carrier for investment dealers, and a discount broker; while Winfund Software Corp. is the largest and fastest-growing provider of software to Canadian mutual fund dealers. Federally regulated M.R.S. Trust Company provides loan, deposit, and selected trustee and custodial services to complete the comprehensive MRS Group offering.

UNITED STATES OPERATIONS Following a strategic review initiated in 2001, Mackenzie completed the US$70 million sale in December 2002 of its U.S. subsidiary, Mackenzie Investment Management Inc., to Waddell & Reed Financial, Inc., a leading mutual fund company in the United States. Following the completion of this transaction, Mackenzie appointed Waddell & Reed to act as sub-adviser to a number of funds.

REVIEW OF OPERATING RESULTS

Mackenzie's earnings before interest and taxes for the year ended December 31, 2002 were $218 million, compared with $134 million in 2001. Results for the prior year represent Mackenzie's operations for the period subsequent to April 20, the date of acquisition.

INCOME Operating income totalled $801 million in 2002. Mackenzie's main source of revenue is generated by providing investment management and administration services to public mutual funds in Canada. Mackenzie also earns revenues from redemption fees and the administration of self-directed savings plans offered by MRS Group. Through M.R.S. Trust Company, Mackenzie earns net investment income from intermediary operations.

EXPENSES Commission expense, which represents the amortization of deferred selling commissions and trailer fees paid to dealers, totalled $302 million in 2002.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses totalled $281 million in 2002.

OUTLOOK

THE FINANCIAL SERVICES ENVIRONMENT During the past decade, the financial services industry has experienced considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public; and
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company must compete with other mutual fund companies and, increasingly, with other financial services organizations including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2002 reflected continued consolidation within the industry.

Within the various mutual fund distribution channels, competition is strong. Management views this as a healthy environment that allows investors to receive high-quality investment management services for reasonable fees.

The company has enhanced its competitive position in the mutual fund and financial services industries through:

- the acquisition of Mackenzie, which will be a key factor in the company's future success. The acquisition has given the company access to additional distribution channels. As a direct result of the acquisition, the company has begun to realize numerous operating efficiencies and product enhancements;
- the offering of a broader range of financial products and increasing the diversification of the company's core products to strengthen existing client relationships and attract new clients; and
- the company's definitive agreement with National Bank of Canada through which banking products and services will be offered in 2003, which is further evidence of the company's ability to expand its product shelf in new and unique ways that serve existing clients and attract new ones.

This strategy will enhance the extent and quality of the company's client relationships, protecting its client base and expanding its market share.

MARKET INFLUENCES Declines and volatility in domestic and international equity markets and changes in interest rates may affect the future outlook for the company. Financial markets were both weak and highly volatile throughout 2002. Declines in the value of equity markets and changes in interest rates could have a significant impact on the level and mix of mutual fund sales and could also result in increased redemptions of mutual funds.

REDEMPTION RATES The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 10.9 per cent at December 31, 2002, among the lowest in the industry. The corresponding redemption rate for the industry as a whole, excluding the company's mutual funds, was 15.1 per cent.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of a long-term investment strategy and the benefits of an appropriate level of portfolio diversification. In periods of declining markets and market volatility, they can also be effective in encouraging clients to assume a long-term investment outlook and continue to invest.

Investors Group and Mackenzie provide consultants and independent financial advisers, respectively, with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships, and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

Investors Group Inc.

SUMMARIZED FINANCIAL INFORMATION

[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2002	2001	% CHANGE
Net income available to common shareholders [1]	491	388	26.7
Goodwill amortization [2]		5	
Adjusted net income	491	393	25.1
Diluted earnings per share [1]	1.85	1.56	18.5
Goodwill amortization [2]		0.02	
Adjusted diluted earnings per share	1.85	1.58	17.0
Dividends per share	0.86	0.73	17.8
Book value per share	9.82	8.81	11.5
Return on equity	19.2%	19.6%	
Mutual funds			
Investors Group			
Sales	4,916	6,027	(18.4)
Net sales	(109)	1,031	(110.5)
Assets under management	37,588	41,644	(9.7)
Mackenzie Financial Corporation [3]			
Sales	5,998	3,454	N/M
Net sales	288	24	N/M
Assets under management	30,860	33,400	(7.6)
Combined mutual fund assets under management	68,448	75,044	(8.8)
Corporate assets	5,987	6,122	(2.2)
Insurance in force [face amount]	27,546	24,374	13.0
Securities operations assets under administration	4,938	4,104	20.3
Mortgages serviced	6,938	7,659	(9.4)
Deposits and certificates	709	671	5.6

[1] Net income and earnings per share for the year ended December 31, 2001 exclude a restructuring charge of $95.6 million [$56.0 million after tax] taken in the second quarter and goodwill amortization related to the acquisition of Mackenzie.

[2] Represents goodwill amortization related to the company's investment in affiliate to reflect accounting standards now in effect. [See Note 1 of the consolidated financial statements].

[3] Canadian operations only. 2001 results from date of acquisition or as of December 31.

Note: Certain comparative figures in this report have been restated to conform with current year presentation.

CONDENSED SUPPLEMENTARY FINANCIAL STATEMENTS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001	2002	2001	2002	2001	2002	2001
CONDENSED STATEMENTS OF EARNINGS	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
Fee income	1,030	1,092	783	535			1,813	1,627
Net investment income and other	100	76	18	15	9	43	127	134
	1,130	1,168	801	550	9	43	1,940	1,761
Operating expenses								
Commissions	196	278	302	213			498	491
Non-commission	254	300	281	203			535	503
	450	578	583	416			1,033	994
Earnings before interest and taxes	680	590	218	134	9	43	907	767
Interest expense							80	73
Restructuring costs								96
Income before income taxes, non-controlling interest, goodwill amortization and discontinued operations							827	598
Income taxes							317	253
Non-controlling interest							510	345
Income before goodwill amortization and discontinued operations							510	345
Goodwill amortization, net of tax								72
Income before discontinued operations							510	273
Discontinued operations							2	
Net income							512	273
Preferred dividends							21	13
Net income available to common shareholders								
Including goodwill amortization and restructuring costs							491	260
Excluding Mackenzie goodwill amortization and restructuring costs							491	388
Excluding goodwill amortization and restructuring costs							491	393

CONDENSED BALANCE SHEETS	2002	2001
Cash and short-term investments	771	854
Securities	156	248
Loans	549	655
Investment in affiliate	321	298
Deferred selling commissions	727	657
Other assets	337	389
Goodwill and intangible assets	3,126	3,021
Total assets	5,987	6,122
Deposits and certificates	709	671
Bankers' acceptances		497
Other liabilities	942	914
Long-term debt	1,386	1,362
	3,037	3,444
Shareholders' equity	2,950	2,678
Total liabilities and shareholders' equity	5,987	6,122

HIGHLIGHTS OF RESULTS Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2002, held the same level of ownership in Pargesa Holding S.A., the parent company of the Pargesa group, as last year, namely 61.4 per cent of the voting rights and 54.6 per cent of the participating common shares. Pargesa has its head office in Geneva, Switzerland and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty minerals sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2002 was $1.6 billion, compared with $1.4 billion in 2001. This increase represents Power Financial's share of the net earnings of Parjointco, foreign currency translation adjustments and other items, less dividends received. An organization chart and a more detailed description of the group's principal holdings are presented earlier in this Annual Report in the section entitled "The Pargesa group".

As of December 31, 2002, Pargesa held a 48.1 per cent interest (similar to last year) in the capital of the Belgian holding company Groupe Bruxelles Lambert (GBL), or 50.2 per cent of the voting rights. The shares of GBL, which is based in Brussels, Belgium, are listed on the Euronext Brussels stock exchange. At December 31, 2002, Pargesa and GBL jointly held a 54.3 per cent interest (53.9 per cent in 2001) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa directly held 100 per cent of the capital of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media), TotalFinaElf (energy) and Suez (energy, water and waste services). As of December 31, 2002, GBL's interests in the capital of these companies were respectively 25.1, 3.4 and 7.2 per cent.

PARGESA GROUP - FINANCIAL INFORMATION

AS AT DECEMBER 31, 2002 [IN MILLIONS OF DOLLARS][1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT S.A.
Cash and temporary investments	6	815[2]
Long-term debt	337[3]	580[4]
Shareholders' equity	5,586	10,930
Market capitalization	4,849	8,934

[1] Foreign currencies have been converted into Canadian dollars at year-end rate.
[2] Net of convertible and exchangeable bonds due in 2003 for an amount of $734 million.
[3] Drawdowns from bank credit facilities maturing in 2004 and 2005.
[4] Including exchangeable bonds for an amount of $332 million.

Over the last few years, Pargesa has taken various steps to:

- focus its investments on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control or in which it has a substantial amount invested. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control;
- further streamline the corporate structure of the group while strengthening its financial position.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

Today, the group owns, through a simple holding structure, four investments representing more than 95 per cent of Pargesa's adjusted net asset value, as shown in the table below.

BREAKDOWN OF ADJUSTED NET ASSET VALUE OF PARGESA [FLOW-THROUGH BASIS]

AS OF THE END OF MARCH 2003 [IN MILLIONS OF DOLLARS]		
	NET ASSETS [PARGESA'S SHARE]	%
TotalFinaElf [3.4 per cent]	2,165	40
Bertelsmann [25.1 per cent] [1]	1,264	23
Imerys [54.4 per cent]	1,098	20
Suez [7.2 per cent]	660	12
Orior [100 per cent] [2]	201	4
Other investments	103	2
Net cash and short-term assets net of long-term debt [3]	(34)	(1)
	5,457	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars using an exchange rate of 1.0646.

[1] Second shareholder after the Mohn family and Bertelsmann Foundation. The value of the investment in the private company Bertelsmann is equivalent to Pargesa's economic interest in Bertelsmann's shareholders equity as of December 31, 2002.

[2] The investment in Orior is valued using its shareholders' equity at December 31, 2002.

[3] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

At the end of March 2003, the adjusted net asset value was $5,457 million, corresponding to a value per Pargesa share of SF3,057. Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

CONSOLIDATED INCOME AND CASH EARNINGS

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Accordingly, TotalFinaElf and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, today are accounted for at cost and only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this approach, share of operating earnings of the holdings subject to equity accounting is replaced by the dividends received from those companies. Based on this analysis, cash earnings per share increased from SF104 in 2001 to SF130 in 2002. Pargesa's Board of Directors will therefore propose raising the dividend from SF80 to SF86 at the Annual General Meeting of Shareholders in May 2003.

PARGESA HOLDING S.A. - CONTRIBUTION TO OPERATING CASH EARNINGS [1]

[IN MILLIONS OF SWISS FRANCS]	2002	2001
	FLOW-THROUGH CASH EARNINGS	
Imerys	34.4	34.7
Bertelsmann [from July 2001]	99.0	–
RTL Group [until June 2001]	–	28.9
TotalFinaElf	65.4	58.4
Suez	37.7	36.4
Cash earnings from major holdings	236.5	158.4
Contribution from other participations	6.3	7.9
Operating results of holdings	(23.4)	8.5
Pargesa flow-through cash earnings	219.4	174.8
Cash earnings per share [in SF]	130	104
Pargesa dividend [2]	86	80

[1] See definition above.

[2] Subject to approval by shareholders at the May 2003 Annual General Meeting.

CONSOLIDATED EARNINGS

Pargesa saw its operating earnings grow from SF139 million in 2001 to SF176 million in 2002, due specifically to the contribution of Imerys and Bertelsmann. Imerys posted an increase in net operating income, expressed in Euro, of 15 per cent. Bertelsmann's operating results also improved, partly due to previously implemented cost-reduction programs. Pargesa's results were also positively affected by its share of the preferred dividend from Bertelsmann, negotiated when the RTL shares were exchanged for the interest in Bertelsmann, as well as by higher dividends received from TotalFinaElf and Suez, which offset the decrease in corporate results from group holding companies.

In 2002, Pargesa recorded a non-operating charge of SF301 million, compared with the prior year's SF291 million non-operating income, which was recorded primarily on the exchange of GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann. The non-operating charge in 2002 consisted primarily of Pargesa's share of the adjustment in the carrying value recorded by Bertelsmann on its interest in Zomba.

PARGESA HOLDING S.A.

DECEMBER 31 [IN MILLIONS], AS REPORTED BY PARGESA	2002		2001	
	SF	$[1]	SF	$[1]
Operating earnings	176	178	139	128
Goodwill amortization [2]	(8)	(9)	(25)	(23)
Non-operating earnings [3]	(301)	(304)	291	268
Net earnings	(133)	(135)	405	373

[1] Average Swiss franc to Canadian dollar: 1.0112 in 2002 and 0.9184 in 2001.

[2] Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

[3] Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

BERTELSMANN was affected by the economic slowdown in 2002 – in particular, the shrinking advertising markets on which the television segment (RTL Group) and newspaper and magazine publishing segment (Gruner + Jahr) directly depend – and declining sales in the music industry (BMG), which has been especially hard hit by increasing product piracy – and the weaker dollar. During this period, Bertelsmann posted operatings earnings before interests, income taxes, amortization and non-recurring items (EBITA) of €936 million ($1,388 million), up appreciably over 2001. In spite of the sluggish climate, all the divisions fared better in 2002, primarily as a result of the restructuring and cost reduction programs introduced in 2002 and 2001. In addition, the losses related to Internet operations were significantly reduced, from €808 million ($1,120 million) to €138 million ($205 million), with the financial results of internet services now allocated directly to the group's operating units where they must justify their contribution to the unit's profitability. Having changed both its accounting principles from the German Commercial Code to International Accounting Standards (IAS) and its reported year-end (from July to December), Bertelsmann reported its first IAS financial statements for the 2002 calendar year. Net earnings amounted to €928 million ($1,376 million), against an IAS pro forma figure for 2001 of €1,235 million ($1,712 million). These figures include non-recurring gains of €2.9 billion ($4.3 billion) and €5.5 billion ($7.6 billion) respectively in 2002 and 2001, recorded primarily on the disposal of AOL securities. GBL has not recorded most of these gains in its income because the AOL shares were valued at their fair value when GBL acquired its interest in Bertelsmann.

Gruner+Jahr, Europe's biggest magazine publisher, suffered from lower advertisement levels in the U.S. and in Germany, partially offset by tight control of operating costs. Operating EBITA stood at €226 million ($335 million) against €198 million ($274 million) in 2001.

BertelsmannSpringer, the specialty magazine group, was put up for sale at the end of 2002. It has recorded an operating EBITA of €71 million ($105 million) in 2002, compared with €59 million ($81 million) in 2001.

As a result of the February 2002 purchase of RTL shares from the Pearson group, Bertelsmann now controls over 90 per cent of RTL Group, which is becoming one of Bertelsmann's most significant assets. In 2002, despite a shrinking advertising market, RTL Group's television channels were able to maintain or extend their audience shares and recorded an operating EBITA of €465 million ($690 million) as compared with €385 million ($534 million) in 2001. During the year, Bertelsmann's publishing houses recorded an operating EBITA of €168 million ($249 million) against €33 million ($45 million) in 2001. Book sales were up again after two years of slow growth as recovery in the English-speaking regions offset the recession in the German-speaking book market. On the music side, the management and operations of BMG were reorganized and its strategic activities more clearly defined. The music group operating EBITA reached €125 million ($185 million) against a loss of €79 million ($110 million) in 2001. Arvato, the media service provider and printing business, achieved an operating EBITA of €217 million ($322 million), an increase over EBITA of €167 million ($232 million) in 2001. In the Book and Music Clubs segment, the group is going through a strategic realignment including portfolio restructuring. The 2002 operating EBITA has improved by €310 million ($460 million) to reach a loss of €150 million ($222 million).

TOTALFINAELF performed relatively well in 2002. The company cushioned the impact of a generally less favourable economic environment on its results by achieving a record 10 per cent increase in oil production and through the implementation of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf in 2000.

Net operating income excluding non-recurring items was down by 17 per cent over 2001 to €6.3 billion ($9.4 billion). The decrease in earnings per share excluding non-recurring items was limited to 13 per cent in 2002 as a consequence of a substantial share buy-back program. When expressed in dollars for purposes of comparison with peers, net income per share excluding non-recurring items declined only 8 per cent, while the group's major competitors reported decreases ranging from 22 per cent to 34 per cent. Net income for the year including non-recurring items amounted to €5.9 billion ($8.7 billion).

SUEZ posted revenues of €46.1 billion ($68.4 billion). Excluding energy trading, revenues totalled €40.2 billion ($59.6 billion), up by 4.5 per cent over 2001 due to organic growth of 5.7 per cent, partially offset by exchange rate fluctuations and natural gas price variation. Revenues in Europe and North America grew by 8 per cent and accounted for 89 per cent of the total. Gross operating income (or EBITDA) stood at €7.3 billion ($10.8 billion), reflecting organic growth of 3.3 per cent but reflecting an overall decline of 4.1 per cent after foreign exchange fluctuations and changes in group structure. EBITDA from energy operations amounted to €4.1 billion ($6.1 billion), up 1.4 per cent. This increase was essentially driven by business outside Belgium, which grew by 21.6 per cent, offseting the reduced contribution from Electrabel's Belgian operations, which were affected by lower electricity billing rates resulting from deregulation of the European market. EBITDA for Suez's environmental sector totalled €2.9 billion ($4.3 billion), an increase of 2.8 per cent, reflecting the resilience of the group's water and waste service operations in the face of less favourable economic conditions.

The group also recorded a net non-recurring charge of €1.7 billion ($2.5 billion) in 2002 to cover its exposure in Argentina, which is currently facing a major economic crisis, as well as restructuring costs, impairment charges and write-downs on various assets, partially offset by capital gains from disposition of assets. Suez posted a net loss of €863 million ($1,280 million), against net income of €2.1 billion ($2.9 billion) in 2001.

IMERYS held its ground despite a persistently difficult environment. With revenues of €2.9 billion ($4.3 billion), unchanged from 2001, the group posted appreciable gains in net income and a substantial increase in cash flows and strengthened its financial structure. Net income from recurring operations, after taxes, reached €197 million ($292 million), an increase of 15 per cent over 2001. In Pigments for Paper, global demand for printing and writing paper, after falling off appreciably in 2001, showed a modest recovery in 2002. Activity in the Specialty Minerals segment remained sluggish due to a pronounced decline in the European tableware and floor tile markets and the impact of major economic problems in Latin America. Other markets, however, were stronger. For the Building Materials segment, construction remained at a solid level in 2002, while in Refractories & Abrasives, the principal end markets continued to perform poorly. Net income of Imerys was €144 million ($212 million), against €79 million ($111 million) the preceding year.

LOOKING TO THE FUTURE The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.

BREAKDOWN OF NET EARNINGS OF PARGESA [FLOW-THROUGH BASIS]

AS OF AND FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS[1]]	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS	
			2002	2001
	%	%		
Contribution from principal holdings				
Equity accounted				
Imerys [industrial]	54.3	40.5	102	77
Bertelsmann [media] – from July 2001	25.1	12.1	(14)	(67)
RTL Group [media] – until June 2001				9
Non-consolidated				
TotalFinaElf [energy]	3.4	1.6	66	54
Suez [energy, water, waste services]	7.2	3.5	38	33
			192	106
Other holdings			8	11
Operating earnings from holding companies			(22)	11
Operating earnings before goodwill amortization			178	128
Goodwill amortization [2]			(9)	(23)
Non-operating earnings			(304)	268
Net earnings in Swiss francs			(135)	373

[1] Average Swiss franc to Canadian dollar: 1.0112 in 2002 and 0.9184 in 2001.

[2] Goodwill amortization refers to the goodwill amortization recorded by holding companies on their investments.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
ASSETS		
Cash and cash equivalents	2,437	2,120
Investments [Note 2]		
Shares	1,507	1,500
Bonds	33,766	32,585
Mortgages and other loans	8,399	9,024
Loans to policyholders	6,177	6,213
Real estate	1,270	1,276
	51,119	50,598
Investment in affiliate, at equity [Note 3]	1,558	1,406
Goodwill and intangible assets [Note 4]	5,077	4,796
Future income taxes [Note 14]	364	483
Other assets [Note 5]	7,764	7,666
	68,319	67,069
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 6]	44,508	43,909
Other	3,788	3,690
Deposits and certificates	709	671
Long-term debt [Note 7]	2,313	2,437
Future income taxes [Note 14]	511	269
Other liabilities [Note 8]	5,014	5,791
	56,843	56,767
Non-controlling interests [Note 9]	4,621	4,474
SHAREHOLDERS' EQUITY		
Stated capital [Note 10]		
Preferred shares	1,050	750
Common shares	548	547
Retained earnings	4,758	4,202
Foreign currency translation adjustments	499	329
	6,855	5,828
	68,319	67,069

Approved by the Board of Directors



Director



Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2002	2001
REVENUES		
Premium income	11,187	10,477
Net investment income	3,813	3,916
Fee income	3,620	3,485
	18,620	17,878
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,593	12,030
Commissions and operating expenses	3,668	3,788
Special charges [Note 20]		204
Interest expense [Note 7]	156	144
	16,417	16,166
	2,203	1,712
Share of earnings of affiliate [Note 3]	80	33
Other income, net [Note 13]	(85)	207
Earnings before income taxes, amortization of goodwill and non-controlling interests	2,198	1,952
Income taxes [Note 14]	749	641
Amortization of goodwill	–	148
Non-controlling interests [Note 9]	461	284
Net earnings	988	879
Earnings per common share [Note 15]		
Basic	2.72	2.44
Diluted	2.68	2.41
Earnings before amortization of goodwill per common share		
Basic	2.72	2.75
Diluted	2.68	2.72

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
Retained earnings, beginning of year	4,202	3,663
Add		
Net earnings	988	879
Deduct		
Dividends		
Preferred shares	45	32
Common shares	361	305
Premium on repurchase of common shares [Note 1]	–	15
Other	26	(12)
	432	340
Retained earnings, end of year	4,758	4,202

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
OPERATING ACTIVITIES		
Net earnings	988	879
Non-cash charges [credits]		
Increase in policy liabilities	954	1,357
Increase in funds withheld by ceding insurers	(309)	(922)
Amortization and depreciation	109	233
Future income taxes	87	(68)
Non-controlling interests	461	284
Other	(502)	(336)
Change in non-cash working capital items	(36)	892
Cash from operating activities	1,752	2,319
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(200)	(150)
Preferred shares	(42)	(31)
Common shares	(347)	(292)
	(589)	(473)
Issue of common shares	1	1
Issue of preferred shares	300	200
Issue of common shares by subsidiaries	28	22
Repurchase of common shares		(15)
Repurchase of common shares by subsidiaries	(169)	(178)
Issue of Great-West Life Capital Trust securities	350	–
Issue of preferred shares by a subsidiary		360
Repurchase of preferred shares by subsidiaries	(350)	(221)
Net proceeds from bankers' acceptances	(497)	497
Issue of long-term debt	175	1,350
Repayment of long-term debt	(191)	(2)
Other	6	(44)
	(936)	1,497
INVESTMENT ACTIVITIES		
Bond sales and maturities	21,498	17,843
Mortgage loan repayments	1,695	2,110
Sale of shares	499	735
Proceeds from securitizations	217	703
Change in loans to policyholders	(4)	(630)
Change in repurchase agreements	108	400
Investment in subsidiaries	–	(2,602)
Investment in bonds	(22,672)	(19,225)
Investment in mortgage loans	(1,270)	(2,349)
Investment in shares	(654)	(455)
Other	84	(57)
	(499)	(3,527)
Increase in cash and cash equivalents	317	289
Cash and cash equivalents, beginning of year	2,120	1,831
Cash and cash equivalents, end of year	2,437	2,120

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	658	589
Interest paid	147	132

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate.

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using Management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: (a) Great-West Lifeco Inc. ("Lifeco") (direct interest of 78.5%, 2001 – 77.8%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company ("GWL&A") and 100% of the common shares of The Great-West Life Assurance Company ("Great-West"), which in turn holds 100% of the common shares of London Insurance Group Inc. ("LIG") which itself holds 100% of London Life Insurance Company and (b) Investors Group Inc. ("Investors Group") (direct interest of 56.1%, 2001 – 56.2%), which holds 100% of the common shares of Mackenzie Financial Corporation ("Mackenzie"). Investors Group also holds 4.4% of the common shares of Lifeco and Great-West holds 3.5% of Investors Group. The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

REVENUE RECOGNITION Premium income is recognized as follows: Life insurance premiums are recognized when due, annuity premiums with life contingencies are recognized when received, accident and health premiums are earned on a monthly pro rata basis and revenues for annuity and other contracts without significant life contingencies are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized on an accrual basis.

CASH AND CASH EQUIVALENTS For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS Investments, other than those held by Lifeco, are accounted for as follows: Investments in shares are carried at cost; where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows: Investments in shares are carried at cost plus a moving average market value adjustment of $28 million (2001 – $31 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $82 million (2001 – $65 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Effective July 1, 2002, the Corporation has implemented revised Office of the Superintendent of Financial Institutions Canada rates used to calculate the moving average market value adjustment for shares and real estate. The rate used to adjust shares towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and did not have a material effect on the financial statements of the Corporation.

Net investment income includes the amortization of net deferred realized gains on portfolio investments sold and net unrealized gains on shares and real estate investments of $220 million (2001 – $217 million).

SECURITIZATIONS The Corporation periodically securitizes mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. The Corporation retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Corporation also securitizes NHA-insured mortgages through the issuance of mortgage-backed securities. Effective July 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12 (AcG 12) – Transfers of Receivables, for transfers of loans occurring on or after July 1, 2001.

Under AcG 12, transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of the Corporation's retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Corporation estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. A servicing liability is also recognized and amortized over the servicing period as servicing fees.

Transfers of loans occurring, or committed to, prior to July 1, 2001, are accounted for as sales when the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration derived from the sale. Gains on these transactions are deferred and recognized over the term of the structure as and when realized. To the extent there is recourse to the Corporation on the transaction, any gain is deferred until the cash is collected and there is no further recourse. Fees earned by the Corporation to service the securitized loans are recognized as services are provided.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of earnings. The retained interests in the securitized loans are recorded in other assets and the servicing liability is recorded in other liabilities on the consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED SELLING COMMISSIONS Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group has changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. The change in accounting estimate was applied prospectively and resulted in a decrease of $32 million in commissions expense in 2002 ($62 million in 2001). Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS Effective January 1, 2002, the Corporation adopted the recommendations of the *CICA Handbook* Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually in addition to a transitional impairment test upon adoption.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the year ended December 31, 2002.

Goodwill amortization amounted to $148 million in 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

STOCK-BASED COMPENSATION PLANS Effective January 1, 2002, the Corporation adopted the recommendations of *CICA Handbook* Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees, as well as direct award of stock and stock appreciation rights to employees, must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro forma net income and pro forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Although the Corporation did not grant stock options during the year, stock options were granted by subsidiaries. Had the fair value-based accounting method been applied to stock options granted in the year, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

REPURCHASE AGREEMENTS Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments are utilized by the Corporation in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to utilize derivative financial instruments for speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to assets under management. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is immediately recognized in income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of interest payments without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used in conjunction with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate bonds as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the original hedged item.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge the translation of its United States operations and certain foreign denominated investments into Canadian dollars. The realized gains and losses on these contracts are recognized in net investment income as the contracts are settled. Realized gains, net of tax, derived from derivative contracts held for other purposes, associated with the management of the volatility of the foreign currency translation of the United States revenues into Canadian dollars were $13 million ($18 million in 2001).

Equity index swaps are used to hedge certain product liabilities. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income.

The Corporation also enters into equity index swaps to offset changes that affect fee income earned on its mutual fund assets under management. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its equity swap agreements as hedges of the anticipated revenue stream. Management fee income is adjusted to include the payments made or received under the interest rate swaps.

The Corporation also manages its exposure to market risk on its securities by entering into forward sale contracts as well as simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the specified securities. Any unrealized gains and losses on the forward sales and collars are accounted for on a basis consistent with the related securities.

The Corporation acts as a counterparty to forward contracts used in trading activities. As of December 31, 2002, the Corporation had equity-linked forward contracts outstanding with a notional amount of $1,618 million (2001 – nil), expiring January 9, 2003. Unrealized gains and losses on these contracts have been reported on a net basis in the Corporation's consolidated financial statements since the Corporation has both the legal right and intent to settle these amounts simultaneously with the related on-balance sheet asset or liability. The credit risk exposure arising from these forward contracts is eliminated by the ability of the Corporation to settle on a net basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

FOREIGN CURRENCY TRANSLATION All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto, which are deferred in the shareholders' equity section of the balance sheet.

On January 1, 2002, the Corporation adopted the recommendations of CICA Handbook Section 1650 – Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the funding excess or deficiency of the plan, and the amortization of experience gains or losses over the expected average remaining service life of employees. Plan assets are valued at market value for purposes of calculating the expected long-term rate of return.

The Corporation also has an unfunded supplementary pension plan for certain executives. Pension expense related to current services are charged to income in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants.

FUTURE ACCOUNTING CHANGES - DISCLOSURE OF GUARANTEES In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 14, Disclosure of Guarantees. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. This guideline will come into effect during the Corporation's first quarter of 2003.

COMPARATIVE FIGURES Certain of the 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. INVESTMENTS

[IN MILLIONS OF DOLLARS]	CARRYING VALUE			
	HELD BY LIFECO	HELD BY THE CORPORATION AND OTHER SUBSIDIARIES	TOTAL	ESTIMATED MARKET VALUE
2002				
Shares	1,348	159	1,507	1,608
Bonds	33,764	2	33,766	35,335
Mortgages and other loans	7,850	549	8,399	8,903
Loans to policyholders	6,177	–	6,177	6,177
Real estate	1,267	3	1,270	1,484
	50,406	713	51,119	53,507
2001				
Shares	1,148	352	1,500	1,713
Bonds	32,581	4	32,585	33,296
Mortgages and other loans	8,369	655	9,024	9,456
Loans to policyholders	6,213	–	6,213	6,213
Real estate	1,272	4	1,276	1,515
	49,583	1,015	50,598	52,193

TERM TO MATURITY AND INTEREST RANGE OF BONDS AND MORTGAGE LOANS
[BEFORE ALLOWANCE FOR CREDIT LOSSES]

[IN MILLIONS OF DOLLARS]	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
2002					
Bonds	3,663	8,818	21,358	33,839	1.2–14.5%
Mortgage loans	399	4,735	3,380	8,514	3.7–14.0%
2001					
Bonds	2,456	7,231	22,931	32,618	0.6–14.5%
Mortgage loans	1,955	3,722	3,481	9,158	3.7–14.0%

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

[IN MILLIONS OF DOLLARS]	2002	2001
Balance, beginning of year	167	155
Increase in provisions for credit losses	35	5
Recoveries	12	3
Write-offs	(25)	(16)
Other	(1)	20
Balance, end of year	188	167

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $183 million (2001 – $236 million).

2. INVESTMENTS [CONTINUED]

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $25 million (2001 – $27 million).

Included in investments are the following:

IMPAIRED LOANS

[IN MILLIONS OF DOLLARS]	2002	2001
Mortgage loans	13	21
Foreclosed real estate	3	17
Bonds	125	152
	141	190

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

SECURITIZATIONS During the year the Corporation securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

[IN MILLIONS OF DOLLARS]	2002		2001	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Residential mortgages	131	2	632	–
NHA insured mortgages	58	–	75	1
Personal investment loans	32	2	10	–

The Corporation's retained interest in the securitized loans is subordinated to the interests of the related commercial paper conduits and mortgage-backed securities holders (the "Purchasers"). The Purchasers do not have recourse to the Corporation's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interest related to the residential mortgages include a discount rate of 5.3%, excess spread of 1.2% and a prepayment rate of 15%. At December 31, 2002, the current fair value of retained interests was $15 million. The sensitivity to immediate 10% and 20% adverse changes to key assumptions was considered to be immaterial.

Proceeds from securitization transactions were $217 million ($703 million in 2001).

3. INVESTMENT IN AFFILIATE AT EQUITY

[IN MILLIONS OF DOLLARS]	2002	2001
	PARJOINTCO N.V. [1]	
Carrying value, beginning of year	1,406	1,296
Share of operating earnings	80	33
Share of Pargesa's non-operating earnings	(87)	72
Foreign currency translation adjustments	210	19
Amortization of goodwill		(3)
Dividends	(36)	(31)
Other, net	(15)	20
Carrying value, end of year	1,558	1,406
Share of equity, end of year	1,540	1,391

[1] Parjointco N.V., 50% held by the Corporation, held a voting interest of 61.4% [2001 - 61.4%] and an equity interest of 54.6% [2001 - 54.6%] in Pargesa Holding S.A.

4. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	4,796		4,796
Reclassification between goodwill and intangible assets	(1,389)	1,389	–
Reclassification between goodwill and future taxes	216		216
Goodwill disposed of during the year	(28)		(28)
Other	93		93
Balance, end of year	3,688	1,389	5,077

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are indefinite life intangible assets and are not subject to amortization.

5. OTHER ASSETS

[IN MILLIONS OF DOLLARS]	2002	2001
Funds withheld by ceding insurers	4,786	4,477
Dividends, interest and other receivables	1,022	1,186
Premiums in course of collection	305	410
Deferred selling commissions	727	657
Fixed assets, net of accumulated depreciation	304	318
Accrued pension asset [Note 12]	173	157
Other	447	461
	7,764	7,666

6. ACTUARIAL LIABILITIES

A] NATURE OF ACTUARIAL LIABILITIES Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Corporation's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

B] INTEREST RATE RISK Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

C] CREDIT RISK Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards. For Lifeco, projected investment returns are reduced to provide for future credit losses on currently held assets.

6. ACTUARIAL LIABILITIES [CONTINUED]

D] REINSURANCE RISK Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $1,379 million (2001 – $1,316 million).

E] FOREIGN EXCHANGE RISK If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

F] LIQUIDITY RISK Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Over 55% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

G] SENSITIVITY OF ACTUARIAL ASSUMPTIONS The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $68 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $75 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

7. LONG-TERM DEBT

[IN MILLIONS OF DOLLARS]	2002	2001
POWER FINANCIAL CORPORATION		
Exchangeable debentures, due April 30, 2014 [i]		105
7.65% debentures, due January 5, 2006 [ii]	150	150
INVESTORS GROUP INC.		
5.52% preferred A Units, due December 31, 2002		47
Floating Bankers' Acceptance, due May 30, 2006	450	550
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	
GREAT-WEST LIFECO INC.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	122	156
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured [US $175 M]	276	279
6.74% debentures due November 24, 2031, unsecured	200	200
6.75% debentures due August 10, 2015, unsecured	200	200
Other notes payable at interest rates from 8.0% to 9.0%	15	25
	2,313	2,437

[i] During the year, these debentures were redeemed by the delivery of 5,465,742 common shares of BCE Inc. and 8,583,325 common shares of Nortel. The aggregate carrying value of these shares was $103 million.

[ii] These debentures were effectively converted into a Swiss franc-denominated debt (SF127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year, cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

Interest expense on long-term debt amounted to $146 million (2001 – $121 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $59 million in 2003; $27 million in 2004; $17 million in 2005; $602 million in 2006 and $2 million in 2007.

8. OTHER LIABILITIES

[IN MILLIONS OF DOLLARS]	2002	2001
Accounts payable and accrued liabilities	2,263	2,527
Net deferred gains on portfolio investments sold [a]	958	1,049
Income taxes payable	518	576
Bankers' acceptances	–	497
Commercial paper and other loans	199	215
Pension and other post-retirement benefits [Note 12]	413	392
Repurchase agreements	511	400
Dividends and interest payable	152	135
	5,014	5,791

[a] The balance of net deferred gains on portfolio investments sold comprise the following:

[IN MILLIONS OF DOLLARS]	2002	2001
Shares	361	459
Bonds	539	530
Mortgage loans	34	42
Real estate	24	18
	958	1,049

9. NON-CONTROLLING INTERESTS

[IN MILLIONS OF DOLLARS]	2002	2001
Non-controlling interests include:		
Participating policyholders	1,491	1,481
Preferred shareholders of subsidiaries	999	1,349
Trust units issued by Great-West Life Capital Trust	350	
Common shareholders of subsidiaries	1,781	1,644
	4,621	4,474
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	10	20
Dividends to preferred shareholders of subsidiaries	74	66
Earnings attributable to common shareholders of subsidiaries	377	198
	461	284

10. STATED CAPITAL

AUTHORIZED Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2002		2001	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
PREFERRED SHARES		[IN MILLIONS] $		[IN MILLIONS] $
Series A First Preferred Shares [i]	4,000,000	100	4,000,000	100
Series B First Preferred Shares [ii]	6,000,000	150	6,000,000	150
Series C First Preferred Shares [iii]	6,000,000	150	6,000,000	150
Series D First Preferred Shares [iv]	6,000,000	150	6,000,000	150
Series E First Preferred Shares [v]	8,000,000	200	8,000,000	200
Series F First Preferred Shares [vi]	6,000,000	150		
Series H First Preferred Shares [vii]	6,000,000	150		
		1,050		750
COMMON SHARES [viii][ix]	346,856,840	548	346,701,840	547

[i] The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at $25.00 per share.

[ii] The Series B First Preferred Shares are entitled to a $1.75 annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after February 28, 2003 (i) in cash, at a price per share of $25.00, or (ii) by the conversion of each such share to be redeemed into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time. On or after August 31, 2003, subject to the right of the Corporation to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

[iii] The Series C First Preferred Shares are entitled to a fixed 5.20% annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after October 31, 2007 in cash, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012. On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time. On or after October 31, 2012, subject to the right of the Corporation to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

[iv] The Series D First Preferred Shares are entitled to a fixed 5.50% annual non-cumulative dividend. Such shares are redeemable by the Corporation on or after January 31, 2013 in cash at a price per share of $25.00.

[v] The Series E First Preferred Shares are entitled to fixed 5.25% annual non-cumulative dividend. On and after November 30, 2006, the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

10. STATED CAPITAL [CONTINUED]

[vi] During the year, the Corporation issued 6,000,000 5.90% Non-Cumulative First Preferred Shares, Series F. The 5.90% Non-Cumulative First Preferred Shares, Series F are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.475 per share per annum. On and after July 17, 2007, the Corporation may redeem for cash the Series F First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to July 17, 2008, $25.75 if redeemed thereafter and prior to July 17, 2009, $25.50 if redeemed prior to July 17, 2010, $25.25 if redeemed prior to July 17, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

[vii] During the year, the Corporation issued 6,000,000 5.75% Non-Cumulative First Preferred Shares, Series H. The 5.75% Non-Cumulative First Preferred Shares, Series H are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.4375 per share per annum. On and after December 10, 2007, the Corporation may redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 10, 2008, $25.75 if redeemed thereafter and prior to December 10, 2009, $25.50 if redeemed prior to December 10, 2010, $25.25 if redeemed prior to December 10, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

[viii] In 2001, 483,300 common shares were purchased for cancellation pursuant to the Corporation's normal course issuer bid for a total expenditure of $15 million. The excess of the consideration paid over the stated value of the shares has been charged to retained earnings in the amount of $15 million. Also, in 2001, 403 common shares were cancelled.

[ix] During the year, 155,000 common shares (132,000 in 2001) were issued under the Corporation's Employee Stock Option Plan for a consideration of $1 million ($1 million in 2001).

11. STOCK-BASED COMPENSATION

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation on October 1, 2000. Under this Plan, each director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the common shares of the Corporation on the last five days of the fiscal quarter (the "value of deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on common shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2002, the value of the deferred share units outstanding was $0.7 million ($0.4 million in 2001).

[ii] Effective May 1, 2000, an Employee Share Purchase Program ("ESPP") was implemented giving employees the opportunity to subscribe for up to 6 per cent of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.1 million in 2002 ($0.1 million in 2001).

[iii] Under the Corporation's Employee Stock Option Plan, 10,095,800 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 1,000,000 options in 1997 which became fully vested at the date of the grant and a grant of 1,500,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000.

11. STOCK-BASED COMPENSATION [CONTINUED]

A summary of the status of the Corporation's stock option plan as at December 31, 2002 and 2001, and changes during the years ended on those dates is as follows:

	2002		2001	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	7,385,000	12.35	7,437,000	11.99
Granted			80,000	33.73
Exercised	(155,000)	5.24	(132,000)	5.17
Outstanding at end of year	7,230,000	12.50	7,385,000	12.35
Options exercisable at end of year	6,577,500	11.03	6,365,000	9.93

The following table summarizes information about stock options outstanding at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
			$		$
5.06 – 7.79	4,500,000	1.5	6.85	4,500,000	6.85
13.10 – 13.32	1,040,000	4.3	13.11	1,040,000	13.11
22.70 – 33.73	1,690,000	7.6	27.17	1,037,500	27.06
	7,230,000	3.4	12.50	6,577,500	11.03

12. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans ("SERP") for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

[IN MILLIONS OF DOLLARS]	2002		2001	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
FAIR VALUE OF PLAN ASSETS				
Balance, beginning of year	1,626		1,689	
Employee contributions	8		8	
Employer contributions	15		2	
Benefits paid	(135)		(105)	
Return on plan assets	(60)		14	
Foreign exchange	(3)		18	
Balance, end of year	1,451		1,626	
ACCRUED BENEFIT OBLIGATIONS				
Balance, beginning of year	1,476	307	1,415	239
Benefits paid	(140)	(10)	(108)	(10)
Current service cost	40	14	41	11
Employee contributions	8		8	
Interest cost	100	20	98	19
Experience [gain] loss	43	(36)	6	45
Foreign exchange	(2)		16	3
Balance end of year	1,525	295	1,476	307
FUNDED STATUS				
Fund surplus [deficit] [a]	(74)	(295)	150	(307)
Unamortized net experience [gains] losses	142	(13)	(95)	21
Unamortized net [asset] obligation at transition			(4)	
Accrued asset [liability] [b]	68	(308)	51	(286)
CHARGE (CREDIT) WAS DETERMINED AS FOLLOWS				
Current service cost	40	14	41	11
Interest cost	100	20	98	19
Expected return on plan assets	(120)		(131)	
Amortization of net experience gains	(11)		(19)	
Amortization of net [asset] obligation at transition	(3)		(4)	
	6	34	(15)	30
SIGNIFICANT WEIGHTED AVERAGE ACTUARIAL ASSUMPTIONS				
Discount rate	6.76%	6.77%	6.84%	6.94%
Expected long-term rate of return on plan assets	7.73%		7.73%	
Rate of compensation increase	5.24%		5.11%	

12. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2002 by 5.6% to 8.4% in Canada and by 9.52% in the United States. It is assumed that these rates would gradually decrease to a level of 4.8% by 2008 in Canada and to a level of 5.25% by 2011 in the United States.

[a] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension benefit plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2002 amounted to $1,430 million ($105 million in 2001) and $1,310 (nil in 2001) million respectively.

[b] The net accrued asset (liability) shown above is presented in these financial statements as follows:

[IN MILLIONS OF DOLLARS]	2002			2001		
	PENSION PLANS	OTHER	TOTAL	PENSION PLANS	OTHER	TOTAL
Other assets	173	–	173	157		157
Other liabilities	(105)	(308)	(413)	(106)	(286)	(392)
Accrued asset [liability]	68	(308)	(240)	51	(286)	(235)

13. OTHER INCOME, NET

[IN MILLIONS OF DOLLARS]	2002	2001
Share of Pargesa's non-operating earnings	(87)	72
Gain resulting from dilution of the Corporation's interest in Investors Group [Note 23]		231
Restructuring charges [Note 23]		(96)
Other	2	–
	(85)	207

14. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2002	2001
Combined basic Canadian federal and provincial tax rates	39.6%	41.8%
Non-taxable investment income	(3.8)	(3.3)
Equity in net earnings of affiliated company	(0.1)	(2.3)
Lower effective tax rates on income not subject to tax in Canada	(2.2)	(0.8)
Dilution gain		(5.0)
Miscellaneous including Large Corporation's Tax	0.6	2.4
	34.1%	32.8%
[IN MILLIONS OF DOLLARS]		
Components of income tax expense are:		
Current income taxes	662	709
Future income taxes [recovery]	87	(68)
	749	641
Future income taxes consist of the following temporary differences:		
Policy liabilities	31	102
Restructuring charges	41	51
Portfolio investments	199	205
Other future income tax assets	93	125
Future income tax assets	364	483
Deferred selling commissions	258	243
Intangible assets	216	
Other future income tax liabilities	37	26
Future income tax liabilities	511	269

As at December 31, 2002, the Corporation has available non-capital tax loss carry forwards of approximately $57 million, expiring at various dates to 2009. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million.

15. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2002	2001
Net earnings	988	879
Dividends on preferred shares	(45)	(32)
Net earnings available to common shareholders	943	847
Weighted number of common shares outstanding [millions] – basic	346.8	347.0
Exercise of stock options	7.2	7.4
Shares assumed to be repurchased with proceeds from exercise of stock options	(2.4)	(2.7)
Weighted number of common shares outstanding [denominator] [millions] – diluted	351.6	351.7

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

[IN MILLIONS OF DOLLARS]	2002		2001	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	2,437	2,437	2,120	2,120
Investments [excluding real estate]	49,849	52,023	49,322	50,678
Other financial assets	6,113	6,113	6,073	6,073
Total financial assets	58,399	60,573	57,515	58,871
LIABILITIES				
Policy liabilities	48,296	50,484	47,599	49,038
Deposits and certificates	709	718	671	682
Long-term debt	2,313	2,410	2,437	2,482
Other financial liabilities	3,643	3,643	4,350	4,350
Total financial liabilities	54,961	57,255	55,057	56,552

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

17. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the balance sheet.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

[IN MILLIONS OF DOLLARS]	NOTIONAL AMOUNT				MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL		
2002						
Interest rate contracts						
Interest rate swaps	192	1,150	81	1,423	37	10
Options written		302		302		(6)
Options purchased	798	999		1,797		
	990	2,451	81	3,522	37	4
Foreign exchange contracts						
Forward contracts	1,285	1,098		2,383	5	(34)
Cross currency swaps	62	606	345	1,013	17	(112)
	1,347	1,704	345	3,396	22	(146)
Market risk management						
Options purchased	22	62	–	84	6	6
Options written	24	78	–	102	–	(10)
Forward sales	–	17	–	17	4	4
Equity contracts	173	125	–	298	61	56
	219	282	–	501	71	56
	2,556	4,437	426	7,419	130	(86)
2001						
Interest rate contracts						
Interest rate swaps	233	1,155	83	1,471	41	38
Options written	118	187		305		(4)
Options purchased	655	1,787		2,442	3	3
	1,006	3,129	83	4,218	44	37
Foreign exchange contracts						
Forward contracts	966	749		1,715	1	(41)
Cross currency swaps	42	464	435	941	56	(35)
	1,008	1,213	435	2,656	57	(76)
Market risk management						
Options purchased	31	67		98	3	3
Options written	32	82		114		(23)
Forward sales	10	17		27	1	
Equity contracts	331	93		424	78	59
	404	259		663	82	39
	2,418	4,601	518	7,537	183	0

17. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS [CONTINUED]

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

18. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

At December 31, 2002, there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Québec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of settlement, estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against Lifeco, Great-West, London Insurance Group and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Corporation.

19. COMMITMENTS

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$1,425 million in letters of credit capacity. The facility has three tranches. One tranche, arranged in 2002 in the amount of US$655 million, is for a one-year term to November 20, 2003. The second tranche, also arranged in 2002 in the amount of US$370 million, has a three-year term expiring November 15, 2005. The third tranche of US$400 million expires on October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued US$1,079 million in letters of credit under the facility as at December 31, 2002. LRG had issued US$1,105 million under a previous letter of credit facility at December 31, 2001. In addition, LRG has other bilateral letter of credit facilities totalling US$40 million (2001 – US$40 million). Bonds and debentures in the amount of $11 million (2001 – $15 million) have been pledged to support these letters of credit.

20. SPECIAL CHARGES

The Corporation's 2001 results include a non-recurring net charge of $131 million related to losses of Alta Health & Life Insurance Company (Alta) an indirect wholly owned subsidiary and part of Lifeco's United States Employee Benefits segment.

21. EVENTS OF SEPTEMBER 11, 2001

The Corporation's 2001 results include a net charge of $58 million related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

22. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:
Great-West Lifeco Inc. offers, through Great-West and LIG in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of major communications, specialty minerals, utility and energy companies based in Europe.

Other includes revenues from non-strategic investments, gains and losses related to the holding of strategic assets and other head office activities as well as consolidation adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

22. SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2002 [IN MILLIONS OF DOLLARS]	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	11,187				11,187
Net investment income	3,638	127		48	3,813
Fee income	1,807	1,813			3,620
	16,632	1,940		48	18,620
EXPENSES					
Insurance claims	12,593				12,593
Commissions, other operating expenses	2,613	1,033		22	3,668
Interest expense		79		77	156
	15,206	1,112		99	16,417
	1,426	828		(51)	2,203
Share of earnings of affiliate			80		80
Other income – net		2	(87)		(85)
Earnings before income taxes and non-controlling interests	1,426	830	(7)	(51)	2,198
Income taxes	430	318		1	749
Non-controlling interests	277	223		(39)	461
Contribution to consolidated net earnings	719	289	(7)	(13)	988
INFORMATION ON ASSET MEASURE					
Total assets	60,071	5,987	1,558	703	68,319
Assets under administration	36,048	68,448			104,496

22. SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2001 [IN MILLIONS OF DOLLARS]	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	10,477				10,477
Net investment income	3,713	134		69	3,916
Fee income	1,858	1,627			3,485
	16,048	1,761		69	17,878
EXPENSES					
Insurance claims	12,030				12,030
Commissions, other operating expenses	2,761	995		32	3,788
Special charges	204				204
Interest expense		73		71	144
	14,995	1,068		103	16,166
	1,053	693		(34)	1,712
Share of earnings of affiliate			33		33
Other income – net		(96)	72	231	207
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,053	597	105	197	1,952
Income taxes	397	252		(8)	641
Amortization of goodwill	66	72		10	148
Non-controlling interests	196	105		(17)	284
Contribution to consolidated net earnings	394	168	105	212	879
INFORMATION ON ASSET MEASURE					
Total assets	59,159	6,122	1,406	382	67,069
Assets under administration	38,867	75,044			113,911

GEOGRAPHIC INFORMATION

[IN MILLIONS OF DOLLARS]	CANADA	U.S.	EUROPE	TOTAL
2002				
Revenues	12,755	5,865		18,620
Investment in affiliate, at equity			1,558	1,558
Goodwill and intangible assets	5,011	66		5,077
Total assets	42,700	24,061	1,558	68,319
Assets under administration	86,952	17,544		104,496
2001				
Revenues	11,924	5,954		17,878
Investment in affiliate, at equity			1,406	1,406
Goodwill and intangible assets	4,730	66		4,796
Total assets	41,194	24,469	1,406	67,069
Assets under administration	94,137	19,774		113,911

23. ACQUISITIONS

[a] On February 5, 2001, the Corporation and the Frère group announced that GBL and Bertelsmann AG had agreed to exchange GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann AG, the holding company of the Bertelsmann AG group. This transaction became effective July 2, 2001 and, as a result, Bertelsmann AG increased its interest in RTL Group to 67 per cent.

[b] Effective April 20, 2001, Investors Group acquired all of the outstanding common shares of Mackenzie Financial Corporation (Mackenzie), a Canadian financial services company, for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group, which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

[IN MILLIONS OF DOLLARS]	
Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

To support this transaction, on April 19, 2001 Great-West invested $230 million to acquire 9,200,000 common shares of Investors Group while the Corporation invested $138.3 million to acquire 5,532,000 common shares of Investors Group.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition. As a result of this transaction, the Corporation recorded a diluting gain of $231 million.

23. ACQUISITIONS [CONTINUED]

Details of the consideration paid and the fair value of the net assets acquired are as follows:

[IN MILLIONS OF DOLLARS]	
Fair value of assets acquired:	
Cash and cash equivalents	600
Securities	47
Loans	427
Deferred selling commissions	585
Management contracts	606
Trade names	275
Other assets	132
	2,672
Less liabilities assumed and non-controlling interest:	
Deposits	423
Other liabilities	215
Restructuring costs allocated to purchase price	24
Future income taxes on intangible assets	133
Future income taxes	194
Non-controlling interest	14
	1,003
Fair value of net assets acquired	1,669
Goodwill	2,322
Total purchase consideration	3,991

24. DISPOSITIONS

LONDON GUARANTEE INSURANCE COMPANY On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company, for proceeds of $83 million resulting in an after-tax gain of $31 million.

MACKENZIE INVESTMENT MANAGEMENT INC. On December 16, 2002, Mackenzie disposed of an 85.7% owned subsidiary, Mackenzie Investment Management Inc., for net proceeds of $95 million, resulting in an after-tax gain of $2 million.

25. SUBSEQUENT EVENTS

[a] On February 17, 2003, Lifeco announced that it had entered into a definitive agreement with Canada Life to acquire, subject to certain conditions, 100% of the outstanding common shares of Canada Life for approximately $7.3 billion.

Investors Group and Power Financial have each agreed to invest, at Lifeco's request, up to $100 million and $800 million, respectively, to acquire common shares of Lifeco from treasury. The purchase price per Lifeco common share will be $37.556 cash. Such purchases will be completed approximately coincident with payment for the Canada Life common shares by Lifeco.

Subject to satisfaction of the conditions and other requirements of the transaction agreement, it is expected that the acquisition will be completed in the third quarter of 2003.

[b] On February 24, 2003, the Corporation announced the issue of $200 million of 6.00% Non-Cumulative First Preferred Shares, Series I and $150 million of 4.70% Non-Cumulative First Preferred Shares, Series J, as well as the issue of $250 million of 6.90% Debentures due March 11, 2033, issued at 99.824% of par. Closing of these offerings took place on March 11, 2003.

Auditors' Report

TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants
Montréal, Québec
April 3, 2003

Power Financial Corporation

FIVE-YEAR STATISTICAL SUMMARY

DECEMBER 31	2002	2001	2000	1999	1998
	[IN MILLIONS OF DOLLARS]				
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	2,437	2,120	1,831	1,636	1,670
Consolidated assets	68,319	67,069	59,403	56,903	58,033
Shareholders' equity	6,855	5,828	4,963	4,462	4,172
Consolidated assets and assets under administration	172,815	180,980	141,060	131,281	122,491
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	11,187	10,477	9,976	8,526	9,237
Net investment income	3,813	3,916	3,829	3,734	3,652
Fee income	3,620	3,485	2,717	2,162	1,858
Expenses					
Paid or credited to policyholders	12,593	12,030	11,374	9,936	10,680
Operating expenses	3,668	3,788	3,355	2,912	2,707
Special charges	–	204	–	–	
Interest expense	156	144	71	74	65
	2,203	1,712	1,722	1,500	1,295
Share of earnings of affiliate	80	33	44	46	46
Other income – net	(85)	207	60	222	173
Income taxes	749	641	665	535	483
Amortization of goodwill	–	148	70	64	65
Non-controlling interests	461	284	305	335	288
Net earnings	988	879	786	834	678
	[IN DOLLARS]				
PER SHARE					
Operating earnings before amortization of goodwill and non-recurring items	2.97	2.53	2.18	1.83	1.53
Net earnings – before amortization of goodwill	2.72	2.75	2.36	2.47	2.03
Net earnings	2.72	2.44	2.18	2.32	1.87
Dividends	1.0400	0.8800	0.7250	0.6025	0.5000
Book value at year-end	16.73	14.65	12.72	11.28	10.45
MARKET PRICE					
High	43.25	38.70	35.50	35.65	37.50
Low	31.85	29.10	18.95	20.80	22.13
Year-end	36.30	38.10	34.85	24.00	34.00

QUARTERLY FINANCIAL INFORMATION

	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE – BASIC[1]	EARNINGS PER SHARE – DILUTED[1]
	[IN MILLIONS OF DOLLARS]		[IN DOLLARS]	
2002				
First quarter	4,832	237	0.65	0.65
Second quarter	4,166	297	0.83	0.82
Third quarter	4,920	210	0.57	0.56
Fourth quarter	4,702	244	0.67	0.66
2001				
First quarter	4,104	198	0.60	0.59
Second quarter	4,518	297	0.91	0.90
Third quarter	4,451	206	0.65	0.64
Fourth quarter	4,805	178	0.59	0.58

[1] Before amortization of goodwill

Board of Directors

ANDRÉ DESMARAIS
DEPUTY CHAIRMAN OF THE CORPORATION AND PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER, POWER CORPORATION OF CANADA

THE HONOURABLE PAUL DESMARAIS, P.C., C.C.[1][3]
CHAIRMAN OF THE EXECUTIVE COMMITTEE, POWER CORPORATION OF CANADA

PAUL DESMARAIS, JR.
CHAIRMAN OF THE CORPORATION AND CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER, POWER CORPORATION OF CANADA

GÉRALD FRÈRE[3]
MANAGING DIRECTOR, FRÈRE-BOURGEOIS S.A.

ANTHONY R. GRAHAM
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON[1]
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE CORPORATION

AIMERY LANGLOIS-MEURINNE
MANAGING DIRECTOR, PARGESA HOLDING S.A.
CHAIRMAN OF THE SUPERVISORY BOARD, IMERYS S.A.

THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C.[1]
COMPANY DIRECTOR

JERRY E.A. NICKERSON
CHAIRMAN OF THE BOARD, H.B. NICKERSON & SONS LIMITED

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE CORPORATION AND VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER, POWER CORPORATION OF CANADA

RAYMOND ROYER, O.C., FCA[1][2][3]
PRESIDENT AND CHIEF EXECUTIVE OFFICER, DOMTAR INC.

GUY ST-GERMAIN, C.M.[2][3]
PRESIDENT, PLACEMENTS LAUGERMA INC.

EMŐKE J.E. SZATHMÁRY, PH.D.[2]
PRESIDENT AND VICE-CHANCELLOR, UNIVERSITY OF MANITOBA

DIRECTOR EMERITUS
JAMES W. BURNS, O.C.

Officers

PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD

ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS
DEPUTY CHAIRMAN

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

ARNAUD VIAL
SENIOR VICE-PRESIDENT, FINANCE

EDWARD JOHNSON
VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY

JOCELYN LEFEBVRE, C.A.
MANAGING DIRECTOR, POWER FINANCIAL EUROPE B.V.

DENIS LE VASSEUR, C.A.
CONTROLLER

PIERRE-ELLIOTT LEVASSEUR
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee

Corporate Information

Additional copies of this annual report, as well as copies of the annual reports of Great-West Lifeco Inc., The Great-West Life Assurance Company, London Life Insurance Company, Investors Group Inc., and Pargesa Holding S.A. are available from: The Secretary, Power Financial Corporation,

751 Victoria Square
Montréal, Québec
Canada H2Y 2J3

or

Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba
Canada R3B 0X5

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1-800-564-6253
8th Floor, 151 Front Street West, Toronto, Ontario, Canada M5J 2N1, [416] 981-9633

Place Montréal Trust, 6th Floor, 1800 McGill College Avenue,
Montréal, Québec, Canada H3A 3K9, [514] 982-7555

1190-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6, [888] 267-6555

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

COMMON SHARES: PWF
FIRST PREFERRED SHARES, SERIES A: PWF.PR.A
FIRST PREFERRED SHARES, SERIES B: PWF.PR.C
FIRST PREFERRED SHARES, SERIES C: PWF.PR.D
FIRST PREFERRED SHARES, SERIES D: PWF.PR.E
FIRST PREFERRED SHARES, SERIES E: PWF.PR.F
FIRST PREFERRED SHARES, SERIES F: PWF.PR.G
FIRST PREFERRED SHARES, SERIES H: PWF.PR.H
FIRST PREFERRED SHARES, SERIES I: PWF.PR.I
FIRST PREFERRED SHARES, SERIES J: PWF.PR.J

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

WEB SITE

Visit our Web site at: www.powerfinancial.com

SI VOUS PRÉFÉREZ RECEVOIR CE RAPPORT ANNUEL EN FRANÇAIS, VEUILLEZ VOUS ADRESSER AU SECRÉTAIRE,

CORPORATION FINANCIÈRE POWER
751, SQUARE VICTORIA, MONTRÉAL (QUÉBEC) CANADA H2Y 2J3
OU
BUREAU 2600, RICHARDSON BUILDING, 1 LOMBARD PLACE,
WINNIPEG (MANITOBA) CANADA R3B 0X5.

POWER FINANCIAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of common shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER FINANCIAL CORPORATION will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Wednesday, May 14, 2003, at 11:00 a.m., local time, for the following purposes:

[1] to elect Directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2002 and the auditors' report thereon; and

[4] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
April 3, 2003

Edward Johnson
Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Corporation Financière Power
751, square Victoria
Montréal (Québec) Canada H2Y 2J3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Financial Corporation ("Power Financial" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 14, 2003 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Corporation of Canada	Power
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors
MKF Holdings Corp.	Mackenzie

APPOINTMENT OF PROXY

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 3, 2003, there were outstanding 348,396,840 common shares (the "Common Shares") of the Corporation. Each holder of Common Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 28, 2003 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2004 is January 4, 2004.

To the knowledge of the directors and officers of the Corporation, on April 3, 2003 [i] the Honourable Paul Desmarais, a director of the Corporation, exercised control or direction over 233,919,802 Common Shares in the aggregate, representing 67.1 per cent of the outstanding shares of such class; [ii] 3439074 Canada Inc., a corporation controlled by Mr. Desmarais, was the owner of 154 Common Shares; [iii] 171263 Canada Inc. was the owner of 233,919,648 Common Shares representing 67.1 per cent of the outstanding shares of such class; [iv] Power owned indirectly all of the outstanding shares of 171263 Canada Inc. and was controlled by Mr. Desmarais; and [v] no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of not less than 3 and not more than 18 members as determined from time to time by the Directors, such number presently being fixed at 12. The 12 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election in his or her stead of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 3, 2003
ANDRÉ DESMARAIS *Mr. Desmarais is Deputy Chairman of the Corporation and President and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and a member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors, and a Director of Bertelsmann AG in Europe and of CITIC Pacific Ltd in Asia, in which Power holds a minority interest. He is also a Director of Bombardier Inc. Mr. Desmarais served as Chairman of the Canada China Business Council from 1992 to 2002 and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal.*	May 1988	21,600 Common Shares of the Corporation 146,699 Subordinate Voting Shares of Power 51,659 Common Shares of Lifeco 3,111 Deferred Share Units of the Corporation 2,947 Deferred Share Units of Power 3,721 Deferred Share Units of Lifeco 5,582 Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS DURING 2002 CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 3, 2003	
THE HONOURABLE PAUL DESMARAIS, P.C., C.C. [B][C] *Mr. Desmarais is Chairman of the Executive Committee of Power. He acquired control of Power in 1968. He is Chairman of the Board and Managing Director of Pargesa Holding S.A., an international investment and management group, and holds directorships in several Power group companies in Canada and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a member of the International Advisory Board of Barrick Gold Corporation and of Telegraph Group Limited (U.K.). He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).*	February 1966		See "Voting Shares and Principal Holders Thereof" on page 2
		43,659	Common Shares of Lifeco
		273,116,456	Common Shares of Lifeco through the Corporation
		14,343,784	Common Shares of Lifeco through 3411893 Canada Inc.
		16,231,004	Common Shares of Lifeco through Investors
		142,400,080	Common Shares of Investors through the Corporation
		5,532,000	Common Shares of Investors through 3411893 Canada Inc.
		9,200,000	Common Shares of Investors through The Great-West Life Assurance Company
PAUL DESMARAIS, JR. *Mr. Desmarais is Chairman of the Board of the Corporation and Chairman and Co-Chief Executive Officer of Power, which he joined in 1981. Previously, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He is a Director and Member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors, and a Director of Pargesa Holding S.A. and other group companies in Europe. Mr. Desmarais is a member and a Director of the International Council of the European Institute of Business Administration (INSEAD), Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales, in Montréal, and Chair of the Governor General's Canadian Leadership Conference to be held in 2004. He is involved in charitable and community activities in Montréal.*	April 1983	5,698	Subordinate Voting Shares of Power
		43,659	Common Shares of Lifeco
		30,000	Common Shares of Investors
		1,557	Deferred Share Units of the Corporation
		1,508	Deferred Share Units of Power
		2,820	Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS DURING 2002 CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 3, 2003	
GÉRALD FRÈRE [C] *Mr. Frère is Managing Director of Frère-Bourgeois, a financial group based in Belgium. He is Director of Pargesa Holding S.A. and Managing Director of Groupe Bruxelles Lambert as well as Chairman of the Board and a Director of many European companies.*	May 1990	2,664	Deferred Share Units of the Corporation
ANTHONY R. GRAHAM *Mr. Graham is President of Wittington Investments, Limited, the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington Investments, he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is a Director of several companies, including Power and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo Inc. and Graymont Limited. He is a Governor of the Art Gallery of Ontario and former Chairman of the Shaw Festival.*	May 2001	10,000 10,000	Common Shares of the Corporation Subordinate Voting Shares of Power
ROBERT GRATTON [B] *Mr. Gratton has been President and Chief Executive Officer of the Corporation since April 1990. Before joining the Corporation in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of Power. He is Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Investors and Mackenzie. He is also a Director of Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.*	December 1986	1,710,000 12,965 332,496 75,000 3,184 2,947 10,779 16,782	Common Shares of the Corporation Subordinate Voting Shares of Power Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation Deferred Share Units of Power Deferred Share Units of Lifeco Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS DURING 2002 CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 3, 2003
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C. [B] *Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. Since his retirement from public life in 1993, he has been named a Director of several Power group companies in Canada, including Power, Lifeco and its major Canadian subsidiaries, and Investors. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhauser Company, IMC Global and Canadian Oil Sands Trust.*	May 1996	2,000 Common Shares of the Corporation 1,000 Subordinate Voting Shares of Power 1,500 Common Shares of Lifeco 1,000 Common Shares of Investors 1,214 Deferred Share Units of the Corporation 103 Deferred Share Units of Power 665 Deferred Share Units of Lifeco 1,695 Deferred Share Units of Investors
JERRY E.A. NICKERSON *Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including Power and Lifeco and its major subsidiaries.*	May 1999	4,000 Common Shares of the Corporation 4,000 Subordinate Voting Shares of Power 2,000 Common Shares of Investors
MICHEL PLESSIS-BÉLAIR, FCA *Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of the Corporation and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. He is a Director of major Power group companies in both North America and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a Director of Bell Canada International, Lallemand Inc., l'Université de Montréal and Fondation Ressources-Jeunesse, and he is on the International Advisory Board of l'École des Hautes Études Commerciales, in Montréal.*	May 1988	3,000 Common Shares of the Corporation 20,199 Subordinate Voting Shares of Power 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS DURING 2002 CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE UNDER "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD [D], AS OF APRIL 3, 2003
RAYMOND ROYER, O.C., FCA [A][B][C] *Mr. Royer is President and Chief Executive Officer and a Director of Domtar Inc., a leading pulp and paper company, based in Montréal, a position he has held since 1996. He was previously President and Chief Operating Officer of Bombardier Inc. Mr. Royer is also a Director of Power's newspaper subsidiary Gesca Ltée, as well as Norampac Inc. and Shell Canada Limited.*	December 1986	87,000 Common Shares of the Corporation 4,355 Deferred Share Units of the Corporation
GUY ST-GERMAIN, C.M. [A][C] *Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is also a Director of several Power group companies, including Lifeco and its major Canadian subsidiaries, and of the Hudson's Bay Company.*	May 1991	4,000 Common Shares of the Corporation 22,000 Subordinate Voting Shares of Power 4,000 Common Shares of Lifeco 3,696 Deferred Share Units of the Corporation 3,268 Deferred Share Units of Lifeco
EMŐKE J.E. SZATHMÁRY, PH. D. [A] *Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of Power. She also serves on the Boards of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation and the Canadian Credit Management Foundation.*	May 1999	1,000 Common Shares of the Corporation 1,174 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] CERTAIN MEMBERS OF THE BOARD OF DIRECTORS DURING 2002 CHOSE TO RECEIVE ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE UNDER "COMPENSATION OF DIRECTORS".

BOARD OF DIRECTORS - MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2002.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD	
Board of Directors	8
Audit Committee	5
Executive Committee	0
Compensation Committee	1

SUMMARY OF ATTENDANCE OF DIRECTORS		
DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE MEETINGS ATTENDED
André Desmarais	8 of 8	
Paul Desmarais	6 of 8	1 of 1
Paul Desmarais, Jr.	7 of 8	
Gérald Frère	2 of 8	1 of 1
Anthony Graham	5 of 8	2 of 2 [1]
Robert Gratton	8 of 8	
Donald F. Mazankowski	7 of 8	
Jerry E.A. Nickerson	8 of 8	
Michel Plessis-Bélair	8 of 8	
Raymond Royer	7 of 8	5 of 5
Guy St-Germain	7 of 8	5 of 5
Emőke J.E. Szathmáry	7 of 8	4 of 4

[1] MR. GRAHAM LEFT THE AUDIT COMMITTEE IN MAY 2002.

COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2002, each Director received a basic annual retainer of $30,000. An additional annual fee of $10,000 was paid to the Chairman of each Committee. In addition, the Corporation paid each Director a fee of $1,250 for each board meeting or committee meeting that the Director attended.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under the DSU Plan, during the financial year ended December 31, 2002, each Director could elect to receive the annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted was determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elected to receive deferred share units received additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time.

RECENT INITIATIVES IN DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, effective April 1, 2003, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to Directors will be as follows: attendance fee for each meeting of the board or a committee: $1,500; additional retainer payable to members of each committee: $3,000; additional retainer payable to Chairmen of the Committees: $10,000.

DEDICATED ANNUAL BOARD RETAINER

Also effective April 1, 2003, all Directors will receive a basic annual retainer of $55,000. Of this amount, at least $25,000 consists of a dedicated annual board retainer which shall be received by Directors in deferred share units under the DSU Plan described previously or in the form of Common Shares acquired in the market under the Directors Share Purchase Plan (described below).

The Corporation established a Directors Share Purchase Plan in 2003. Pursuant to this Plan, for Directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire Common Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of Common Shares acquired under the Plan.

In the view of the Committee and the Board, the foregoing initiatives will further align the interests of Directors with those of the shareholders.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS		
		SALARY [$]	BONUS [$]	OTHER ANNUAL COMPENSATION [2] [$]	SECURITIES UNDER OPTIONS GRANTED [#] PCC [3]	SECURITIES UNDER OPTIONS GRANTED [#] PFC [4]	ALL OTHER COMPENSATION [$]
Robert Gratton President and Chief Executive Officer	2002	2,700,000	–	30,000	–	–	184,533
	2001	2,600,000	2,000,000	30,000	–	–	202,000
	2000	2,500,000	1,000,000	30,000	–	1,500,000	179,125
Paul Desmarais, Jr. [1] Chairman of the Board	2002	417,000	250,000	12,510	–	–	145,750
	2001	405,000	500,000	12,150	700,000	–	188,250
	2000	388,500	375,000	8,069	430,000	–	148,065
André Desmarais [1] Vice-Chairman	2002	417,000	250,000	12,510	–	–	147,000
	2001	405,000	500,000	12,150	700,000	–	172,750
	2000	388,500	375,000	8,069	430,000	–	147,965
Michel Plessis-Bélair [1] Executive Vice-President and Chief Financial Officer	2002	322,000	150,000	9,661	–	–	169,500
	2001	312,500	200,000	9,375	235,000	–	213,000
	2000	300,000	100,000	6,231	79,500	–	184,915
Arnaud Vial [1] Senior Vice-President, Finance	2002	209,000	75,000	9,921	–	–	–
	2001	202,500	87,500	41,926	105,000	–	–
	2000	232,800	60,000	9,900	64,500	–	–

[1] DENOTES PORTION OF SALARY, BONUS AND OTHER ANNUAL COMPENSATION PAID TO EACH SUCH NAMED EXECUTIVE OFFICER AS AN EXECUTIVE OF THE CORPORATION.

[2] ALL OR A PORTION OF THIS COMPENSATION REPRESENTS THE CORPORATION'S CONTRIBUTION TO POWER'S SHARE PURCHASE PLAN, WHICH IS OFFERED TO ALL EMPLOYEES OF THE CORPORATION.

[3] DENOTES THE TOTAL NUMBER OF SUBORDINATE VOTING SHARES OF POWER COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE POWER EXECUTIVE STOCK OPTION PLAN.

[4] DENOTES THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE EMPLOYEE STOCK OPTION PLAN.

OPTION GRANTS IN LAST FINANCIAL YEAR

POWER FINANCIAL CORPORATION EMPLOYEE STOCK OPTION PLAN

There were no grants of stock options made to the Named Executive Officers under the Employee Stock Option Plan during the financial year ended December 31, 2002.

POWER CORPORATION OF CANADA EXECUTIVE STOCK OPTION PLAN

There were no grants of stock options made to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2002.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of shares acquired pursuant to exercises of stock options during the financial year ended December 31, 2002, the aggregate value realized upon exercise, and the number of Common Shares of the Corporation covered by unexercised options under the Employee Stock Option Plan and the number of Subordinate Voting Shares of Power covered by unexercised options under the Power Executive Stock Option Plan, in both cases as of December 31, 2002.

NAME	SECURITIES ACQUIRED ON EXERCISE [#]	AGGREGATE VALUE REALIZED [$]	UNEXERCISED OPTIONS AT YEAR-END [#] EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END [$] EXERCISABLE/ UNEXERCISABLE
Robert Gratton	[1] –	–	6,180,000 / 600,000	157,414,007 / 5,580,000
	[2] –	–	– / –	– / –
Paul Desmarais, Jr.	[1] –	–	– / –	– / –
	[2] 100,000	3,201,140	1,821,500 / 457,500	25,057,813 / 1,663,313
André Desmarais	[1] –	–	– / –	– / –
	[2] 259,000	8,323,812	1,946,500 / 457,500	28,335,125 / 1,663,313
Michel Plessis-Bélair	[1] –	–	– / –	– / –
	[2] –	–	347,125 / 137,375	2,327,522 / 343,153
Arnaud Vial	[1] –	–	– / –	– / –
	[2] –	–	200,875 / 68,625	2,072,741 / 249,497

[1] DENOTES OPTIONS ON COMMON SHARES OF THE CORPORATION UNDER THE CORPORATION'S EMPLOYEE STOCK OPTION PLAN.
[2] DENOTES OPTIONS ON SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES HE RENDERS TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN.

PENSION BENEFITS

The following table sets forth the annual pension benefits payable under the Supplementary Executive Retirement Plan (the "SERP") and under Power's basic pension plan to participants, based on their total Power group average compensation.

REMUNERATION	YEARS OF SERVICE		
	5	10	15 OR MORE
$175,000	$27,000	$62,000	$97,000
$200,000	$32,000	$72,000	$112,000
$225,000	$37,000	$82,000	$127,000
$250,000	$42,000	$92,000	$142,000
$300,000	$52,000	$112,000	$172,000
$400,000	$72,000	$152,000	$232,000
$500,000	$92,000	$192,000	$292,000
$600,000	$112,000	$232,000	$352,000
$700,000	$132,000	$272,000	$412,000

Power has a supplementary executive retirement plan pursuant to which a pension benefit may become payable to certain of the executive officers of the Corporation or any subsidiary of Power (the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors of Power. Messrs. Paul Desmarais, Jr., André Desmarais, Michel Plessis-Bélair and Arnaud Vial participate in the SERP.

Under the SERP a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2002, for the SERP participants are as follows: Mr. Paul Desmarais, Jr., 11.17 years; Mr. André Desmarais, 10.58 years; Mr. Michel Plessis-Bélair, more than 15 years and Mr. Arnaud Vial, 5.83 years.

The Corporation has also entered into a pension benefit arrangement with its President and Chief Executive Officer under which annual pension benefits will become payable to such officer calculated on the basis of 6 per cent per year of employment with the Corporation applied to the average of the highest 3 years of compensation out of the final 10 years of employment with the Corporation up to the maximum of 60 per cent of average compensation after 10 years of employment. The number of years of service covered under this arrangement for the President and Chief Executive Officer as of December 31, 2002 was 13.43 years. The average compensation covered under this arrangement as of December 31, 2001 and 2002 for this officer was $3,437,308.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Mr. Guy St-Germain, the Honourable Paul Desmarais, Messrs. Gérald Frère and Raymond Royer. These four Directors are not employees nor officers of the Corporation.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers other than the Chairman, with respect to the compensation paid to such executive officers for course of its work. The compensation of Mr. Paul Desmarais, Jr. as Chairman of the Corporation is determined by the Compensation Committee of the Board of Directors of Power which applies criteria substantially similar to those set out below.

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the industry. It obtains advice directly from independent compensation consultants.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or a long-term incentive compensation component consisting of options on the Common Shares of the Corporation under its Employee Stock Option Plan or on the Subordinate Voting Shares of Power under the Power Executive Stock Option Plan. The Corporation also contributes to an employee share purchase plan in which all employees, including officers, may participate.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the marketplace and taking into account the extent and nature of the Corporation's business in Canada, the United States and Europe. Compensation is reviewed at least annually for market competitiveness and reflects each executive's job responsibilities, experience and proven and/or expected performance.

The Committee believes that long-term incentives in the form of share options play an important role in aligning the interests of executive officers and the Corporation's shareholders. The Corporation's compensation program is generally weighted toward long-term incentives. When determining whether and how many new options are to be granted, the Committee takes into account many factors including the amount and terms of outstanding share options held by the incumbent. The considerations and the emphasis placed on them will change from time to time.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The compensation of the Chief Executive Officer consists of a base salary and may also include a bonus component and/or participation in the Corporation's Employee Stock Option Plan from time to time. He is also entitled to participate in the contributory employee share purchase plan.

The Committee bases compensation of the Chief Executive Officer on the policies described above. More specifically, in establishing the Chief Executive Officer's compensation entitlements, the Committee takes into consideration his contribution to the Corporation through leadership in establishing strategic direction and in the management of the Corporation and its subsidiaries, the effective development and growth of the Corporation, increases in shareholder value, growth in the value of the underlying assets of the Corporation, the financial performance of subsidiaries, corporate acquisitions, and the development of new investment opportunities and relationships for the Corporation and its subsidiaries.

The Committee recognizes that a very substantial portion of the Corporation's activities are located in the United States and that accordingly the compensation arrangements of the Chief Executive Officer should take into consideration U.S. practices and levels. In addition, the Committee considers it important that the compensation package should reflect the Corporation's entrepreneurial roots and corporate culture. The Chief Executive Officer's compensation package is heavily weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interest of the Chief Executive Officer with the interests of shareholders and with the Board's objective of providing long-term growth in value.

Guy St-Germain (Chairman)
The Honourable Paul Desmarais
Gérald Frère
Raymond Royer

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P / TSX Composite Index, over the five-year period ended December 31, 2002.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.



FIVE-YEAR CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED ON DECEMBER 31, 1997
$175
$150
$125
$100
$75
INDEX VALUE
PFC
S&P / TSX
COMPOUND ANNUAL GROWTH
10.26%
1.28%
1997
1998
1999
2000
2001
2002

Note:
PFC: Assumes that all dividends were reinvested
S&P / TSX: Total return index [all dividends reinvested]

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and Power, its parent company, for both groups is $50,000,000 at a cost of $204,800 per year with a retention amount (deductible) of $1,000,000.

APPOINTMENT OF AUDITORS

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

AUDITORS' FEES

The fees paid to the auditors of the Corporation are reviewed by the Audit Committee. For the years ended December 31, 2002 and 2001, fees were payable to Deloitte & Touche LLP in the amount of $391,000 and $354,000, as detailed below.

	YEARS ENDED DECEMBER 31	
	2002	2001
Audit Services	$136,000	$134,000
Audit-Related Services	255,000	205,000
Tax Compliance Services	–	15,000
Other Services	–	–
Total	$391,000	$354,000

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Power Financial believes in the importance of good corporate governance and the central role played by directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power Financial's corporate governance philosophy and practices.

Power Financial is an international management and holding company. Power has controlled Power Financial since the latter was first organized in 1984. Power Financial is not an operating company and over half of its interests are located outside Canada, specifically in the United States and Europe. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

There exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power Financial is appropriate to its circumstances and effective, and that there are in place appropriate structures and procedures to ensure its independence from management.

Any review of governance practices should include consideration of long-term returns to shareholders. Power Financial believes this to be an essential indicator of the effectiveness of a governance system.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, Power Financial's Board appoints senior management and delegates to senior management responsibility for day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below. The objectives of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation.
[i] adoption of a strategic planning process; [ii] identification of the principal risks of the company's business and ensuring implementation of appropriate systems to manage those risks;	The Board oversees the Corporation's strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's near-term and long-term objectives and strategic plans and their implementation.
[iii] succession planning, including appointing, training and monitoring senior management;	The Board appoints the senior executives of the Corporation. The Compensation Committee is involved in the succession planning of senior management.
[iv] communications policy;	The Corporation has adopted policies respecting communications with its shareholders and others. Management seeks to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at WWW.POWERFINANCIAL.COM, updated with current corporate information and interlinked to the websites of group companies. Statutory disclosure documents such as management information circulars and annual information forms are reviewed, and where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.
[v] integrity of internal control and management information systems.	The Board of Directors, through the Audit Committee, exercises oversight with respect to internal controls. See item 13.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
2. A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation).	Of the 12 Directors, 10 are considered to be unrelated to Power Financial. Two of these Directors are members of management of the Corporation and are therefore not unrelated Directors.
The board should include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholders.	Three of the twelve Directors to be elected are unrelated to the Corporation and unrelated to Power, its controlling shareholder. Two Directors are members of management of the Corporation (discussed in item 3 below). Seven Directors are considered related to Power, the controlling shareholder, as they are Directors of Power.
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board is constituted with the appropriate number of directors which are not related to the corporation or the significant shareholder.	In light of the obligations and duties falling upon directors, Power Financial does not believe that whether a director is related or unrelated is an essential criterion for effective board participation. All of the Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Financial and its shareholders. Of the 12 Directors to be elected, 10 are considered by the Board to be unrelated to Power Financial. Two of the Directors to be elected are members of management and are therefore not unrelated Directors: Robert Gratton is the President and Chief Executive Officer of the Corporation. Michel Plessis-Bélair, FCA, is the Executive Vice-President and Chief Financial Officer of the Corporation. As noted in item 2 above, three Directors, representing 25% of the Board, are not related to the Corporation or the Corporation's controlling shareholder.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
4. The board should appoint a committee of directors, composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Board nomination function is performed by the Board as a whole. Nominees for election to the Board are chosen by the Board according to a variety of criteria, including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests but are expected to provide the Corporation with the benefit of their business experience, their judgment and their vision.
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The effectiveness of committees and of the Board itself is reviewed from time to time.
6. The board should provide an orientation and education program for new directors.	The Corporation provides orientation for newly elected Directors and provides information for all Directors on the breadth and depth of the activities of the Corporation and its subsidiaries on an ongoing basis.
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Board believes that its present size is appropriate for effective decision-making. Since 1993 the size of the Board has decreased from 15 to the proposed 12 members.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee oversees the compensation of Directors and reviews, and recommends to the Board for approval, the remuneration of Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee consults with outside compensation experts. The Committee's role is more fully described elsewhere in this circular.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees, such as the executive committee, may include one or more inside directors.	Each of the Audit Committee and the Compensation Committee are composed entirely of non-management Directors who are unrelated (defined in item 2 above). The Executive Committee is composed of a majority of non-management Directors who are unrelated.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	The Board as a whole has responsibility for overseeing the Board's approach to corporate governance issues.
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board are set out in some detail in the response to Guideline number 1 above. The Board's stewardship responsibility and certain limits to management's authority are contained in the governing statute, the *Canada Business Corporations Act*. More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.
The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	The Board as a whole reviews corporate objectives. These and other factors are considered by the Compensation Committee in determining the compensation of the Chief Executive Officer.
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to [i] appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or [ii] adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	The Chairman of the Board is not a member of management.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
13. The audit committee should be composed only of outside directors.	The Audit Committee is composed entirely of non-management Directors who are unrelated.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as their duties.	The role and responsibilities of the Committee have been defined by the Board in a charter which is reviewed from time to time by the Committee. The charter is posted on the Corporation's website, at WWW.POWERFINANCIAL.COM. In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Committee communicates directly and, from time to time, meets privately, with the Corporation's auditors.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee exercises oversight with respect to internal controls. Pursuant to its mandate, as approved by the Board, the Committee's functions include the reviews of any report from the auditors on internal controls.
14. The board should implement a system to enable an individual director to engage an outside adviser, at the company's expense in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Committees may, at Power Financial's expense, retain such professional advisers as the Committees deem appropriate for the purpose of carrying out their duties and responsibilities.

AVAILABLE DOCUMENTATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of [i] the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, [ii] the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and [iii] the information circular of the Corporation in respect of the most recent Annual Meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.



Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 3, 2003

PRINTED IN CANADA

The inclusion of works of Marc-Aurèle de Foy Suzor-Coté and Tom Thomson in this annual report was made possible through the kind cooperation of several Canadian cultural institutions.

Power Financial Corporation would like to thank the directors, curators and personnel of the following institutions which own the collections: Musée national des beaux-arts de Québec, National Gallery of Canada, Art Gallery of Ontario, Montreal Museum of Fine Arts, McMichael Canadian Art Collection, Hart House Permanent Collection, University of Toronto, The Edmonton Art Gallery and Tom Thomson Memorial Art Gallery. We also wish to thank Les Éditions de l'Homme, Douglas & McIntyre, Publishers and The Thomson Collection of Toronto.

Power Financial Corporation is also grateful to Mr. David P. Silcox for his valuable contribution.

We want to express our deepest gratitude to all these people for their support in making this project a reality.

COVER
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
A Corner of My Village, Arthabaska,
circa 1918
Oil on canvas
33.4 x 41.3 cm
Collection of Power Corporation of Canada

PAGE 4
Catalogue
Suzor-Coté: light and matter
Catalogue of the exhibition Suzor-Coté,
1869-1937
Translation of: Suzor-Coté: lumière et
matière
Cover: Winter Landscape [cat. 63]
Les Éditions de l'Homme, 2002
ISBN 2-7619-1761-8

PAGE 4
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Winter Landscape, 1909
Oil on canvas
[illegible] x 94.4 cm
National Gallery of Canada, Ottawa
Gift of Arthur S. Hardy, Ottawa, 1943
Photograph: © National Gallery of Canada

PAGE 4
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Self-Portrait, 1896-1897
Oil on wood panel
30 x 23 cm
Musée national des beaux-arts du Québec,
Québec
Marcel Carbotte Bequest [89.174]
Photograph: Musée national des beaux-
arts du Québec, Jean-Guy Kerouac

PAGE 5
Photograph of Tom Thomson
Source: Estate of Harold Town/DSLI Ltd.

PAGE 5
Catalogue
Tom Thomson
Catalogue of a travelling exhibition
Cover: The Jack Pine [cat. 132]
Art Gallery of Ontario, National Gallery
of Canada, Douglas & McIntyre,
Publishers, 2002
ISBN 1-55054-898-0 [hardcover]

PAGES 5 & 29
Tom Thomson [1877-1917] Canadian
The Jack Pine, 1916-1917
Oil on canvas
127.9 x 139.8 cm
National Gallery of Canada, Ottawa
Purchased 1918
Photograph: © National Gallery of Canada

PAGE 7
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Arthabaska, 1909
Oil on canvas
[illegible] x 62.5 cm
Private Collection
Photograph: Musée national des beaux-
arts du Québec, Patrick Altman

PAGE 9
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Mauve and Gold, circa 1911
Oil on canvas
60.9 x 73.5 cm
Art Gallery of Ontario, Toronto
Gift of Moffatt Dunlap, Toronto,
from the Estate of his Mother
Mrs. R.A. Dunlap, 1947

PAGE 10
Tom Thomson [1877-1917] Canadian
Opulent October, winter 1915-1916
Oil on canvas
[illegible] x 77.3 cm
Private Collection
Photograph: Art Gallery of Ontario

PAGE 13
Tom Thomson [1877-1917] Canadian
Golden Autumn, 1916-1917
Oil on canvas
71.8 x 76.5 cm
Collection of Power Corporation of Canada

PAGE 18
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Marine, Little Metis, 1925
Oil on canvas
73.5 x 92.8 cm
Private Collection
Photograph: Musée national des beaux-
arts du Québec, Jean-Guy Kerouac

PAGE 20
Tom Thomson [1877-1917] Canadian
Snow in October, 1916-1917
Oil on canvas
82.1 x 87.8 cm
National Gallery of Canada, Ottawa
Bequest of Dr. J.M. MacCallum, Toronto,
1944
Photograph: © National Gallery of Canada

PAGE 22
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Summer Landscape, Arthabaska,
circa 1917
Oil on canvas
40.5 x 90 cm
Private Collection, Montreal

PAGE 24
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Passing Shadows, Nicolet River, 1925
Oil on canvas
102.8 x 138.6 cm
Musée national des beaux-arts du Québec,
Québec
Purchased from the artist in 1927 [34.14]
Photograph: Musée national des beaux-
arts du Québec, Jean-Guy Kerouac

PAGE 26
Tom Thomson [1877-1917] Canadian
Sunset, circa 1915
Oil on grey wood-pulp board
21.6 x 26.7 cm
National Gallery of Canada, Ottawa
Bequest of Dr. J.M. MacCallum, Toronto,
1944
Photograph: © National Gallery of Canada

PAGE 31
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Still Life with Daisies, 1897
Oil on canvas
51 x 66 cm
The Montreal Museum of Fine Arts
Gift of the Succession J.A. DeSève
Photograph: The Montreal Museum of
Fine Arts, Christine Guest

PAGE 33
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Moonrise, circa 1901
Oil on canvas
50.3 x 65.5 cm
Private Collection
Photograph: Musée national des beaux-
arts du Québec, Patrick Altman

PAGE 34
Tom Thomson [1877-1917] Canadian
Marguerites, Wood Lilies and Vetch, 1915
Oil on wood panel
21.4 x 26.8 cm
Art Gallery of Ontario, Toronto
Gift from the Albert H. Robson Memorial
Subscription Fund, 1941

PAGE 37
Tom Thomson [1877-1917] Canadian
Petawawa Gorges [Early Spring], 1914
Oil on canvas
63.9 x 81.5 cm
National Gallery of Canada, Ottawa
Bequest of Dr. J.M. MacCallum, Toronto,
1944
Photograph: © National Gallery of Canada

PAGE 38
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Portrait of a Lady, 1903
Charcoal
44.5 x 35 cm
Private Collection, Montreal

PAGE 39
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
A Study, My Nephew, circa 1910
Pastel on paper
31.5 x 27.5 cm
Musée Laurier, Arthabaska
Gift of Yvette Poisson [G86.140]
Photograph: Musée national des beaux-
arts du Québec, Jean-Guy Kerouac

PAGE 40
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
The Bourbeau Farm, 1908-1909
Oil on canvas
61 x 88 cm
Collection of Claude and Claire P. Bertrand
Photograph: Musée national des beaux-
arts du Québec, Patrick Altman

PAGE 42
Tom Thomson [1877-1917] Canadian
Moose at Night, 1916
Oil on wood
20.9 x 26.9 cm
National Gallery of Canada, Ottawa
Purchased 1918
Photograph: © National Gallery of Canada

PAGE 43
Tom Thomson [1877-1917] Canadian
Summer Day, 1915
Oil on board
21.6 x 26.8 cm
McMichael Canadian Art Collection
1966.15.18
Gift of Mr. R.A. Laidlaw

PAGE 45
Tom Thomson [1877-1917] Canadian
Study for "Northern River", winter
1914-1915
Graphite, brush and ink and gouache on
illustration board
30.0 x 26.7 cm
Art Gallery of Ontario, Toronto
Purchase 1982

PAGE 50
Tom Thomson [1877-1917] Canadian
The Pointers, circa 1915-1916
Oil on canvas
102.2 x 116.6 cm
Hart House Permanent Collection,
University of Toronto
Photograph: T.E. Moore Photography,
Toronto

PAGE 51
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Sunset, Arthabaska, circa 1907
Oil on board
20 x 25.5 cm
Private Collection, Montreal

PAGE 52
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Passing Shadows, End of Winter, Gosselin
River, 1918
Oil on canvas
101.6 x 137.5 cm
The Edmonton Art Gallery Collection
Gift of Dr. R.B. Wells, 1927
Acc. No. 27.5

PAGE 55
Tom Thomson [1877-1917] Canadian
Maple Saplings, October, winter 1916-1917
Oil on canvas
91.5 x 102.3 cm
The Thomson Collection, Art Gallery
of Ontario
Photograph: Art Gallery of Ontario/
Carlo Catenazzi

PAGE 61
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Haystacks at the Farm, Malvoisine, 1901
Oil on canvas
53.8 x 80 cm
Collection of Power Corporation of Canada
Photograph: Musée national des beaux-
arts du Québec, Patrick Altman

PAGE 64
Tom Thomson [1877-1917] Canadian
Algonquin Park, 1915
Oil on board
20 x 25 cm
Collection of Tom Thomson Memorial Art
Gallery, Owen Sound
Gift of Mrs. J.G. Henry, sister of the artist

PAGE 65
Tom Thomson [1877-1917] Canadian
Decorative Landscape: Birches, circa 1915
Oil on canvas
77 x 72.1 cm
National Gallery of Canada, Ottawa
Bequest of Dr. J.M. MacCallum, Toronto,
1944
Photograph: © National Gallery of Canada

PAGE 67
Tom Thomson [1877-1917] Canadian
Pine Island, Georgian Bay, 1914-1916
Oil on canvas
153.2 x 127.7 cm
National Gallery of Canada, Ottawa
Bequest of Dr. J.M. MacCallum, Toronto,
1944
Photograph: © National Gallery of Canada

PAGE 69
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Morning by the Edge of the Pond, 1900
Oil on canvas
38 x 63.5 cm
Collection of Power Corporation of Canada
Photograph: Musée national des beaux-
arts du Québec, Patrick Altman

PAGE 71
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Return from the Harvest Field, 1903
Oil on canvas
165.5 x 201.8 cm
Collection of Power Corporation of Canada

PAGE 72
Marc-Aurèle de Foy Suzor-Coté [1869-1937]
Canadian
Port-Blanc in Brittany, 1906
Oil on canvas
64.9 x 81 cm
National Gallery of Canada, Ottawa
Purchased 1962
Photograph: © National Gallery of Canada